UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2012

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2012 to March 31, 2012)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

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I. COMPANY OVERVIEW

1. Company Overview

Starting in the first quarter of 2011, SK Telecom Co., Ltd. (the “Company”) prepares and reports its financial statements under the International Financial Reporting Standards as adopted for use in Korea (“K-IFRS”). The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s quarterly business report for the quarter ended March 31, 2012 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2011 (millions of Won)	Material Subsidiary*

SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication and satellite broadcasting services	420,829	Material

SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	314,700	Material

PAXNet Co., Ltd.	May 18, 1999	Database and online information services	33,949

Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	157,104	Material

Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	18,506

Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	49,729

SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,314,479	Material

Broadband D&M Co., Ltd.	Feb. 5, 1998	Management of telecommunication facilities	11,872

Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	89,915	Material

Broadband CS Co., Ltd.	Oct. 1, 1998	Call center operation	6,948

K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,057

2nd Benex Focus Investment Fund	Dec. 12, 2008	Investment partnership	21,663

Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,716

PS&Marketing Corporation	Apr. 3, 2009	Resale of telecommunication services	289,062	Material

Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	43,447

Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	37,165

Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	80,249	Material

Service In Co., Ltd.	Apr. 4, 2011	Internet services	3,247

BNCP Co., Ltd.	Dec. 7, 2009	Software development	28,631

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Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2011 (millions of Won)	Material Subsidiary*

SK Planet Co., Ltd.	Oct. 5,2011	Platform service	1,677,730	Material

SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	36,810

Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	820,639	Material

Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	23,569

SK China Real Estate Co., Limited	Mar. 19, 2009	Real estate investment	295

SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	42,539

SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	42,681

YTK Investment Ltd.	Jul. 1, 2010	Investment	51,218	Material

Atlas Investment	Jun. 24, 2011	Investment	50,643	Material

Technology Innovation Partners, LP	Jun. 24, 2011	Investment	0

SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	687

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.

A. Corporate Legal Business Name: SK Telecom Co., Ltd.

B. Date of Incorporation: March 29, 1984

C. Location of Headquarters

(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2) Phone: +82-2-6100-2114

(3) Website: http://www.sktelecom.com

D. Major Businesses

(1) Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld device, affordable pricing, network coverage and an extensive contents library. With the commencement of services employing LTE technology, the Company expects to be able to provide its wireless subscribers with access to high-quality video contents and services, interactive multimedia games and other new services. In 2012, we plan to achieve new growth by focusing on data services as LTE service expands. Having reached one million LTE subscribers as of January 31, 2012 for the first time in Korea, the Company is solidifying its leadership position in LTE services based on its technology and network operating expertise. The Company also plans to improve the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products. In the business-to-business area, the Company plans to develop and commercialize industry-specific solutions focused on healthcare and education through strategic alliances.

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(2) Fixed-line Business

SK Broadband is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes the following services provided by certain other subsidiaries of SK Telecom subject to consolidation under K-IFRS: multimedia services and IP TV services (Broadband Media Co., Ltd.); telemarketing services (Broadband CS Co., Ltd.); and telecommunications-related construction and lease services (Broadband D&M Co., Ltd.).

(3) Other Businesses

The Company is pursuing customer satisfaction by providing the best service and generating new values in diverse areas in contents delivery, location based service, media, mobile commerce and advertisement. In contents delivery service, the Company provides high-quality digital contents in its leading mobile contents marketplace, T store, which had more than 10 million subscribers and plans to expand globally.

In the location based service business, users of the Company’s T map service surpassed 10 million in 2011. T map provides real time traffic information and various local information. In the media business, the Company provides “hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile and other digital devices. In the commerce and advertising area, the Company’s 11 Street provides platform service that connects various sellers and purchasers on-line, which continues to increase its market share. In addition, the Company pursues new business opportunities in comprehensive advertising service comprising on-line and wireless, such as its “T ad” service.

SK Communications provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in greatly expanded advertiser base, and the increasing variety in the format of advertising have all contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, games and other contents services. In addition, SK Communications receives revenue from its services agreement with SK Telecom in connection with operation of WAP wireless NATE services. Service In Co., Ltd. is engaged in Internet service, database and on-line information service, data processing, Internet contents services, telemarketing and other computer services.

See “II. Business Overview” for more information.

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E. Credit Ratings

(1) Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating

June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating

October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating

January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating

February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating

June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating

June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating

June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating

June 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating

June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

December 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Current rating

December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

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(2) Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

June 3, 2008	CP	A1	Korea Ratings	Current rating

June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating

June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating

October 20, 2008	CP	A1	Korea Ratings	Regular rating

October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating

October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating

June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating

June 26, 2009	CP	A1	Korea Ratings	Current rating

June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating

December 15, 2009	CP	A1	Korea Ratings	Regular rating

December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating

December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating

June 22, 2010	CP	A1	Korea Ratings	Current rating

June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating

June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating

December 16, 2010	CP	A1	Korea Ratings	Regular rating

December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating

December 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Regular rating

May 27, 2011	CP	A1	Korea Ratings	Current rating

June 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Current rating

June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating

December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating

December 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Regular rating

December 16, 2011	CP	A1	Korea Ratings	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company (Credit rating range)	Rating type

February 13, 2012	Offshore Convertible Bonds	A-	Fitch (England)	Current rating

February 15, 2012	Offshore Convertible Bonds	A3	Moody’s (U.S.A.)	Current rating

February 14, 2012	Offshore Convertible Bonds	A-	S&P (U.S.A.)	Current rating

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2. Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK Hynix Inc. (formerly, Hynix Semiconductor Inc.)

A. Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B. Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Board to transfer to an affiliate of the Company. At the 28th General Shareholders’ Meeting held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee.

C. Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd. On March 23, 2012, SK Hynix Inc., which became our subsidiary in February 2012, changed its name to SK Hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual shareholders’ meeting.

D. Mergers, Acquisitions and Restructuring

[SK Telecom]

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(1) Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail

Method of Spin-off	Simple vertical spin-off

Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)

Effective Date	October 1, 2011

Set forth below is summary of financial position before and after the spin-off. (in millions of Won)

Description	Before spin-off (As of September 30, 2011)	After spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.

Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

Schedule of spin-off

	Category	Date

	Board resolution on spin-off	July 19, 2011

	Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off	August 4, 2011

	Shareholders’ Meeting for Approval of Spin-off Plan	August 31, 2011

	Date of Spin-off	October 1, 2011

	Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders	October 4, 2011

	Registration of Spin-off	October 5, 2011
Others	Notice of closure of shareholders register	July 20, 2011
	Period of closure of shareholders register	August 5, 2011~August 8, 2011
	Public notice of shareholders’ meeting	August 10, 2011 and August 12, 2011
	Dispatch of notice of shareholders’ meeting	August 12, 2011

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•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2) Acquisition of Shares of Hynix Semiconductor

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of Hynix Semiconductor Inc. (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire the control of Hynix Semiconductor. The Company has a 21.05% equity interest in Hynix Semiconductor after the purchase.

[SK Telink Co., Ltd.]

(1) Merger

On July 22, 2010, the board of directors approved the merger of TU Media Corp. into SK Telink Co., Ltd. effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications Co., Ltd.]

(1) Merger

On June 25, 2007, the board of directors resolved to cause SK Communications Co., Ltd. to merge into Empas Corp., effective as of November 1, 2007. We believe this merger helped to strengthen our competitiveness in the portal services market. In the merger, one share of the former SK Communications was converted into 3.5732182 shares of Empas.

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(2) Spin off

On August 6, 2008, the board of directors resolved to spin off its video education business to create Etoos Co., Ltd., effective as of November 1, 2008. The spin off was intended to help the Company to better focus on its core businesses and to give each of our business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(3) Disposition and acquisition of businesses

1. Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3. Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(4) Disposition of shares

1. Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2. Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3. Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet Co., Ltd. at a price of Won 10 million.

E. Other Important Matters related to Management Activities

[SK Telecom]

(1) Bank loans

On February 14, 2012, the Company borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of Hynix shares. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

11

[SK Broadband]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolution of our shareholders.

[SK Communications Co., Ltd.]

(1) Leak of personal information

In July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications Co., Ltd., the Company’s consolidated subsidiary, occurred. Two lawsuits (total claim of Won 9 million) demanding compensation for damages from the leak were filed and five payment orders (total payment amount of Won 7 million) were issued by the courts against SK Communications in connection with the leak.

3. Total Number of Shares

A. Total number of shares

(As of March 31, 2012)	(Unit: shares)
Classification	Share type			Remarks
	Common shares	—	Total

I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—

b. retirement with profit	8,533,235	—	8,533,235	—

c. redemption of redeemable shares	—	—	—	—

d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	11,050,712	—	11,050,712	—

VI. Number of shares outstanding (IV-V)	69,694,999	—	69,694,999	—

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On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury stock. The Company repurchased 1.4 million shares of treasury stock from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury stock, please see public disclosures made on July 20, 2011 and October 5, 2011.

B. Treasury Stock

(1) Acquisitions and Dispositions of Treasury Stocks

(As of March 31, 2012)						(Unit: Shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Appraisal rights of dissenting shareholder	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028

			Preferred shares	—	—	—	—	—

	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710

			Preferred shares	—	—	—	—	—

Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—
Total			Common shares	11,050,712	—	—	—	11,050,712

			Preferred shares	—	—	—	—	—

*	Among 11,050,712 shares directly acquired by the Company, 2,308,406 shares were deposited with the Korea Securities Depository as of March 31, 2012 for issuance upon conversion of the overseas convertible bonds.

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4. Status of Voting Rights

(As of March 31, 2012)			(Unit: shares)
Classification		Number of shares	Remarks

Total shares (A)	Common share	80,745,711	—

	Preferred share	—

Number of shares without voting rights (B)	Common share	11,050,712	Treasury shares
	Preferred share	—

Shares with restricted voting rights under the Korean law (C)	—	—	—

Shares with reestablished voting rights (D)	—	—	—

The number of shares with exercisable voting right s (E = A - B - C + D)	Common share	69,694,999	—
	Preferred share	—

5. Dividends and Others

A. Dividends

(1)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(3)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(5)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

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B. Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)

Classification		As of and for the quarter ended March 31, 2012	As of and for the year ended December 31, 2011	As of and for the year ended December 31, 2010
Par value per share (Won)		500	500	500
Net income		344,972	1,694,363	1,947,008
Net income per share (Won)		4.950	24,002	27,063

Total cash dividend		—	656,533	669,534

Total stock dividends		—	—	—

Percentage of cash dividend to available income (%)		—	38.7	34.4
Cash dividend yield ratio (%)	Common share	—	6.6	5.4
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	—	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

•	Prepared based on non-consolidated financial statements. Net income per share means basic net income per share.

*	Total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

15

II. BUSINESS

Each company in consolidated entity is separate as a legal entity providing independent services and products. The business is majorly distinguished as a wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, a fixed line telecommunication business consisting of PSTN, high speed Internet, data and network lease service etc. and other telecommunication business composing of Internet portal service, game etc.

1. Business Overview

[Wireless Business]

A. Industry Characteristics

As of March 31, 2012, the number of domestic mobile phone subscribers reached 52.71 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smartphone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced handsets including various smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, the B2B business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.

B. Growth Potential

					(Unit: 1,000 persons)
Classification		As of March 31, 2012	As of December 31,
			2011	2010	2009	2008
Number of subscribers	SK Telecom	26,556	26,553	25,705	24,270	23,032
	Others (KT, LGU+)	26,153	25,954	25,062	23,675	22,575

	Total	52,709	52,507	50,767	47,944	45,607

(Source: Korea Communications Commission website)

16

C. Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

(Unit: %)
Classification	As of March 31, 2012	As of December 31,
		2011	2010	2009

Mobile communication services	50.4	50.6	50.6	50.6

Comparative market share:

(As of March 31, 2012)		(Unit: %)
Classification	SK Telecom	KT	LGU+

Market share	50.4	31.5	18.1

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunication service provider into a comprehensive information and communication technology (“ICT”) service provider. It has continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. In the first quarter of 2012, on a non-consolidated basis, the Company recorded revenue of Won 3.02 trillion, operating income of Won 460 billion and net income of Won 340 billion. On a consolidated basis, the Company’s revenue increased 2.0% to Won 3.99 trillion in the first quarter of 2012 from the corresponding period of the previous year, primarily due to an increase in the number of 3G smartphone subscribers and LTE subscribers. The Company’s consolidated operating income amounted to Won 450 billion, impacted by an increase in capital expenditures due to an increase in data traffic, as well as an increase in frequency expenses.

The number of subscribers as of March 31, 2012 was 26.56 million, an increase of 3,000 from the previous quarter. In particular, the number of smartphone subscribers as of March, 31 of 2012 was 12.76 million, an increase of 7.4 million from the previous quarter, including 1.77 million LTE subscribers, solidifying the Company’s market leadership. The Company upgraded the quality of smartphone services by providing commercial LTE services, which enable streaming service of high-quality videos, high-definition video conference calls and wireless on-line gaming services. The Company also plans to enhance customer satisfaction by improving network quality.

17

SK Telink, a subsidiary of the Company, plans to expand its operations to the mobile virtual network operator (“MVNO”) business based on its technical expertise and know-how obtained in its international telecommunications business. SK Telink plans to launch its pre-paid MVNO service in June 2012 and post-pay service in January 2013. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

[Fixed Line Business]

A. Industry Characteristics

The Korean telecommunications industry is currently characterized by the introduction of smartphones, tablet computers and other devices with enhanced mobility and the advent of cloud computing, mobile offices and other information and communications technology. In addition, mergers among fixed-line operators and wireless operators have accelerated the convergence within the telecommunications sector, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. Spurred on by the introduction of various bundled products , growth in the subscriber base for IPTV services and a paradigm shift in the voice telephone market towards Internet-based telephone services, the broadband and fixed-line telecommunications market is playing a key role in the accelerated consolidation of the service providers as well as heightened competition in a growing market. The increased usage of smartphones and tablet PCs, as well as the commercialization of the fourth generation LTE network, has greatly increased the demand for wireless data transmissions, thereby putting into greater relief the importance of fixed-line networks.

We believe the transition to digital TV services will accelerate in 2012 when analog open air TV broadcast will terminate. We expect stronger competition in new services such as smart TVs and various convergence products, such as smartphones and N Screen services employing tablet computers.

18

B. Growth Potential

(Unit: 1,000 persons)
Classification		As of March 31, 2012	As of December 31,
			2011	2010
Fixed Line Subscribers	High Speed Internet	17,963	17,860	17,224
	Fixed Line	18,560	18,633	19,273
	IPTV (real-time)	4,958	3,591	2,740

(Source: Korea Communications Commission website)

C. Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are generally not sensitive to cyclical economic changes. Demand for these services also does not show seasonal fluctuations.

We expect that the accelerated transition to digital TV services as a result of the termination of terrestrial analog TV broadcast, as well as the entrance of Google Inc. and Apple Inc. into the television market, would present opportunities by expanding the market size and increasing consumers’ interests. Risk factors include a competitor’s convergence service comprising both IPTV and satellite TV service, which is aimed at expanding the subscriber base.

Historical market share of the Company:

(Unit: %)
Classification	As of March 31, 2012	As of December 31,
		2011	2010

High Speed Internet (include Resale)	23.6	23.5	23.2

Fixed Line (include VOIP)	15.0	14.6	13.7

IPTV (real-time)	19.9	24.6	26.8

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

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SK Telink, a material consolidated subsidiary of ours, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. In addition, in 2011, we were again ranked first in the three major independent customer satisfaction surveys, including the Korea Nation Customer Satisfaction Index, after having been ranked first in 2010. The revenue from our international calling services in 2011 was Won 416.5 billion. SK Telink plans to strengthen its existing business, including international and long-distance calling services, while satisfying customers’ diverse needs for new services such as the VOIP and value-added services.

[Other Business]

A. Industry Characteristics

As the number of smartphone subscribers in Korea exceeds 23 million, 92% of total economically active population uses smartphones. The growth in smartphones and other mobile devices has made a service provider with strong platform business the leader in ICT market. Platform business acts as an intermediary among various customer groups and thereby generating new values, attracting subscribers and users and creating an ecosystem with certain lock-in effects. A platform can exist in various forms, including technological standard (iOS, Android OS), subscriber-based service platforms (Facebook, Twitter) or a marketplace (Amazon, T store). Platform business is evolving and expanding globally.

Platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple has become the world’s leading smartphone producer based on its innovative design and the competitive strength of its AppStore platform. Google has created a new ecosystem of long-tail advertisement by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. Facebook has grown significantly into a platform business by introducing platforms such as Facebook Connect, Social Graph and Like.

B. Growth Potential

The Company expects that the scope and value generated by the platform business, including application and content marketplaces and N-screen services, will increase, as smartphones and tablet PCs become more popular and the bandwidth and speed of network infrastructure improve.

20

<Global Smartphone and Tablet Sales Forecast>							(in million units)
Classification	2008	2009	2010	2011	2012	2013	2014	2015

Smartphone	252	285	269	366	455	555	670	774

Tablet	—	—	18	70	108	160	223	294

(Source: Gartner, April 2011)

<Korea Smartphone and Tablet Subscriber Forecast>				(in ten thousand subscribers)
Classification	2010	2011	2012	2013	2014	2015

Smartphone	733	1,883	2,706	3,324	3,820	4,213

Tablet	18	180	383	563	744	982

(Source: Korea Communications Commission, December 2010)

As the wireless network evolves to the fourth generation (4G) LTE, business opportunities for the platform business are growing, which include multimedia streaming, N-screen service based on cloud technology and high-definition location based services. Since the platform business realizes profit by connecting with advertisement or commerce after building a critical mass of subscriber and traffic base, recent growth in advertisement and commerce markets is expected to present an opportunity for platform businesses.

C. Domestic and Overseas Market Conditions

(1) Competition

•	Application Marketplace

The growth of application marketplaces, which started with Apple’s App Store, provides the platform businesses with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among ecosystems that include application developers as well as platform operators.

<Growth of Global Application Marketplace>
Classification	2008	2009	2010	2011	2012

Revenue (in US$ million)	807	4,002	6,107	10,108	15,805

Downloads (in millions)	505	2,516	4,501	8,001	14,001

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(Source: Korea Electronics Technology Institute, February 2010)

<Global Competitive Environment among Application Marketplaces, May 2011>
Classification	App Store	Android Market	Ovi Store	GetJar

Operator	Apple	Google	Nokia	GetJar

Time launched	July 2008	October 2008	May 2009	2004

Available Applications	425,000	238,000	84,000	68,000

Cumulative Downloads (in billions)	15.0	5.0	1.8	0.6

(Source: ComScore, Distismo, June 2011)

•	Commerce Markets

The Company expects that on-line commerce market will continue to grow due to growth potential of Internet shopping population and strengthening of on-line business models by off-line operators.

<Size of Korea Commerce Market>			(unit: Won trillion)
Classification	2010	2011(F)	2012(F)	2014(F)

Total Commerce Markets	197.0	223.0	238.0	252.0

Online Commerce	24.8	29.6	34.1	45.2

Department Stores and Supermarkets	57.2	60.1	63.7	75.1

TV home shopping	5.2	5.9	6.3	7.2

Convenience Stores	7.0	7.8	8.8	11.2

Small Stores	101.0	103.3	119.2	113.3

(Source: National Statistical Office, 2010)

Korean advertisement market is expected to grow from Won 7.4 trillion in 2010 to Won 10.0 trillion in 2015. In particular, mobile advertisement is expected to grow rapidly to Won 0.8 trillion in 2015, primarily due to the popularity of smartphones and convergence with location based advertisement.

22

<Korea Advertising Market by Media>		(unit: Won trillion)
Classification	2001	2005	2010	2015(F)

Total Advertisement Market	5.5	6.3	7.4	10.0

TV, Radio, Newspaper, Magazine	4.4	4.5	4.3	4.9

Internet	0.1	0.6	1.5	2.3

Mobile			0.3	0.8

Others (including cable television)	0.9	1.2	1.6	2.0

(Source: Frost & Sullivan, 2010, Korea Communications Commission, 2010)

•	Media Contents Market

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in on-line and mobile video market.

Internet portal service providers provide more or less identical types of services, including search, social networking sites, email service, news and other contents. However, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively light entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a strongly competitive market environment.

(2) Market Share

Our “CyWorld” service is the largest social networking website in Korea, with 26.11 million cumulative subscribers, 16.24 million net subscribers and a page view of 1.7 billion as of March 2012. Our “Nate-On” service had the largest market share of 70.9% in the instant messenger market in Korea with 10.2 million net users as of March 2012. Our “Nate” search portal service ranked third among search engines in Korea with a market share of 2.3% as of March 2012. (Source: Korean Click, company data).

D. Business Overview and Competitive Strengths

Based on the digital content marketplace (T store), commerce marketplace (11 Street) and location-based service (T map), the Company plans to expand its platform ecosystem focusing on “Open & Collaboration” motto. It seeks to increase its enterprise value by expanding into media platform and advertisement platform.

23

•	Digital Content Marketplace

T store, launched in September 2009, reached 13.68 million subscribers and cumulative downloads of 720 million as of March 2012, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices.

•	Commerce (Open Market)

11 Street, a marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it has succeeded in growing to a comparable size with Auction vying for the second position. Future growth plans include new commerce and overseas joint ventures based on 11 Street’s business expertise.

•	Location-based Service

T map provides map, local information, real-time traffic information and navigation services. With unique visitors of 4.32 million per month as of March 31, 2012, T map is one of the leading location based service platforms in Korea. The Company plans to further develop T map platform by initiating open services, providing services to more diverse types of devices and providing local services.

•	Media Platform

The Company’s media platform business has started with “hoppin” service, which provides N-screen media service enabling subscribers to enjoy contents through a number of devices. Hoppin is expanding its services to more types of smartphones and tablets. The Company plans to develop Hoppin service into a media platform acting as an intermediary of various N-screen services. It also plans to provide media platform services in global markets.

•	Web Search through Nate.com

The Company’s web search service provided through Nate.com plans to enhance competitiveness by adding social search function. In addition, Cyworld plans to establish a worldwide service for global users.

•	Mobile Social Networking Service

In the first quarter 2012, SK Planet, a subsidiary of the Company, acquired Mad Smart Co., Ltd., which provides “tic-toc” service, in order to expand its business to mobile communication and social networking services. Mobile social networking service, still in its early stage of development, presents ample opportunities for new businesses and is expected to grow rapidly in the future. SK Planet plans to create synergies from the acquisition by combining its know-how in platform service and the strengths of “tic-toc” in social networking services.

24

2. Major Products & Services

A. Updates on Major Products and Services

			(Unit: in thousands of Won, %)
Business fields	Major companies	Item	Major trademarks	Sales amount (ratio)
Mobile	SK Telecom Co., Ltd., PS&Marketing Corporation, Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Phone Service, Wireless Data Service, Information Telecommunication Service	T, NATE and others	3,222,915,848	(81%)

Fixed Line	SK Broadband Co., Ltd., Broadband D&M Co., Ltd., Broadband Media Co., Ltd., Broadband CS Co., Ltd., SK Telink Co., Ltd.	Fixed-line Phone, High Speed Internet, Data and Network Lease Service	B tv, 00700 international call and others	535,996,050	(13%)

Other	SK Planet Co., Ltd , Commerce Planet Co., Ltd , SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game Service	11th Street, T-Store, T-map, NATE, Cyworld and others	226,656,807	(6%)

Total				3,985,568,705	(100%)

B. Price Fluctuation Trend of Major Products and Services

[Mobile Business]

Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of March 31, 2012, based on the Company’s Standard Plan, basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed Line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the quarter ended March 31, 2012, broadband Internet and TV services comprised 47.0% of SK Broadband’s revenue, telephony service 24.9%, corporate data services 19.6% and other telecommunications services 8.5%.

[Other Business]

SK Communications’ display advertisements are priced at Won 15 to 70 million per day. Search advertisements are priced variably depending on the search keyword using cost per click and cost per time methods. Cyworld revenues are generated through sale of cyber items at a price of Won 300 to 700 per item per week.

25

3. Investment Status

[Mobile Business]

A. Investment in Progress

						(Unit: in 100 millions of Won)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment

Network/Common	Upgrade/ New installation	2012	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	4,820	To be determined

Total				—	To be determined	4,820	To be determined

B. Future Investment Plan

						(Unit: in 100 millions of Won)
	Expected investment amount		Expected investment for each year			Investment effect
Business field	Asset type	Amount	2012	2013	2014

Network/Common	Network, systems and others	23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

[Fixed Line Business]

A. Investment in Progress

						(Unit: in 100 millions of Won)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment

High-speed Internet	Upgrade/ New installation	2012	Backbone and subscriber network / others	Expand subscriber networks and facilities	387	107	To be determined
Telephone						5
Television						131
Corporate Data				Increase leased-line and integrated information system		130
Others				Expand networks		14

Total						387

26

4. Revenues

					(Unit: in millions of Won)
Business field	Sales type	Item		For the quarter ended March 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Mobile	Services	Mobile communication	Export	8,379	1,331	599
			Domestic	3,214,537	13,100,614	12,919,663

			Subtotal	3,222,916	13,101,945	12,920,262

Fixed Line	Services	Fixed line, B2B data, High speed Internet, TV	Export	7,209	28,070	30,883
			Domestic	528,787	2,134,498	2,196,424

			Subtotal	535,996	2,162,568	2,227,307

Other	Services	Display and Search ad., Content	Export	442	12,036	12,000
			Domestic	226,215	711,729	439,726

			Subtotal	226,657	723,765	451,726

Total			Export	16,029	41,437	43,482
			Domestic	3,969,539	15,946,841	15,555,813

			Total	3,985,569	15,988,278	15,599,295

				(Unit: in thousands of Won)
For the quarter ended March 31, 2012	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation

Total revenue	3,442,511,586	690,664,846	400,488,770	4,533,665,202	-548,096,497	3,985,568,705

Internal revenue	219,595,738	154,668,795	173,831,964	548,096,497	-548,096,497	—

External revenue	3,222,915,848	535,996,050	226,656,807	3,985,568,705	—	3,985,568,705

Operating income (loss)	459,432,534	-1,341,845	-5,774,690	452,315,999	—	452,315,999

Net profit (loss)	344,914,154	-18,476,142	-244,976	326,193,036	-25,812,203	300,380,833

Total asset	23,537,231,130	3,442,233,461	3,294,059,817	30,273,524,408	-3,726,622,809	26,546,901,599

Total liabilities	11,642,534,707	2,152,590,940	819,822,185	14,614,947,832	-460,036,340	14,154,911,492

27

5. Derivative Transactions

(1) Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 3,317,536,000 (excluding tax effect totaling Won 559,011,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 18,980 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of March 31, 2012, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 2,711,443,000 (excluding tax effect totaling Won 862,401,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 68,536,652,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of March 31, 2012, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 50,902,415,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 16,251,159,000 and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling Won 2,363,941,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a gain on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.

The Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009, and has applied cash flow risk hedge accounting to this swap contract starting from October 14, 2011. Accordingly, as of March 31, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives of Won 938,665,000 that has accrued since October 14, 2011 (excluding tax effect totaling Won 299,679,000 and foreign exchange translation gain arising from this floating rate foreign currency bonds totaling Won 4,434,269,000) was accounted for as accumulated other comprehensive loss.

28

The Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of March 31, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives of Won 6,279,558,000 (excluding tax effect totaling Won 2,004,819,000 and foreign exchange translation gain arising from this floating rate foreign currency bonds totaling Won 5,116,051,000) was accounted for as accumulated other comprehensive gain.

The Company has entered into a currency and interest rate swap contract with United Overseas Bank in order to hedge the foreign currency risk and the interest rate risk of floating rate foreign currency bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of March 31, 2012, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives of Won 278,165,000 (excluding tax effect totaling Won 88,807,000 and foreign exchange translation loss arising from this floating rate foreign currency bonds totaling Won 1,319,602,000) was accounted for as accumulated other comprehensive loss.

(2) The fair values of the derivative instruments described above as of March 31, 2012 are recognized as derivative assets or derivative liabilities under current assets, non-current assets or current liabilities on the Company’s balance sheet. Details are as follows:

(Unit: Won in thousands)
Category	Subject of Risk Hedge	Contract Period	Fair Value of Derivative Instruments
			Designated as Hedging Instrument	Not Designated as Hedging Instrument	Total

Currency Swap (Current Asset)	Unguaranteed Japanese Yen-denominated Bonds (face amount of JPY 12,500,000,000)	From Nov. 13, 2007 to Nov. 13, 2012	70,385,694	—	70,385,694

Currency Swap (Non-current Assets)	Floating-rate Long-term Borrowing (principal amount of USD 100,000,000)	From Oct. 10, 2006 to Oct. 10, 2013	15,103,453	—	15,103,453
	Unguaranteed Foreign Currency Bonds (face amount of USD 400,000,000)	From Jul. 20, 2007 to Jul. 20, 2027	60,288,506	—	60,288,506
	Floating-rate Foreign Currency Bonds (face amount of USD 250,000,000)	From Dec. 15, 2011 to Dec. 12, 2014	3,168,327	—	3,168,327
	Floating-rate Foreign Currency Bonds (face amount of SGD 65,000,000)	From Dec. 15, 2011 to Dec. 12, 2014	952,631	—	952,631

29

(Unit: Won in thousands)
Category	Subject of Risk Hedge	Contract Period	Fair Value of Derivative Instruments
			Designated as Hedging Instrument	Not Designated as Hedging Instrument	Total

Conversion Right (Non-current Asset)	Convertible Bonds (Available-for-sale Securities)(*) (face amount of Won 50,000,000 thousand)	From Sep. 1, 2009 to Aug. 31, 2014	—	974,723	974,723

Total derivative assets:			149,898,611	974,723	150,873,334

Currency Swap (Current Liability)	Floating-rate Foreign Currency Bonds (face amount of USD 220,000,000)	From Apr. 29, 2009 to Apr. 29, 2012	5,672,614	—	5,672,614

Total derivative liabilities:			5,672,614	—	5,672,614

30

(*)	The fair value of Won 974,723,000 of the conversion rights of the convertible bonds held by SK Communications, a subsidiary of the Company, was recognized as non-current derivative asset.

6. Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (Won in 100 million)

Service	SK Planet Co., Ltd.	January 1, 2012	December 31, 2012	B2B contents contract for 2012 with SK Planet (T-map, T-Gift, Nate FZ, T-Cloud)	6,167

Subtotal					6,167

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note

Telecommunication service providers	Interconnection among telecommunication service providers	—	Interconnection among telecommunication service providers

KEPCO	Provision of electric facilities	From Dec. 2004 until terminated	Use of electricity poles

31

Counterparty	Contract Contents	Contract Period	Note

Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012	Use of railway telecommunication conduit

Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013	Use of railway telecommunication conduit

Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2012	Use of railway telecommunication conduit

Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012	Use of railway telecommunication conduit

[SK Planet]

Counterparty	Contract Contents	Contract Period	Amount

SK Communications	Operation of shopping business at Nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Variable depending on the NATE shopping revenues and other factors

Note. The agreements with SK Communications Co., Ltd. have been transferred from SK Telecom to SK Planet in connection with the spin-off of SK Planet on Oct. 5, 2011.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount

Overture Korea	Agency agreement for search advertisement	—	Amount determined based on the number of clicks

SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion

SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined depending on the NATE shopping revenues and other factors.

Daum Communications	Business and service cooperation regarding search advertisement	—	Revenues are allocated in accordance with certain set percentages.

32

Note. The agreements with SK Planet Co., Ltd. have been transferred from SK Telecom to SK Planet in connection with the spin-off of SK Planet on Oct. 5, 2011.

7. R&D Investments

			(Unit: in million Won)
	Category	For the quarter ended March 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	Remarks

	Raw material	5	45	41	—

	Labor	20,545	48,656	49,441	—

	Depreciation	36,810	149,850	143,131	—

	Commissioned service	1,568	40,257	98,545	—

	Others	8,175	57,118	64,755	—

	Total R&D costs	67,103	295,927	355,913	—

Accounting	Sales and administrative expenses	66,544	289,979	352,186	—
	Development expenses (Intangible assets)	559	5,948	3,727	—

	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.69%	1.85%	2.28%

33

8. Other information relating to investment decisions

[SK Telecom]

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Properties

The Company holds 3,419 Korean registered patents, 228 U.S. registered patents, 107 Chinese registered patents(all including patents held jointly with other companies) and more patents with other countries. The Company holds 811 Korean registered trademarks and owns intellectual property rights to the design of alphabet “T”. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 320 Korean registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of March 31, 2012, SK Planet held 1,733 Korean registered patents, 91 registered design marks, 739 registered trademarks and one copyright (including those held jointly with other companies). It also holds 20 U.S. registered patents, 30 Chinese registered patents, 8 Japanese registered patents, 13 E.U. registered patents (all including patents held jointly with other companies) and more patents with other countries.

[SK Communications]

As of March 31, 2012, SK Communications held 58 Korean registered patents, 26 registered design rights and 694 registered trademarks.

34

III. FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

			(Unit: in thousand Won)
Classification/Fiscal Year	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	5,555,731,817	6,117,478,958	6,653,991,923
• Cash and Cash Equivalent	1,769,391,447	1,650,793,876	659,404,935
• Accounts Receivable – Trade	1,744,497,858	1,823,169,889	1,949,397,279
• Accounts Receivable – Other	741,298,879	908,836,454	2,531,847,155
• Others	1,300,543,633	1,734,678,739	1,513,342,554
Non-Current Assets	20,991,169,782	18,248,557,471	16,478,397,157
• Long Term Investment	1,466,734,560	1,537,945,216	1,680,582,091
• Investments in Associates	4,685,821,635	1,384,605,401	1,204,691,805
• Property and Equipment	8,696,455,542	9,030,998,201	8,153,412,683
• Intangible Assets	2,940,927,120	2,995,803,300	1,884,955,652
• Goodwill	1,740,203,341	1,749,932,878	1,736,649,137
• Others	1,461,027,584	1,549,272,475	1,818,105,789

Total Assets	26,546,901,599	24,366,036,429	23,132,389,080

Current Liabilities	6,582,580,262	6,673,589,809	6,202,170,452
Non-Current Liabilities	7,572,331,230	4,959,737,573	4,522,219,358

Total Liabilities	14,154,911,492	11,633,327,382	10,724,389,810

Controlling Shareholders’ Equity	11,342,733,441	11,661,880,863	11,329,990,900
Capital	44,639,473	44,639,473	44,639,473
Share Premium	(290,688,346)	(285,347,419)	(78,952,875)
Retained Earnings	11,359,342,076	11,642,525,267	10,721,249,327
Reserves	229,440,238	260,063,542	643,054,975
Non-controlling Interests	1,049,256,666	1,070,828,184	1,078,008,370

Total Stockholders’ Equity	12,391,990,107	12,732,709,047	12,407,999,270

Number of Companies Consolidated	30	31	32

Classification/Fiscal Year	For the quarter ended March 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	3,985,568,705	15,988,277,642	15,599,162,033
Operating Income (or Loss)	452,315,999	2,131,457,658	2,285,911,094
Income (or Loss) From Continuing Operation Before Income Tax	381,984,403	2,182,858,121	2,318,090,573
Consolidated Total Net Income	300,380,834	1,582,073,280	1,766,834,754
Net Income (or Loss) Attributable to Controlling Interests	306,424,089	1,612,889,086	1,841,612,790
Net Income (or Loss) Attributable to Non-controlling Interests	(6,043,255)	(30,815,806)	(74,778,036)
Net Income Per Share (Won)	4,397	22,848	25,598
Diluted Net Income Per Share (Won)	4,300	22,223	24,942

35

2.	Summary Financial Information (Non-Consolidated)

			(Unit: in thousand Won)
Classification/Fiscal Year	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	3,615,332,854	3,948,077,706	5,316,976,799
• Cash and Cash Equivalent	1,163,682,631	895,557,654	357,469,908
• Accounts Receivable – Trade	1,287,862,447	1,282,233,900	1,453,060,673
• Accounts Receivable – Other	526,980,498	774,221,266	2,499,969,010
• Others	636,807,278	996,064,886	1,006,477,208
Non Current Assets	19,491,357,493	16,572,449,699	14,410,149,512
• Long Term Investment	1,265,922,974	1,312,437,834	1,517,029,011
• Investments in Associates	7,956,912,187	4,647,505,583	3,584,394,790
• Property and Equipment	6,026,043,707	6,260,168,675	5,469,747,495
• Intangible Assets	2,334,965,118	2,364,795,182	1,424,968,542
• Goodwill	1,306,236,299	1,306,236,299	1,308,422,097
• Others	601,277,208	681,306,126	1,105,587,577

Total Assets	23,106,690,347	20,520,527,405	19,727,126,311

Current Liabilities	5,087,269,776	4,467,005,877	4,561,013,611
Non Current Liabilities	6,324,291,206	4,087,219,816	3,585,155,050

Total Liabilities	11,411,560,982	8,554,225,693	8,146,168,661

Capital	44,639,473	44,639,473	44,639,473
Share Premium	(236,016,201)	(236,016,201)	(24,643,471)
Retained Earnings	11,592,034,419	11,837,184,788	10,824,355,758
Reserves	294,471,674	320,493,652	736,605,890

Total Shareholders’ Equity	11,695,129,365	11,966,301,712	11,580,957,650

Classification/Fiscal Year	For the quarter ended March 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Revenue	3,016,446,714	12,575,129,190	12,550,496,552
Operating Income (or Loss)	457,701,670	2,086,648,941	2,355,027,851
Income (or Loss) From Continuing Operation Before Income Tax	433,836,583	2,274,421,557	2,503,637,367
Net Income (or Loss)	344,971,971	1,694,363,093	1,947,007,919
Net Income Per Share (Won)	4,950	24,002	27,063
Diluted Net Income Per Share (Won)	4,835	23,343	26,366

36

3. K-IFRS preparation, impact to financial statements, changes in accounting principle implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from the fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for the fiscal year 2010 presented for comparison were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards.”

IV. AUDITOR’S OPINION

1. Auditor (Consolidated)

Quarter ended March 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010

KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit Opinion (Consolidated)

Term	Auditor’s opinion	Issues noted

Quarter ended March 31, 2012	—	—

Year ended December 31, 2011	Unqualified	—

Year ended December 31, 2010	Unqualified	—

3. Auditor (Non-Consolidated)

Quarter ended March 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010

KPMG Samjong Accounting Corp.	Deloitte Anjin LLC	Deloitte Anjin LLC

4. Audit Opinion (Non-Consolidated)

Term	Auditor’s opinion	Issues noted

Quarter ended March 31, 2012	—	—

Year ended December 31, 2011	Unqualified	—

Year ended December 31, 2010	Unqualified	—

37

5. Remuneration for Independent Auditors for the Past Three Fiscal Years

A. Audit Contracts

(Unit: in thousands of Won / hour)
Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	16,160
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task

B. Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Term	Contract date	Service provided	Service duration	Fee

Quarter ended March 31, 2012	—	—	—	—
Year ended December 31, 2011	April 11, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000
Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000

38

6. Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

V. MANAGEMENT DISCUSSION AND ANALYSIS

Omitted in quarterly and half-year reports in accordance with Korean disclosure rules.

39

VI. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1. Board of Directors

A. Overview of Board of Directors Composition

The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

The number of persons	Inside directors	Independent directors

8	Sung Min Ha, Young Tae Kim, Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

At the 28th General Shareholders’ Meeting held on March 23, 2012, Young Tae Kim and Dong Seob Jee were elected as inside directors, Hyun Chin Lim was re-elected as an independent director, and Hyun Chin Lim was re-elected as a member of the audit committee.

B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
339th (the 1st meeting of 2012)	February 9, 2012	• Financial Statements as of and for the year ended December 31, 2011	Approved as proposed
		• Annual Business Report as of and for the year ended December 31, 2011	Approved as proposed
		• Management Plan for 2012	Approved as proposed
		• Transaction of goods, services and assets with SK Planet	Approved as proposed
		• Report for Internal Accounting Management System	—
		• Report for Subsequent Events following 4Q 2011	—

340th (the 2nd meeting of 2012)	February 23, 2012	• Convocation of the 28th Annual General Meeting of Shareholders	Approved as proposed
		• Result of Internal Accounting Management System Evaluation	—

40

Meeting	Date	Agenda	Approval
341th (the 3rd meeting of 2012)	March 23, 2012	• Election of Chairman of the Board of Directors	Approved as proposed
		• Amendment to the Company’s internal rules	Approved as proposed
		• Election of committee members	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		• Donation to Happiness Sharing Institute	Approved as proposed

342th (the 4th meeting of 2012)	April 26, 2012	• Adoption of internal compliance rules and the appointment of chief compliance officer	Approved as proposed
		• Amendment of board regulations	Approved as proposed
		• Issuance of overseas bonds	Approved as proposed
		• Report for Subsequent Events following 1Q 2012	—

*	The line items that do not show approval are for reporting purpose only.

C. Committees within Board of Directors

(1) Committee Structure (As of April 30, 2012)

a) Compensation Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors

5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b) Capex Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors

5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Review major investment plans and changes thereto.

41

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c) Corporate Citizenship Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors

5	Dong Seob Jee	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d) Independent Director Nomination Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors

3	Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

e) Audit Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors

4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

42

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks

The first meeting of 2012	February 1, 2012	• Preparation for audit report for the 28th Annual General Meeting of Shareholders	—

The second meeting of 2012	February 8, 2012	• Business-to-business contract with SK Telink	Approved as proposed
		• Construction of Mobile Phone Facilities for 2012	Approved as proposed
		• Construction of Network Facilities for 2012	Approved as proposed
		• Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		• 2nd half 2011 Management Audit Results and Management Audit Plan for 2012	—
		• Reports on Internal Accounting Management System	—

The third meeting of 2012	February 22, 2012	• Reports on 2011 IFRS Audit	—
		• Report on Review of 2011 Internal Accounting Management System	—
		• Evaluation of Internal Accounting Management System Operation	Approved as proposed
		• Auditor’s Report for Fiscal Year 2011	Approved as proposed
		• Agenda and Document Review for the 28th Annual General Meeting of Shareholders	Approved as proposed
		• Purchase of Mobile Phone Relay Devices for 2012	Approved as proposed
		• Purchase of Mobile Phone Transmission Devices for 2012	Approved as proposed
		• 2012 IT SM contract	Approved as proposed
		• Engagement of Independent Auditing Firm for 2012 to 2014	Approved as proposed

The fourth meeting of 2012	March 22, 2012	• 2012 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		• Asset Management Transaction with Affiliated Company (SK Securities)	—

The fifth meeting of 2012	April 26, 2012	• Election of Chairman — Jae Ho Cho	Approved as proposed
		• Remuneration of outside auditor for the Fiscal Year 2012	Approved as proposed
		• Outside auditor service plan for the Fiscal Year 2012	Approved as proposed
		• Audit plan for the Fiscal Year 2012	—
		• Purchase of maintenance, repair and operations items from Happy Narae Co., Ltd.	Approved as proposed

The sixth meeting of 2012	May 23, 2012	• Construction of Mobile Phone Facilities for 2012	Approved as proposed
		• Construction of Network Facilities for 2012	Approved as proposed
		• Service contract for handset customer service for 2012	Approved as proposed

*	The line items that do not show approval are for reporting purpose only.

43

3. Shareholders’ Exercises of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

44

4. Affiliated Companies

A. Capital Investments between Affiliated Companies

(As of March 31, 2012)
Investing company	Invested companies
	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Corporation		33.4%			25.2%	39.1%	42.5%	40.0%	83.1%
SK Innovation			100/0%	100/0%
SK Energy
SK Global Chemical
SK Networks										22.7%
SK Telecom
SK Chemicals						0.02%		25.4%
SKC
SK E&C
SK Gas
SK C&C	31.8%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Hynix Engineering

Total affiliated companies	31.8%	33.4%	100/0%	100.0%	25.2%	39.2%	42.5%	65.4%	83.1%	22.7%

Investing company	Invested companies
	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service(formerly, Daehan City Gas)	SK Sci-tech	SK Telink	Busan City Gas	Jeonnam City Gas
SK Corporation	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SK C
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	82.2%			40.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	45.5%	41.0%	100.0%	100.0%	82.2%	50.0%	83.5%	40.0%	100.0%

45

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae (formerly, MRO Korea)	SK Telesys	Encar network	F&U Credit Info	Paxnet
SK Corporation
SK Innovation						42.5%
SK Energy								0.0%
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SK C							47.5%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%		91.7%
SK E&S	100.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Marketing & Company			100.0%
SK Lubricant
SK Shipping
SK Planet										59.7%
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	47.5%	91.7%	50.0%	59.7%

	Invested companies
Investing company	SK D&D	Natruck	Loen Entertainment	Independence	SK Mobile Energy	SK Petrochemical	SK Communications	SKN Internet	SKC Air Gas	SKN service
SK Corporation
SK Innovation					100.0%
SK Energy		92.4%
SK Global Chemical						100.0%
SK Networks								100.0%		85.0%
SK Telecom
SK Chemicals
SK C									80.0%
SK E&C	45.0%
SK Gas
SK C&C				100.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet			67.6%				64.6%
SK Hynix
Hynix Engineering

Total affiliated companies	45.0%	92.4%	67.6%	100.0%	100.0%	100.0%	64.6%	100.0%	80.0%	85.0%

46

Investing company	Invested companies
	Commerce Planet	Real Vest	SKC Solmics Co., Ltd.	SK Broadband	SK M&C	Broadband Media	Broadband D&M	Broadband CS	UBcare	PyongTaek Energy Service
SK Corporation
SK Innovation					50.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				50.6%	50.0%
SK Chemicals									44.0%
SK C			53.7%
SK E&C		100.0%
SK Gas
SK C&C
SK E&S										100.0%
SK Communications
SK Broadband						100.0%	100.0%	100.0%
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet	100.0%
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	100.0%	53.7%	50.6%	100.0%	100.0%	100.0%	100.0%	44.0%	100.0%

	Invested companies
Investing company	WS Commerce	Incyto	Namwon Sarang Electric Power	Jeju United FC	MKS Guarantee	PS&Marketing	SK Forest	Green Biro	SK Lubricants	Zicos
SK Corporation
SK Innovation									100.0%
SK Energy				100.0%
SK Global Chemical
SK Networks	100.0%
SK Telecom						100.0%
SK Chemicals
SK C		100.0%
SK E&C							100.0%
SK Gas								100.0%
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D			100.0%		100.0%
SK Marketing & Company
SK Lubricant										100.0%
SK Shipping
SK Planet
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

47

Investing company	Invested companies
	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Corporation
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SK C				65.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant										100.0%
SK Shipping
SK Planet					51.0%
SK Hynix
Hynix Engineering

Total affiliated companies	100.0%	32.0%	42.0%	65.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	Natruck Friends	Ulsan Aromatics	SK Biofarm	Service In	SKC Lighting	Gimcheon Energy	SKSM	PMP	LC&C	Speed Motor
SK Corporation			100.0%
SK Innovation
SK Energy	50.0%
SK Global Chemical		50.0%
SK Networks									79.6%	100.0%
SK Telecom
SK Chemicals
SK C					65.0%
SK E&C
SK Gas
SK C&C
SK E&S						50.0%		100.0%
SK Communications				100.0%
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping							100.0%
SK Planet
SK Hynix
Hynix Engineering

Total affiliated companies	50.0%	50.0%	100.0%	100.0%	65.0%	50.0%	100.0%	100.0%	79.6%	100.0%

48

Investing company	Invested companies
	SK Planet	Highway Star	SK Hynix	Hynix Engineering	HYSTEC	HYLogitec	Hynix Human Resources	QRT Semiconductor	Silicon File	Ami Power
SK Corporation
SK Innovation
SK Energy		100.0%
SK Global Chemical
SK Networks
SK Telecom	100.0%		21.1%
SK Chemicals
SK C
SK E&C
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Marketing & Company
SK Lubricant
SK Shipping
SK Planet
SK Hynix				99.6%	99.6%	99.6%	99.6%		29.7%	99.6%
Hynix Engineering								100.0%

Total affiliated companies	100.0%	100.0%	21.1%	99.6%	99.6%	99.6%	99.6%	100.0%	29.7%	99.6%

49

VII. SHAREHOLDERS INFORMATION

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2012)				(Unit: Shares, %)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Bang Hyung Lee*	Officer of affiliated company	Common share	200	0.00	0	0.00

Total-		Common share	20,366,490	25.22	20,366,290	25.22

*	Resigned on January 31, 2012.

B. Overview of the Largest Shareholder

SK Corporation is a holding company and as of March 31, 2012, has eight subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd. and SK Biofarm Co., Ltd. SK Biofarm Co., Ltd. spun off from SK Corporation on April 1, 2011.

Details of SK Corporation’s subsidiaries are as follows:

				(Unit: in millions of Won)

Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	485,171	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.00%	228,702	Biotechnology	Privately Held

50

*	The above share holdings are based on common stock holdings as of March 31, 2012.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2011. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

On August 1, 2011, SK E&S Co., Ltd. acquired K-Power Co., Ltd. SK E&S that is engaged in distribution of gas and energy business plans to create synergy by merging with K-Power that is engaged in power generation and plans to seek new growth opportunities in overseas gas business and power generation.

2. Changes in shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of March 31, 2012)				(Unit: Shares, %)

Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks

SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Corporation purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Bang Hyung Lee, an officer of an affiliated company with 200 shares, resigned

51

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares

A. Shareholders with ownership of 5% or more and others

(As of December 31, 2011)		(Unit: shares, %)

Rank	Name (title)	Common share
		Number of shares	Ownership ratio

1	Citibank ADR	21,711,446	26.89

2	SK Corporation	20,363,452	25.22

3	SK Telecom	11,050,712	13.69

Shareholdings under the Employee Stock Ownership Program *		290,155	0.36

*	As of March 31, 2012

B. Shareholder Distribution

(As of December 31, 2011)	(Unit: shares, %)

classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks

Total minority shareholders	40,558	99.98	24,843,976	30.76	—

52

4. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

							(Unit: Won, shares)
Types		March 2012	February 2012	January 2012	December 2011	November 2011	October 2011

Common stock	Highest	146,000	145,500	143,000	156,000	165,000	161,500
	Lowest	131,500	136,000	134,500	145,000	148,000	140,500

Monthly transaction volume		4,037,305	3,970,688	4,221,433	5,442,574	5,958,443	4,319,905

B. Foreign Securities Market

New York Stock Exchange							(Unit: US$, ADR)
Types		March 2012	February 2012	January 2012	December 2011	November 2011	October 2011

Depository Receipt	Highest	14.60	14.45	14.08	15.41	15.99	18.83
	Lowest	13.51	13.40	12.90	14.14	13.53	15.21
Monthly transaction volume		40,978,400	30,905,000	30,029,400	49,489,960	44,012,672	36,305,704

VIII. EMPLOYEES AND MANAGEMENT COMPENSATION

1.	EMPLOYEES

(As of March 31, 2012)						(Unit: persons, in millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the quarter ended March 31, 2011	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total

Male	3,363	40	—	3,403	13.1	64,905	19	—

Female	509	70	—	579	10.7	8,135	14	—

Total	3,872	110	—	3,982	12.7	73,040	18	—

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2. Management Compensation

A. Amount Approved at the Shareholders’ Meeting

		(Unit: Won million)
Classification	Number of Directors	Aggregate Amount Approved

Directors	8	12,000

2. Amount Paid

			(Unit: Won million)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director

Insider Directors	3	8,452	2,817

Independent Directors	1	22	22

Audit Committee Members	4	81	20

Total	8	8,555	1,069

54

IX. TRANSACTIONS WITH PARTIES WITH INTERESTS

1. Loans to the Largest Shareholder and Related Persons

(As of March 31, 2012)							(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending

SK Wyverns	Affiliated company	Long-term and short-term loans	1,832	—	—	1,832	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

A. Investment and Disposition of Investment

None.

B. Transfer of Assets

					(Units: in millions of Won)
Name (Corporate Name)	Relationship	Details					Remarks
		Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder

Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	March 14, 2012	—	60	—

Total						60	—

3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A. Provisional Payment and Loans (including loans on marketable securities)

						(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	118,919	48,808	51,956	115,771	—	—

						(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

X. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A. Status and Progress of Major Management Events

None.

55

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution

24th Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the Financial Statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Shin Bae Kim, Young Ho Park)
	• Election of independent directors	Approved (Rak Yong Uhm, Jay Young Chung)
	• Election of independent directors as Audit Committee member	Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1. Approval of the financial statements for the year ended December 31, 2008	Approved (Cash dividend, Won 8,400 per share)
	2. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	3. Amendment to Company Regulation on Executive Compensation	Approved
4. Election of Directors
	• Election of inside directors	Approved (Jae Won Chey, Man Won Jung)
	• Election of independent directors	Approved (Hyun Chin Lim)
	• Election of independent directors as Audit Committee member	Approved (Hyun Chin Lim)

26th Fiscal Year Meeting of Shareholders (March 12, 2010)	1. Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
	3. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Ki Haeng Cho)
	• Election of independent directors	Approved (Dal Sup Shim)
	• Election of independent directors as Audit Committee member	Approved (Dal Sup Shim, Jay Young Chung)

27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1. Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)
	2. Approval of Remuneration Limit for Directors	Approved
	3. Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)
4. Election of Directors
	• Election of inside directors	Approved (Sung Min Ha, Jin Woo So)
	• Election of independent directors	Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
	• Election of independent directors as Audit Committee member	Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders (August 31, 2011)	1. Approval of the Spin-off Plan	Approved (Spin-off of SK Planet)
	2. Election of Directors	Approved (Jun Ho Kim)

28th Fiscal Year Meeting of Shareholders (March 23, 2012)	1. Approval of the financial statements for the year ended December 31, 2011	Approved (Cash dividend, Won 8,400 per share)
	2. Amendment to Articles of Incorporation	Approved
3. Election of Directors
	• Election of inside directors	Approved (Young Tae Kim)
	• Election of inside directors	Approved (Dong Seob Jee)
	• Election of independent directors	Approved (Hyun Chin Lim)
	4. Election of an independent director as Audit Committee member	Approved (Hyun Chin Lim)
	5. Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

56

2. Contingent Liabilities

[SK Telecom]

A. Material Legal Proceedings

(1) Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company appealed to the Supreme Court on November 8, 2011. The Company plans to vigorously defend itself in the Supreme Court by supplementing legal analysis relating to the interpretation of legal actions. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

57

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

(1) Pledged Assets and Covenants

In 2011, SK Broadband, a consolidated subsidiary of the Company, pledged its real estate and short term financial instruments as collateral for one year in connection with the borrowing by Broadband Media, another consolidated subsidiary. As of March 31, 2012, the amount of real estate provided as collateral was as follows: Won 65 billion to Hana Bank, Won 78 billion to IBK Capital and Won 52 billion to Kookmin Bank; the amount of short term financial instruments provided as collateral was as follows: Won 60 billion to Korea Exchange Bank, Won 35 billion to Hana Bank, Won 39 billion to National Agricultural Cooperative Federation and Won 20 billion to Woori Bank.

In addition, in 2011, SK Broadband, a consolidated subsidiary of the Company, pledged its real estate as collateral for one year in connection with the borrowing by Broadband CS, another consolidated subsidiary. As of March 31, 2012, the amount of real estate provided as collateral was Won 16.9 billion to Kookmin Bank.

SK Broadband, a consolidated subsidiary of the Company, has also provided “geun” mortgage amounting to Won 15.3 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

In 2011, PS & Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 60 billion of working capital from Shinhan Bank. In connection with the loan agreement, it pledged Won 78 billion of its inventories to Shinhan Bank as collateral.

As of March 31, 2012, SKY Property Mgmt, Ltd. pledged CNY800 million of its buildings and land-use rights as collateral to Korea Exchange Bank and China Merchants Bank in connection with a long-term borrowing of CNY560 million. In the first quarter of 2012, SKY Property Mgmt, Ltd. newly borrowed long-term loans of US$30 million and HKD 234 million from Standard Chartered Bank (HK) Ltd. and pledged its interests in its subsidiary, Shanghai Fujita Tianshan Housing Development Co., Ltd., as collateral.

(2) Payment Guarantee by the Company

The Company is participating in the tactical aeronautics project of the Defense Acquisition Program Administration of Korea (the “DAPA”), together with Joint Defense Corporation. The Company has guaranteed the payment of Won 4.2 billion that the DAPA has prepaid to Joint Defense Corporation.

58

[SK Broadband]

A. Material Legal Proceedings

(1) SK Broadband as the Plaintiff

			(Unit: thousand won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status

Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	Pending before Supreme Court

Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	Pending before Supreme Court

Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court

Claim for Sales Price by Sambo Motors	April 2011	321,200	Pending before Appellate Court

Damages Claims against Golden Young and Others	April 2011	454,267	Pending before District Court

Damages Claim relating to Hyundai Construction	December 2010	561,282	Pending before Appellate Court

Other claims and proceedings	—	240,814

Total	—	4,436,275	—

(2) SK Broadband as the Defendant

			(Unit: thousand won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status

Damage Claim by Sun Technology and One Other	October 2011	1,006,429	Pending before Appellate Court

Claim for Return of Unfair Benefit from One Call	October 2010	471,302	Pending before Appellate Court

Damages Claim from Jin Man Cho and One Other	January 2011	200,000	Pending before Appellate Court

Claim for Commission by i-Media Valley and Five Other Companies	July 2010	313,764	Pending before Appellate Court

Claim for Commission by Vialty and Four Other Companies	November 2010	125,000	Pending before District Court

Damage Claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before District Court

Damage Claim by Mac Telecom and Five Other Companies	January 2012	606,000	Pending before District Court

Other claims and proceedings	—	62,309	—

Total	—	2,885,804	—

59

The management believes that the final results of the litigations listed above would not have a material impact on the company’s financial statements. In addition, in 2011, SK Broadband partly lost in a litigation relating to the leak of personal information at the district court, which ordered SK Broadband to pay damages of Won 4,469 million (out of the plaintiffs’ claims of Won 24,689 million), and recognized such damage order as other accounts payable.

(3) Broadband Media as the Defendant

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status

Claim for Commission by i-Media Valley and Five Other Companies	July 2010	300,868	Pending before Appellate Court

Total	—	300,868	—

[SK Communications]

A. Material Legal Proceedings

As of March 31, 2012, the aggregate amount of claim was Won 4,187 million. The management cannot reasonably forecast the outcome of the pending cases.

3. Status of sanctions, etc.

[SK Telecom]

Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 8, 2009, ordered the Company to improve its work procedures.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2009.

On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.

60

On June 10, 2010, the Korea Communications Commission imposed on the Company a fine of Won 2 billion and issued a correction order for hurting subscribers’ interests relating to USIM uses. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by September 2010.

On September 24, 2010, the Korea Communications Commission imposed on the Company a fine of Won 12.9 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2011.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2011.

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and expects to complete the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

61

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 20.69 billion. The Company plans to review its legal options after receiving an official statement from the Fair Trade Commission.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

A Trial of a former director of the Company is pending with respect to the Company’s past transactions.

[SK Broadband]

(1) Violation of Accounting Rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

(2) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

62

•	Company’s Plan: Will improve operating procedures.

(3) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(4) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correction order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction on newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

(5) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 10, 2010

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 10 million.

•

Reason and the Relevant Law: Violated Articles 49 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

63

[SK Communications]

On July 31, 2008, SK Communications was imposed a fine of Won 125 million by the Fair Trade Commission of Korea in connection with the preparation for the Fair Trade Commission’s field inspection. SK Communications has paid the fine and has taken efforts to prevent a repeat of the same violation, including education of the relevant personnel.

4. Important Matters That Occurred After March 31, 2012

[SK Communications]

SK Communication is pursuing a public sale of its equity shares of Etoos Education (15.58%) and remaining convertible bonds in the principal amount of Won 5 billion, as disclosed on February 24, 2012.

5. Use of Proceeds

A. Use of Proceeds from Public Offerings

(Unit: Won million )
Classification	Closing Date	Proceeds	Use of Proceeds disclosed in the Prospectus	Actual Use of Proceeds	Reasons for Change

Bonds (series 61-1)	December 27, 2011	110,000	Working Capital	Working Capital	—

Bonds (series 61-2)	December 27, 2011	190,000	Working Capital	Working Capital	—

B. Use of Proceeds from Private Offerings

(Unit: Won million )
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change

Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

Floating Rate Notes	December 15, 2011	347,088	Refinancing of floating rate notes issued in April 2009	Refinancing and working capital	—

64

SK TELECOM CO., LTD.

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), expressed in Korean won, which comprise the condensed consolidated statement of financial position as of March 31, 2012, the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

We did not review the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, two other domestic subsidiaries and an associate, whose financial statements constitute 25.5% of consolidated total assets as of March 31, 2012 and 15.2% of consolidated total operating revenue for the three-month period ended March 31, 2012. Those financial statements were reviewed by other auditors whose reports have been furnished to us, and our report, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of those other auditors.

Management’s responsibility for the Condensed Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The accompanying condensed consolidated interim financial statements as of March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011 have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, in our opinion, the condensed consolidated interim financial statements expressed in Korean won have been translated into dollars on the basis set forth in note 2 to the condensed consolidated interim financial statements.

Other Considerations

The condensed consolidated statements of income, comprehensive income, changes in equity and cash flows of the Group for the three-month period ended March 31, 2011 were reviewed by other auditors and their report thereon, dated May 27, 2011, stated that nothing has come to their attention that causes them to believe that the condensed consolidated interim financial statements referred to above were not presented fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

In addition, the condensed consolidated statement of financial position of the Group as of December 31, 2011, and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors and their report thereon, dated March 13, 2012, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2011, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The procedures and practices utilized in the Republic of Korea to review such consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 16, 2012

This report is effective as of May 16, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Financial Position

As of March 31, 2012 and December 31, 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	March 31, 2012		December 31, 2011	March 31, 2012	December 31, 2011
		(In millions)			(In thousands)
Assets
Current Assets:
Cash and cash equivalents	28,29	(Won)	1,769,391	1,650,794	$1,563,896	1,459,072
Short-term financial instruments	5,28,29,31		567,513	979,564	501,603	865,798
Short-term investment securities	8,28,29		163,713	94,829	144,700	83,815
Accounts receivable - trade, net	6,28,29,30		1,744,498	1,823,170	1,541,893	1,611,428
Short-term loans, net	6,28,29,30		96,802	100,429	85,559	88,765
Accounts receivable - other, net	6,28,29,30		741,299	908,836	655,205	803,285
Prepaid expenses			107,440	118,200	94,962	104,472
Derivative financial assets	19,28,29		70,386	148,038	62,211	130,845
Inventories, net	7,31		184,070	219,590	162,693	194,087
Advanced payments and other	6,8,28,29,30		110,619	74,029	97,771	65,432

Total Current Assets			5,555,731	6,117,479	4,910,493	5,406,999

Non-Current Assets:
Long-term financial instruments	5,28,29,31		7,631	7,628	6,745	6,742
Long-term investment securities	8,28,29		1,466,735	1,537,945	1,296,389	1,359,329
Investments in associates	9		4,685,822	1,384,605	4,141,614	1,223,798
Property and equipment, net	10,30,31		8,696,456	9,030,998	7,686,455	7,982,144
Investment property	11		265,085	271,086	234,298	239,602
Goodwill	12		1,740,203	1,749,933	1,538,097	1,546,697
Intangible assets	13		2,940,927	2,995,803	2,599,370	2,647,873
Long-term loans, net	6,28,29,30		91,258	95,565	80,660	84,466
Long-term accounts receivable – other	6,28,29		2,837	5,393	2,508	4,767
Long-term prepaid expenses	31		556,623	567,762	491,977	501,823
Guarantee deposits	6,28,29,30		234,585	245,218	207,340	216,739
Long-term derivative financial assets	19,28,29		80,488	105,915	71,140	93,614
Deferred tax assets	26		199,278	227,578	176,134	201,147
Other non-current assets	6,28,29		23,242	23,128	20,543	20,442

Total Non-Current Assets			20,991,170	18,248,557	18,553,270	16,129,183

Total Assets		(Won)	26,546,901	24,366,036	$23,463,763	21,536,182

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2012 and December 31, 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	March 31, 2012		December 31, 2011	March 31, 2012	December 31, 2011
		(In millions)			(In thousands)
Liabilities and Equity
Current Liabilities:
Short-term borrowings	14,28,29	(Won)	1,139,571	700,713	$1,007,222	619,333
Accounts payable - trade	28,29,30		148,816	195,391	131,532	172,698
Accounts payable - other	28,29,30		1,817,571	1,507,877	1,606,480	1,332,754
Withholdings	28,29		627,979	496,860	555,046	439,155
Accrued expenses	28,29,31		864,786	744,673	764,350	658,187
Income tax payable	26		347,662	293,725	307,285	259,612
Unearned revenue			275,873	290,791	243,834	257,019
Derivative financial liabilities	19,28,29		5,673	4,645	5,014	4,106
Provisions	16		632,736	657,198	559,251	580,872
Current portion of long-term debt, net	14,15,17,28,29		606,889	1,662,841	536,405	1,469,720
Advanced receipt and other	30		115,024	118,876	101,665	105,068

Total Current Liabilities			6,582,580	6,673,590	5,818,084	5,898,524

Non-Current Liabilities:
Debentures, net	14,28,29		3,942,317	3,229,009	3,484,459	2,853,994
Long-term borrowings	14,28,29		2,373,127	323,852	2,097,514	286,240
Long-term payables - other	15,28,29,30		710,310	847,496	627,815	749,068
Long-term unearned revenue			200,837	212,172	177,512	187,530
Finance lease liabilities	17,28,29		36,553	41,940	32,308	37,069
Defined benefit obligation	18		93,135	85,941	82,319	75,960
Long-term provisions	16		143,251	142,361	126,614	125,827
Other non-current liabilities	28,29,30		72,801	76,966	64,345	68,029

Total Non-Current Liabilities			7,572,331	4,959,737	6,692,886	4,383,717

Total Liabilities			14,154,911	11,633,327	12,510,970	10,282,241

Equity
Share capital	1,20		44,639	44,639	39,455	39,455
Share premium	20,21		(290,688)	(285,347)	(256,928)	(252,207)
Retained earnings	22		11,359,342	11,642,525	10,040,076	10,290,371
Reserves	23		229,440	260,064	202,793	229,860

Equity attributable to owners of the Parent Company			11,342,733	11,661,881	10,025,396	10,307,478
Non-controlling interests			1,049,257	1,070,828	927,397	946,462

Total Equity			12,391,990	12,732,709	10,952,793	11,253,941

Total Liabilities and Equity		(Won)	26,546,901	24,366,036	$23,463,763	21,536,182

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2012 and 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	2012		2011	2012	2011
		(In millions except for per share data)			(In thousands except for per share data)
Operating revenue:	4,30
Revenue		(Won)	3,969,973	3,901,012	$3,508,903	3,447,951
Other operating income	24		15,596	7,849	13,785	6,938

Sub-total			3,985,569	3,908,861	3,522,688	3,454,889

Operating expense:	30
Labor cost			355,533	313,585	314,241	277,166
Commissions paid			1,418,911	1,360,036	1,254,120	1,202,082
Depreciation and amortization			588,919	575,146	520,523	508,349
Network interconnection			296,151	318,741	261,757	281,723
Leased line			118,935	113,894	105,122	100,667
Advertising			69,903	55,275	61,784	48,856
Rent			106,876	99,271	94,464	87,742
Cost of goods sold			271,436	186,474	239,912	164,817
Other operating expenses	24		306,589	272,101	270,981	240,498

Sub-total			3,533,253	3,294,523	3,122,904	2,911,900

Operating income	4		452,316	614,338	399,784	542,989

Finance income	25		68,205	268,851	60,284	237,627
Finance costs	25		(110,954)	(103,477)	(98,068)	(91,459)
Losses related to investments in affiliates, net	1,9		(27,583)	(10,811)	(24,379)	(9,556)

Income before income tax			381,984	768,901	337,621	679,601

Income tax expense	26		81,603	231,633	72,126	204,731

Net income for the period	4	(Won)	300,381	537,268	$265,495	474,870

Attributable to :
Owners of the Parent Company			306,424	542,534	270,836	479,525
Non-controlling interests			(6,043)	(5,266)	(5,341)	(4,655)

Basic earnings per share	27	(Won)	4,397	7,631	$3.89	6.74

Diluted earnings per share	27	(Won)	4,312	7,302	$3.81	6.45

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2012 and 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	2012		2011	2012	2011
		(In millions)			(In thousands)
Net income for the period		(Won)	300,381	537,268	$265,495	474,870

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	23		(14,232)	(85,330)	(12,579)	(75,420)
Net change in other comprehensive income of investments in associates	9,23		6,435	(3,808)	5,688	(3,365)
Gains (losses) on valuation of derivatives	19,23		(17,981)	38,570	(15,892)	34,090
Foreign currency translation differences for foreign operations	23		(10,319)	(13,408)	(9,121)	(11,851)
Actuarial losses on defined benefit obligations	18,22		(3,691)	(3,593)	(3,263)	(3,175)

			(39,788)	(67,569)	(35,167)	(59,721)

Total comprehensive income		(Won)	260,593	469,699	$230,328	415,149

Total Comprehensive Income Attributable to:
Owners of the Parent Company			271,631	477,908	240,084	422,404
Non-controlling interests			(11,038)	(8,209)	(9,756)	(7,255)

		(Won)	260,593	469,699	230,328	415,149

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)

	Controlling Interest
	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interest	Total equity
Balance, January 1, 2011	(Won)	44,639	(78,953)	10,721,249	643,056	11,329,991	1,078,008	12,407,999
Cash dividends		—	—	(597,198)	—	(597,198)	—	(597,198)
Total comprehensive income
Net income		—	—	542,534	—	542,534	(5,266)	537,268
Other comprehensive loss		—	—	(3,810)	(60,817)	(64,627)	(2,942)	(67,569)
Changes in subsidiaries		—	6,452	—	—	6,452	65	6,517

Balance, March 31, 2011	(Won)	44,639	(72,501)	10,662,775	582,239	11,217,152	1,069,865	12,287,017

Balance, January 1, 2012		44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(585,438)	—	(585,438)	(1,956)	(587,394)
Total comprehensive income
Net income		—	—	306,424	—	306,424	(6,043)	300,381
Other comprehensive loss		—	—	(4,169)	(30,624)	(34,793)	(4,995)	(39,788)
Changes in subsidiaries		—	(5,341)	—	—	(5,341)	(8,577)	(13,918)

Balance, March 31, 2012	(Won)	44,639	(290,688)	11,359,342	229,440	11,342,733	1,049,257	12,391,990

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2012 and 2011

(In thousands of U.S. dollars) (note 2)

	Controlling Interest
	Share capital	Share premium	Retained earnings	Reserves	Sub-total	Non-controlling interest	Total equity
Balance, January 1, 2011	$39,455	(69,783)	9,476,091	568,371	10,014,134	952,809	10,966,943
Cash dividends	—	—	(527,840)	—	(527,840)	—	(527,840)
Total comprehensive income
Net income	—	—	479,525	—	479,525	(4,655)	474,870
Other comprehensive loss	—	—	(3,367)	(53,754)	(57,121)	(2,600)	(59,721)
Changes in subsidiaries	—	5,702	—	—	5,702	58	5,760

Balance, March 31, 2011	$39,455	(64,081)	9,424,409	514,617	9,914,400	945,612	10,860,012

Balance, January 1, 2012	39,455	(252,207)	10,290,371	229,860	10,307,479	946,462	11,253,941
Cash dividends	—	—	(517,446)	—	(517,446)	(1,729)	(519,175)
Total comprehensive income
Net income	—	—	270,836	—	270,836	(5,341)	265,495
Other comprehensive loss	—	—	(3,685)	(27,067)	(30,752)	(4,415)	(35,167)
Changes in subsidiaries	—	(4,721)	—	—	(4,721)	(7,580)	(12,301)

Balance, March 31, 2012	$39,455	(256,928)	10,040,076	202,793	10,025,396	927,397	10,952,793

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2012 and 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	2012		2011	2012	2011
		(In millions)			(In thousands)
Cash flows from operating activities:
Cash generated from operating activities
Net income for the period		(Won)	300,381	537,268	$265,495	474,870
Adjustments for income and expenses	32		825,200	724,483	729,362	640,342
Changes in assets and liabilities related to operating activities	32		144,288	297,982	127,530	263,375

Sub-total			1,269,869	1,559,733	1,122,387	1,378,587
Interest received			30,335	40,880	26,812	36,132
Dividends received			22,333	26,473	19,740	23,399
Interest paid			(97,361)	(101,287)	(86,054)	(89,524)
Income tax paid			(4,008)	(19,220)	(3,543)	(16,988)

Net cash provided by operating activities			1,221,168	1,506,579	1,079,342	1,331,606

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			403,106	10,608	356,289	9,376
Decrease in short-term investment securities, net			—	65,000	—	57,451
Collection of short-term loans			54,153	48,962	47,864	43,276
Proceeds from disposal of long-term investment securities			28,780	220,379	25,438	194,784
Proceeds from disposal of investments in associates			1,850	2,257	1,635	1,995
Proceeds from disposal of property and equipment			2,137	2,445	1,889	2,161
Proceeds from disposal of intangible assets			1,792	596	1,584	526
Collection of long-term loans			3,416	5,514	3,019	4,873
Decrease of deposits			3,378	—	2,985	—
Proceeds from disposal of other non-current assets			41	145	37	129
Proceeds from disposal of a subsidiary			88,602	—	78,312	—

Sub-total			587,255	355,906	519,052	314,571
Cash outflows for investing activities:
Increase in short-term investment securities, net			45,000	—	39,774	—
Increase in short-term loans			49,466	88,303	43,721	78,048
Increase in long-term loans			793	2,086	701	1,844
Increase in long-term financial instruments, net			3	—	3	—
Acquisition of long-term investment securities			16,228	232,485	14,344	205,484
Acquisition of investments in associates			3,068,050	29,411	2,711,729	25,995
Acquisition of property and equipment			530,977	285,856	469,310	252,657
Acquisition of intangible assets			32,706	17,040	28,907	15,060
Increase in deposits			6,375	—	5,634	—
Increase in other non-current assets			—	—	—	—
Decrease in cash due to the exclusion from scope of consolidation			11,867	—	10,489	—

Sub-total			3,761,465	655,181	3,324,611	579,088

Net cash used in investing activities		(Won)	(3,174,210)	(299,275)	$(2,805,559)	(264,517)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	2012		2011	2012	2011
		(In millions)			(In thousands)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		(Won)	642,989	407,951	$568,313	360,572
Issuance of debentures			318,696	49,798	281,683	44,014
Proceeds from long-term borrowings			2,054,944	12,162	1,816,284	10,750
Cash inflows from settlement of derivatives			1,517	—	1,340	—
Increase in cash from the consolidated capital transaction			—	7,589	—	6,708

Sub-total			3,018,146	477,500	2,667,620	422,044
Cash outflows for financing activities:
Repayment of short-term borrowings			202,317	250,717	178,820	221,599
Repayment of current portion of long-term debt			95,446	180,239	84,361	159,306
Repayment of debentures			634,398	502,160	560,719	443,839
Repayment of long-term borrowings			2,693	7,458	2,381	6,592
Cash outflows from settlement of derivatives			3,157	15,690	2,790	13,869
Payment of finance lease liabilities			4,993	—	4,413	—
Distribution to non-controlling interests			1,025	—	906	—

Sub-total			944,029	956,264	834,390	845,205

Net cash provided by (used in) financing activities			2,074,117	(478,764)	1,833,230	(423,161)

Net increase in cash and cash equivalents			121,075	728,540	107,013	643,928
Cash and cash equivalents at beginning of the period			1,650,794	659,405	1,459,072	582,822
Effects of exchange rate changes on cash and cash equivalents			(2,478)	(2,919)	(2,189)	(2,580)

Cash and cash equivalents at end of the period		(Won)	1,769,391	1,385,026	$1,563,896	1,224,170

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

1.	Reporting Entity

(1) General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2012, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	42,939,460	53.17
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”).

(2) List of subsidiaries

The list of subsidiaries as of March 31, 2012 and December 31, 2011 is as follows:

			Ownership(%)
Subsidiary	Location	Primary business	March 31, 2012	December 31, 2011
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.	Korea	Internet website services	59.7	59.7
Loen Entertainment, Inc.	Korea	Release of music disc	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	57.0	57.0
Ntreev Soft Co., Ltd.	Korea	Game software production	—	63.7
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband D&M Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
Broadband Media Co., Ltd.	Korea	Multimedia TV portal service	100.0	100.0
Broadband CS Co., Ltd.	Korea	Customer Q&A and Service	100.0	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Benex Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

1.	Reporting Entity, Continued

(2) List of subsidiaries, Continued

			Ownership(%)
Subsidiary	Location	Primary business	March 31, 2012	December 31, 2011
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Service-In Co., Ltd.	Korea	Database & on-line information service	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
SK Telecom China Holdings Co., Ltd.	China	Equity investment	100.0	100.0
SKY Property Mgmt. Ltd.	China	Real Estate Investment	60.0	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK China Real Estate Co., Ltd.	Hong Kong	Real Estate Investment	99.4	99.4
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
YTK Investment Ltd.	Cayman	Investment Association	100.0	100.0
Atlas Investment	Cayman	Investment Association	100.0	100.0
Technology Innovation Partners, LP	Cayman	Investment Association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment Association	100.0	100.0

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Company has ownership interests of more than 50% on those subsidiaries.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

1.	Reporting Entity, Continued

(3) Financial information of subsidiaries

Financial information of subsidiaries as of and for the three-month period ended March 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	(Won)	408,480	214,669	193,811	87,213	5,211
SK Communications Co., Ltd.		315,501	86,634	228,867	51,903	(4,663)
PAXNet Co., Ltd.		33,820	11,199	22,621	9,464	121
Loen Entertainment, Inc.		167,057	55,734	111,323	43,992	6,990
Stonebridge Cinema Fund		20,862	190	20,672	53	2,665
Commerce Planet Co., Ltd.		35,362	36,765	(1,403)	12,615	(126)
SK Broadband Co., Ltd.		2,939,424	1,563,454	1,375,970	552,668	5,887
Broadband D&M Co., Ltd.		11,566	6,805	4,761	10,065	319
Broadband Media Co., Ltd.		76,973	349,590	(272,617)	17,895	(5,787)
Broadband CS Co., Ltd.		7,101	18,675	(11,574)	18,764	180
K-net Culture and Contents Venture Fund		45,306	—	45,306	—	(235)
Benex Focus Limited Partnership II		21,453	249	21,204	—	(377)
Open Innovation Fund		44,483	383	44,100	—	(184)
PS&Marketing Corporation		288,497	149,505	138,992	321,041	(6,051)
Service Ace Co., Ltd.		42,579	17,953	24,626	35,301	2,884
Service Top Co., Ltd.		35,829	20,768	15,061	33,759	1,323
Network O&S Co., Ltd.		42,315	21,426	20,889	35,688	1,786
BNCP Co., Ltd.		27,977	9,857	18,120	8,867	886
Service-In Co., Ltd.		3,147	682	2,465	2,487	(22)
SK Planet Co., Ltd.		1,558,494	301,754	1,256,740	244,583	2,913
SK Telecom China Holdings Co., Ltd.		34,546	1,233	33,313	5,521	233
SKY Property Mgmt. Ltd.(*1)		812,058	314,432	497,626	15,505	605
Shenzhen E-eye High Tech Co., Ltd.		23,017	2,147	20,870	1,929	1,262
SKT Vietnam PTE. Ltd.		41,312	9,580	31,732	—	(595)
SKT Americas, Inc.		36,481	846	35,635	2,536	(5,238)
YTK Investment Ltd.		50,530	—	50,530	—	—
Atlas Investment(*2)		49,143	672	48,471	—	(964)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

1.	Reporting Entity, Continued

(3) Financial information of subsidiaries, Continued

Financial information of subsidiaries as of and for the year ended December 31, 2011 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Net income (loss)
SK Telink Co., Ltd.	(Won)	420,829	228,687	192,142	419,131	35,269
SK Communications Co., Ltd.		319,948	84,282	235,666	260,573	(5,041)
PAXNet Co., Ltd.		33,949	11,461	22,488	33,004	(2,347)
Loen Entertainment, Inc.		157,104	48,386	108,718	167,273	21,398
Stonebridge Cinema Fund		18,506	196	18,310	21	1,069
Ntreev Soft Co., Ltd.		37,529	17,304	20,225	56,029	8,707
Commerce Planet Co., Ltd.		49,729	51,057	(1,328)	75,038	(556)
SK Broadband Co., Ltd.		3,318,699	1,945,825	1,372,874	2,285,845	19,272
Broadband D&M Co., Ltd.		11,872	7,399	4,473	46,433	(49)
Broadband Media Co., Ltd.		89,915	356,816	(266,901)	66,526	(32,214)
Broadband CS Co., Ltd.		6,948	18,744	(11,796)	74,104	63
K-net Culture and Contents Venture Fund		48,057	16	48,041	—	(113)
Benex Focus Limited Partnership II		21,663	285	21,378	—	(10,358)
Open Innovation Fund		44,716	432	44,284	—	(427)
PS&Marketing Corporation		289,062	143,883	145,179	1,078,925	(31,820)
Service Ace Co., Ltd.		43,447	21,669	21,778	130,102	1,365
Service Top Co., Ltd.		37,165	23,255	13,910	123,366	1,829
Network O&S Co., Ltd.		80,249	61,555	18,694	199,653	5,646
BNCP Co., Ltd.		28,631	11,397	17,234	17,860	1,877
Service-In Co., Ltd.		3,247	759	2,488	6,225	(12)
SK Planet Co., Ltd.		1,677,730	423,903	1,253,827	279,466	11,014
SK Telecom China Holdings Co., Ltd.		36,810	2,442	34,368	26,944	(232)
SKY Property Mgmt. Ltd.(*1)		820,639	317,038	503,601	51,204	6,386
Shenzhen E-eye High Tech Co., Ltd.		23,569	3,744	19,825	14,703	2,007
SKT Vietnam PTE. Ltd.		42,539	9,769	32,770	5,519	205
SKT Americas, Inc.		42,681	1,280	41,401	18,468	(14,604)
YTK Investment Ltd.		51,218	—	51,218	—	—
Atlas Investment(*2)		50,643	530	50,113	—	(2,056)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

1.	Reporting Entity, Continued

(4) Changes in subsidiaries

There are no subsidiaries that were newly acquired during the three-month period ended March 31, 2012 and the list of subsidiary that is newly excluded during the same period is as follows:

Subsidiary	Reason
Ntreev Soft Co., Ltd.	The Parent Company sold its investment during the period.

The Parent Company sold 2,064,970 shares (ownership interest of 63.7%) of investment in the above subsidiary to NCsoft Corporation and recognized gain on disposal of (Won) 66,006 million during the three- month period ended March 31, 2012.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

2.	Basis of Preparation

The accompanying consolidated financial statements are stated in Korean won, the functional currency of the Parent Company and the currency of the primary economic environment in which the Group is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,131.40 to USD 1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three-month period ended March 31, 2012. Such translations into U.S. dollars do not comply with K-IFRS and should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

(1) Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034 Interim Financial Reporting. They do not include all of the disclosures required for full annual financial statements.

(2) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2011.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

3.	Significant Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2011.

4.	Operating Segments

The Group’s segments are classified at the business unit level, at which the Group generates separately identifiable revenue and costs, and the related information is reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services and 3) other, which include the Group’s Internet portal services, game development and other operations.

(1) Details of the segments as of and for the three-month period ended March 31, 2012 are as follows:

(In millions of won)
	Cellular services		Fixed-line Telecommunication services	Other	Subtotal	Consolidation adjustments	Consolidated amount
Total sales	(Won)	3,442,512	690,665	400,488	4,533,665	(548,096)	3,985,569
Internal sales		219,596	154,669	173,831	548,096	(548,096)	—
External sales		3,222,916	535,996	226,657	3,985,569	—	3,985,569
Operating income (loss)		459,433	(1,342)	(5,775)	452,316	—	452,316
Net income (loss)		319,102	(18,476)	(245)	300,381	—	300,381
Total assets		23,537,231	3,442,233	3,294,060	30,273,524	(3,726,623)	26,546,901
Total liabilities		11,642,535	2,152,591	819,822	14,614,948	(460,037)	14,154,911

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(2) Details of the segments as of and for the three-month period ended March 31, 2011 are as follows:

(In millions of won)
	Cellular services		Fixed-line Telecommunication services	Other	Subtotal	Consolidation adjustments	Consolidated amount
Total sales	(Won)	3,433,060	666,566	154,456	4,254,082	(345,221)	3,908,861
Internal sales		198,386	123,403	23,432	345,221	(345,221)	—
External sales		3,234,674	543,163	131,024	3,908,861	—	3,908,861
Operating income		595,952	7,235	11,151	614,338	—	614,338
Net income (loss)		550,772	(19,428)	5,924	537,268	—	537,268
Total assets		19,959,640	3,529,803	1,536,786	25,026,229	(2,089,010)	22,937,219
Total liabilities		8,242,458	2,246,844	369,500	10,858,802	(208,600)	10,650,202

The Group principally operates wireless and fixed-line business in its domestic market in Korea, therefore does not generate geographical information.

5.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2012 and December 31, 2011 are summarized as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Short-term financial instruments(*1)	(Won)	232,903	232,462
Long-term financial instruments(*2)		7,589	7,589

	(Won)	240,492	240,051

(*1)	Short-term financial instruments include financial instruments restricted in use in relation to the various charitable contributions and payment guarantee for borrowings which are non-cancellable until maturity.
(*2)	Long-term financial instruments include charitable contributions which are non-cancellable until maturity.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

6.	Trade and Other Receivables

(1) Details of trade and other receivables as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	(Won)	1,986,825	(242,327)	1,744,498
Short-term loans		98,789	(1,987)	96,802
Accounts receivable - other		804,216	(62,917)	741,299
Accrued income		27,706	(142)	27,564
Others		954	—	954

		2,918,490	(307,373)	2,611,117
Non-current assets:
Long-term loans		122,108	(30,849)	91,258
Long-term accounts receivable - other		2,837	—	2,837
Guarantee deposits		234,584	—	234,585
Long-term accounts receivable - trade		12,989	—	12,989

		372,518	(30,849)	341,669

Total	(Won)	3,291,008	(338,222)	2,952,786

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

6.	Trade and Other Receivables, Continued

(In millions of won)
	December 31, 2011
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	(Won)	2,063,611	(240,441)	1,823,170
Short-term loans		102,693	(2,264)	100,429
Accounts receivable - other		953,821	(44,985)	908,836
Accrued income		21,989	(142)	21,847
Others		462	—	462

		3,142,576	(287,832)	2,854,744
Non-current assets:
Long-term loans		126,553	(30,988)	95,565
Long-term accounts receivable - other		5,393	—	5,393
Guarantee deposits		245,218	—	245,218
Long-term accounts receivable - trade		12,471	—	12,471

		389,635	(30,988)	358,647

Total	(Won)	3,532,211	(318,820)	3,213,391

(2)	The movement in allowance for doubtful accounts in respect of trade and other receivables during the three-month periods ended March 31, 2012 and 2011 was as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2012		March 31, 2011
Balance at January, 1	(Won)	318,820	327,382
Increase of bad debt		26,944	20,933
Reversal of allowance for doubtful accounts		(5,654)	(1,305)
Write-off		(4,806)	(174)
Others(*)		2,918	(213)

Balance at March, 31	(Won)	338,222	346,623

(*)	Others include collection of receivables written-off, net exchange difference and changes in consolidation scope.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(3)	Details of trade and other receivables, overdue but not impaired, and impaired accounts receivable as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012			December 31, 2011
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Accounts receivable	(Won)	1,382,415	901,861	1,417,574	1,287,607
Overdue but not impaired accounts receivable		64,723	4,862	34,030	32,144
Impaired accounts receivable		552,676	384,471	624,478	136,378

		1,999,814	1,291,194	2,076,082	1,456,129
Allowance for doubtful accounts		(242,327)	(95,895)	(240,441)	(78,379)

	(Won)	1,757,487	1,195,299	1,835,641	1,377,750

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

6.	Trade and Other Receivables, Continued

The Group establishes allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012			December 31, 2011
	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	(Won)	20,486	1,228	9,125	15,384
1 ~ 3 months		13,664	370	8,063	3,147
3 ~ 6 months		13,691	2,154	4,124	713
More than 6 months		16,882	1,110	12,718	12,900

	(Won)	64,723	4,862	34,030	32,144

7.	Inventories

Details of Inventories as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012				December 31, 2011
	Acquisition cost		Write-down of inventory	Carrying amount	Acquisition cost	Write-down of inventory	Carrying amount
Merchandise	(Won)	179,685	(3,543)	176,142	216,452	(4,551)	211,901
Finished goods		3,506	(508)	2,998	3,371	(547)	2,824
Work in process		603	—	603	286	—	286
Raw materials and supplies		4,381	(54)	4,327	4,630	(51)	4,579

Total	(Won)	188,175	(4,105)	184,070	224,739	(5,149)	219,590

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

8.	Investment Securities

(1) Details of short-term investment securities as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Beneficiary certificates(*)	(Won)	153,097	91,539
Current portion of long-term investment securities		10,616	3,290

	(Won)	163,713	94,829

(*)	The distributions arising from beneficiary certificates as of March 31, 2012 were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Equity securities:
Marketable equity securities	(Won)	1,108,970	1,100,847
Unlisted equity securities		69,937	97,397
Equity investments		217,463	281,877

		1,396,370	1,480,121

Debt securities:
Public bonds(*1)		421	413
Investment bonds(*2)		80,560	60,701

		80,981	61,114

Total		1,477,351	1,541,235
Less current portion of long-term investment securities		(10,616)	(3,290)

Long-term investment securities	(Won)	1,466,735	1,537,945

(*1)	Details of maturity for the public bonds as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Less than 1 year	(Won)	45	45
1 ~ 5 years		376	368

	(Won)	421	413

(*2)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of March 31, 2012: (Won) 15,977 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

9.	Investments in Associates

(1)	Investments in associates accounted for using the equity method as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)
	March 31, 2012					December 31, 2011
	Number of shares	Ownership (%)	Acquisition cost		Carrying amount	Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	190,000	131,223	128,320
SK China Company Ltd.	720,000	22.5		49,529	47,809	48,488
SK USA, Inc.	49	49.0		3,184	4,569	4,534
Benex Sector Limited Partnership IV	2,500	49.7		25,000	24,140	24,907
F&U Credit information Co., Ltd.	300,000	50.0		2,410	4,148	3,565
Korea IT Fund(*1)	190	63.3		190,000	226,975	230,980
JYP Entertainment Corporation	691,680	25.5		4,150	4,150	4,008
Konan Technology	78,550	29.5		13,456	4,284	4,760
Etoos Co., Ltd.(*2)	701,000	15.6		18,993	12,258	13,928
BMC Digital Culture and Contents Venture Fund	100	39.8		10,000	8,430	8,415
Wave City Development Co., Ltd.(*2)	382,000	19.1		1,967	—	1,124
IBKC-bmc Cultural Contents Fund	—	25.0		2,500	2,325	2,326
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000	1,157	1,165
BMC Movie Expert Fund	135	46.6		13,500	14,268	13,926
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	401,410	396,553
Television Media Korea Ltd.(*3)	18,564,000	51.0		18,568	14,603	15,262
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)	11,010,280	28.9		26,334	11,804	11,814
NanoEnTek, Inc.(*2)	1,807,130	9.3		11,000	9,769	10,470
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475	6,120	5,886
PT. Melon Indonesia	4,900,000	49.0		6,492	5,123	5,326
Packet One Network	1,151,556	28.2		137,751	98,981	103,408
Mobile Money Venture, LLC	—	50.0		12,762	952	982
SK Technology Innovation Company	—	49.0		85,873	73,478	75,974
LightSquared Inc.(*2)	3,387,916	3.3		72,096	—	49,441
SK hynix Inc.(*4)	146,100,000	21.1		3,374,726	3,344,805	—
SK MENA Investment B.V.(*5)	—	32.1		14,485	14,485	—
TR Entertainment and others				278,675	218,556	219,043

			(Won)	4,968,926	4,685,822	1,384,605

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

9.	Investments in Associates, Continued

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*2)	The Group classified the investments in Etoos Co., Ltd., Wave City Development Co., Ltd., NanoEnTek, Inc., and LightSquared Inc., as investments in associates as the Group can exercise significant influence on these investees through participation of their board of directors even though the Group has less than 20% of equity interests in those investees.
(*3)	The Group classified the investments in Television Media Korea Ltd. as investments in associates as the entity is considered a joint venture.
(*4)	The Group acquired 146,100,000 shares (ownership interest of 21.1%) of SK hynix Inc. through purchase of existing shares and subscription of new shares at February 14, 2012.
(*5)	The Group acquired 32.1% of ownership interest of SK MENA Investment B.V. during the three-month period ended March 31, 2012.

(2)	The market price of investments in listed associates as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share and per share data)
	March 31, 2012				December 31, 2011
	Market value per share		Number of shares	Market price	Market value per share	Number of shares	Market price
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)	(Won)	1,175	11,010,280	12,937	1,435	11,010,280	15,800
NanoEnTek, Inc.		3,935	1,807,130	7,111	4,160	1,807,130	7,518
SK hynix Inc.		29,250	146,100,000	4,273,425	—	—	—

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

9.	Investments in Associates, Continued

(3)	The condensed financial information of the investees as of and for the three-month periods ended March 31, 2012 and 2011 is as follows:

(In millions of won)
	As of and for the three-month period ended March 31, 2012
	Total assets		Total liabilities	Total equity	Revenue	Net income (loss) for the period
SK Marketing & Company Co., Ltd.	(Won)	691,993	429,546	262,447	155,853	4,178
SK China Company, Ltd.		227,290	14,176	213,114	8,684	(1,829)
SK USA, Inc.		20,788	11,463	9,325	4,080	(2,312)
Benex Sector Limited Partnership IV		48,759	423	48,336	407	(16)
F&U Credit information Co., Ltd.		13,470	6,006	7,464	15,366	1,377
Korea IT Fund		358,538	—	358,538	—	63
JYP Entertainment Corporation		16,470	12,454	4,016	3,889	904
Konan Technology		14,710	4,461	10,249	1,373	(1,636)
Etoos Co., Ltd.		97,569	77,666	19,903	23,789	(2,662)
BMC Digital Culture and Contents Venture Fund		21,317	157	21,160	199	38
Wave City Development Co., Ltd.		123,969	132,163	(8,194)	—	(435)
IBKC-bmc Cultural Contents Fund		9,359	61	9,298	51	(7)
Hanhwa No.2 Daisy Entertainment Investment Fund		5,834	50	5,784	11	(42)
BMC Movie Expert Fund		30,794	145	30,649	879	734
HanaSK Card Co., Ltd.		10,719,220	9,991,725	727,495	254,708	10,227
Television Media Korea Ltd.		33,072	4,910	28,162	2,685	(1,273)
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		27,925	7,566	20,359	3,515	(204)
NanoEnTek, Inc.		49,736	21,485	28,251	2,768	(959)
UNISK(Beijing) Information Technology Co.,Ltd.		22,392	9,986	12,406	4,932	596
PT. Melon Indonesia		11,097	988	10,109	195	(317)
Packet One Network		274,774	186,074	88,700	29,256	(12,593)
Mobile Money Venture, LLC		2,095	207	1,888	46	(27)
SK Technology Innovation Company		149,956	—	149,956	—	(1,433)
LightSquared Inc.		4,484,505	3,125,885	1,358,620	8,343	(162,631)
SK hynix Inc.(*)		19,264,360	9,366,111	9,898,249	2,388,389	(271,223)
SK MENA Investment B.V.		44,380	1	44,379	—	5

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

9.	Investments in Associates, Continued

(*)	Financial information of SK hynix Inc. used when applying the equity method represents financial information after the acquisition date, February 14, 2012 and revenue and net loss for the period recognized from the acquisition date to March 31, 2012 are (Won) 1,436,477 million and (Won) 183,976 million, respectively.

(In millions of won)
	As of and for the year ended December 31, 2011
	Total assets		Total liabilities	Total equity	Revenue	Net income (loss) for the period
SK Marketing & Company Co., Ltd.	(Won)	753,508	496,867	256,641	652,749	21,543
SK China Company, Ltd.		281,579	58,124	223,455	43,526	4,542
SK USA, Inc.		20,184	10,932	9,252	10,623	(2,133)
Benex Sector Limited Partnership IV		50,357	478	49,879	—	(1,717)
F&U Credit information Co., Ltd.		13,511	7,303	6,208	50,554	110
Korea IT Fund		364,706	—	364,706	—	10,502
JYP Entertainment Corporation		17,467	14,424	3,043	17,722	407
Konan Technology		15,507	3,622	11,885	11,790	651
Etoos Co., Ltd.		69,994	67,889	2,105	107,174	(743)
BMC Digital Culture and Contents Venture Fund		21,288	166	21,122	187	(621)
Wave City Development Co., Ltd.		129,768	123,882	5,886	431	(1,399)
IBKC-bmc Cultural Contents Fund		9,387	82	9,305	638	106
Hanhwa No.2 Daisy Entertainment Investment Fund		5,877	51	5,826	92	(1,518)
BMC Movie Expert Fund		30,068	153	29,915	4,690	1,019
HanaSK Card Co., Ltd.		9,810,720	9,094,326	716,394	849,719	25,593
Television Media Korea Ltd.		34,606	5,150	29,456	4,919	(6,481)
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		25,978	5,588	20,390	27,494	(5,650)
NanoEnTek, Inc.		52,649	20,379	32,270	13,088	(8,809)
UNISK(Beijing) Information Technology Co., Ltd.		20,401	8,388	12,013	16,028	1,202
PT. Melon Indonesia		12,112	1,242	10,870	803	(1,860)
Packet One Network		269,362	197,049	72,313	99,918	(72,307)
Mobile Money Venture, LLC		2,191	227	1,964	6,294	1,189
SK Technology Innovation Company		159,745	4,695	155,050	—	(11,556)
LightSquared Inc.		4,647,136	3,125,885	1,521,251	33,374	(669,558)

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

9.	Investments in Associates, Continued

(4)	Details of changes in investments in associates accounted for using the equity method for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Share of profits (losses)	Other comprehensive income	Impairment loss	Other increase (decrease)	Ending balance
SK Marketing & Company Co., Ltd.	(Won)	128,320	—	—	3,149	(246)	—	—	131,223
SK China Company, Ltd.		48,488	—	—	(614)	(65)	—	—	47,809
SK USA, Inc.		4,534	—	—	(988)	1,024	—	—	4,570
Benex Sector Limited Partnership IV		24,907	—	—	(8)	(759)	—	—	24,140
F&U Credit information Co., Ltd.		3,565	—	—	583	—	—	—	4,148
Korea IT Fund		230,980	—	—	(4,787)	782	—	—	226,975
JYP Entertainment Corporation		4,008	—	—	200	(58)	—	—	4,150
Konan Technology		4,760	—	—	(477)	—	—	—	4,283
Etoos Co., Ltd.		13,928	—	—	(1,670)	—	—	—	12,258
BMC Digital Culture and Contents Venture Fund		8,415	—	—	15	—	—	—	8,430
Wave City Development Co., Ltd.		1,124	—	—	(1,124)	—	—	—	—
IBKC-bmc Cultural Contents Fund		2,326	—	—	(2)	—	—	—	2,324
Hanhwa No.2 Daisy Entertainment Investment Fund		1,165	—	—	(8)	—	—	—	1,157
BMC Movie Expert Fund		13,926	—	—	342	—	—	—	14,268
HanaSK Card Co., Ltd.		396,553	—	—	4,406	452	—	—	401,411
Television Media Korea Ltd.		15,262	—	—	(659)	—	—	—	14,603
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		11,814	—	—	400	(410)	—	—	11,804
NanoEnTek, Inc.		10,470	—	—	(788)	87	—	—	9,769
UNISK(Beijing) Information Technology Co., Ltd.		5,886	—	—	507	(274)	—	—	6,119
PT. Melon Indonesia		5,326	—	—	(77)	(126)	—	—	5,123
Packet One Network		103,408	—	—	(5,248)	821	—	—	98,981
Mobile Money Venture, LLC		982	—	—	(16)	—	—	(13)	953
SK Technology Innovation Company		75,974	—	—	(1,451)	(1,045)	—	—	73,478
LightSquared Inc.		49,441	—	—	(10,571)	1,513	(40,383)	—	—
SK hynix Inc.		—	3,374,726	—	(34,588)	4,668	—	—	3,344,806
SK MENA Investment B.V.		—	14,485	—	—	—	—	—	14,485
TR Entertainment and others		219,043	1,502	(1,850)	268	10	—	(418)	218,555

	(Won)	1,384,605	3,390,713	(1,850)	(53,206)	6,374	(40,383)	(431)	4,685,822

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

9.	Investments in Associates, Continued

(In millions of won)
	For the three-month period ended March 31, 2011
	Beginning balance		Acquisition	Disposal	Share of profits (losses)	Other comprehensive income	Other increase (decrease)	Ending balance
SK Marketing & Company Co., Ltd.	(Won)	117,905	—	—	(86)	—	—	117,819
SK China Company, Ltd.		46,573	—	—	(215)	(1,310)	—	45,048
SK USA, Inc.		5,972	—	—	(376)	(149)	—	5,447
Benex Sector Limited Partnership IV		24,953	—	—	(159)	(217)	—	24,577
F&U Credit information Co., Ltd.		4,529	—	—	159	—	—	4,688
Korea IT Fund		226,633	—	—	6,013	1,144	—	233,790
JYP Entertainment Corporation		4,150	—	—	172	—	—	4,322
Konan Technology		4,410	—	—	(201)	—	—	4,209
Etoos Co., Ltd.		14,339	—	—	(770)	—	—	13,569
BMC Digital Culture and Contents Venture Fund		8,925	—	—	(303)	—	—	8,622
Wave City Development Co., Ltd.		1,392	—	—	(17)	—	—	1,375
IBKC-bmc Cultural Contents Fund		2,292	—	—	10	—	—	2,302
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008	—	—	(550)	—	—	1,458
BMC Movie Expert Fund		13,977	—	—	(348)	—	—	13,629
HanaSK Card Co., Ltd.		386,417	—	—	(2,037)	153	—	384,533
Television Media Korea Ltd.		18,568	—	—	(97)	—	—	18,471
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		19,313	—	—	(422)	8	—	18,899
NanoEnTek, Inc.		—	11,000	—	—	—	—	11,000
UNISK(Beijing) Information Technology Co.,Ltd.		4,714	—	—	159	(120)	—	4,753
PT. Melon Indonesia		6,210	—	—	2	26	—	6,238
Packet One Network		116,160	—	—	(6,859)	(577)	—	108,724
Mobile Money Venture, LLC		3,206	—	—	(219)	—	(87)	2,900
SK Technology Innovation Company		25,052	—	—	(347)	(692)	—	24,013
Lightsquared Inc.		72,096	—	—	(4,528)	(1,153)	—	66,415
BNCP Co., Ltd.		—	18,411	—	—	—	—	18,411
SK Wyverns Baseball Club Co., Ltd. and others		74,898	—	(2,187)	139	(921)	(277)	71,652

	(Won)	1,204,692	29,411	(2,187)	(10,880)	(3,808)	(364)	1,216,864

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

9.	Investments in Associates, Continued

(5)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of March 31, 2012 are as follows:

(In millions of won)

	Unrealized loss		Unrealized change in equity
SK Wyverns Baseball Club Co., Ltd.	(Won)	1,099	—
ULand Company Limited		496	50
Cyworld Holdings Hong Kong and others		2,937	333

	(Won)	4,532	383

There is no unrealized change in equity which has not been recognized for the three-month period ended March 31, 2012.

10.	Property and Equipment

(1)	Property and equipment as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)

	March 31, 2012					December 31, 2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount	Carrying Amount
Land	(Won)	730,591	—	—	730,591	730,361
Buildings		1,516,967	(539,104)	—	977,863	989,079
Structures		585,853	(293,343)	—	292,510	301,115
Machinery		21,412,457	(16,123,068)	(1,818)	5,287,571	5,493,572
Other		1,674,866	(931,063)	(12)	743,791	711,461
Construction in progress		667,559	—	(3,429)	664,130	805,410

	(Won)	26,588,293	(17,886,578)	(5,259)	8,696,456	9,030,998

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(2)	Changes in property and equipment for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	(Won)	730,361	1	—	229	—	—	—	730,591
Buildings		989,079	259	—	1,793	(13,268)	—	—	977,863
Structures		301,115	8	(1)	132	(8,744)	—	—	292,510
Machinery		5,493,572	20,853	(2,393)	202,538	(426,999)	—	—	5,287,571
Other		711,461	411,481	(728)	(346,612)	(30,257)	—	(1,554)	743,791
Construction in progress		805,410	98,375	—	(236,226)	—	(3,429)	—	664,130

	(Won)	9,030,998	530,977	(3,122)	(378,146)	(479,268)	(3,429)	(1,554)	8,696,456

10.	Property and Equipment, Continued

(In millions of won)
	For the three-month period ended March 31, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	(Won)	707,970	—	(50)	(2,303)	—	705,617
Buildings		1,018,508	10,909	(20)	(925)	(12,172)	1,016,300
Structures		242,125	25	—	1,060	(7,836)	235,374
Machinery		5,167,143	3,439	(2,578)	264,218	(416,640)	5,015,582
Other		570,187	238,762	(717)	(171,056)	(24,402)	612,774
Construction in progress		447,480	32,721	—	(35,332)	—	444,869

	(Won)	8,153,413	285,856	(3,365)	55,662	(461,050)	8,030,516

11.	Investment Property

(1)	Investment property as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012				December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	(Won)	23,193	—	23,193	23,153
Buildings		291,083	(49,191)	241,892	247,933

	(Won)	314,276	(49,191)	265,085	271,086

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(2)	Changes in investment property for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Transfer	Depreciation	Ending balance
Land	(Won)	23,153	40	—	23,193
Buildings		247,933	(4,199)	(1,842)	241,892

	(Won)	271,086	(4,159)	(1,842)	265,085

(In millions of won)
	For the three-month period ended March 31, 2011
	Beginning balance		Transfer	Depreciation	Ending balance
Land	(Won)	29,179	1,798	—	30,977
Buildings		168,128	272	(2,511)	165,889

	(Won)	197,307	2,070	(2,511)	196,866

11.	Investment Property, Continued

(3)	Details of fair value of investment property as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Land	(Won)	23,193	40,609	23,153	40,540
Buildings		241,892	268,175	247,933	272,794

	(Won)	265,085	308,784	271,086	313,334

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

12.	Goodwill

(1)	Goodwill as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	(Won)	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		75,524	85,254

	(Won)	1,740,203	1,749,933

(2)	Details of changes in goodwill for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Beginning balance	(Won)	1,749,933	1,736,649
Decrease upon disposal of business		(9,684)	—
Other decrease(*)		(46)	(92)

	(Won)	1,740,203	1,736,557

(*)	Other decrease represents effects of exchange rate change in relation to the foreign subsidiaries.

13.	Intangible Assets

(1)	Intangible assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012					December 31, 2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	(Won)	2,837,385	(975,166)	—	1,862,219	1,889,102
Land use right		38,956	(20,761)	—	18,195	19,327
Industrial right		88,168	(26,662)	—	61,506	59,473
Development costs		171,865	(146,205)	(6,526)	19,134	20,961
Facility usage right		138,765	(71,209)	—	67,556	69,491
Customer relations		124,181	(3,600)	—	120,581	141,819
Memberships(*1)		118,849	—	—	118,849	117,711
Other(*2)		2,256,420	(1,579,298)	(4,235)	672,887	677,919

	(Won)	5,774,589	(2,822,901)	(10,761)	2,940,927	2,995,803

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(2)	Details of changes in intangible assets for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Change of consolidation scope	Ending balance
Frequency use rights	(Won)	1,889,102	16,659	—	—	(43,542)	—	1,862,219
Land use right		19,327	613	(80)	—	(1,665)	—	18,195
Industrial right		59,473	2,946	—	310	(1,175)	(48)	61,506
Development costs		20,961	58	—	—	(1,885)	—	19,134
Facility usage right		69,491	131	(38)	—	(2,028)	—	67,556
Customer relations		141,819	61	—	—	(21,299)	—	120,581
Memberships		117,711	2,028	(106)	—	—	(784)	118,849
Other		677,919	18,219	(1,568)	53,126	(73,100)	(1,709)	672,887

	(Won)	2,995,803	40,715	(1,792)	53,436	(144,694)	(2,541)	2,940,927

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

13.	Intangible Assets, Continued

(In millions of won)
	For the three-month period ended March 31, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency use rights	(Won)	709,043	—	—	(469)	(33,211)	—	675,363
Land use right		17,551	262	—	—	(1,315)	—	16,498
Industrial right		60,740	338	—	323	(914)	—	60,487
Development costs		26,470	594	(510)	—	(2,275)	—	24,279
Facility usage right		73,760	86	(3)	24	(1,979)	(777)	71,111
Customer relations		226,940	38	—	—	(23,073)	—	203,905
Membership		111,736	1,851	(39)	—	—	—	113,548
Other		658,716	13,871	(34)	41,672	(83,747)	(162)	630,316

	(Won)	1,884,956	17,040	(586)	41,550	(146,514)	(939)	1,795,507

(3)	The carrying amount and residual useful lives of major intangible assets as of March 31, 2012 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	(Won)	461,726	Frequency use rights relating to W-CDMA service	(*1)
W-CDMA license		77,477	Frequency use rights relating to W-CDMA service	(*2)
800MHz license		375,032	Frequency use rights relating to CDMA and LTE service	(*3)
1.8GHz license		928,203	Frequency use rights relating to LTE service	(*4)
Wibro license		294	WiBro service	(*5)
Wibro license		16,463	WiBro service	(*6)
DMB license		3,024	DMB service	4 years and 3 months
Customer relationships related to acquisition of SK Broadband Co., Ltd.		110,981	Customer relationships	1 year and 6 months

(*1)	The Group purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Group began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

13.	Intangible Assets, Continued

(*2)	The Group purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Group started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Group purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Group started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Group purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will commence when the Group starts its related commercial LTE services in the second half of year 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Group purchased a WiBro license from KCC on March 30, 2005. The license period is 7 years from the purchase date. Amortization of the WiBro license commenced when the Group started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life.
(*6)	The Group additionally purchased Wibro license in March 2012. Amortization of this WiBro license commenced when the Group started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This Wibro license will expire in March 2019.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

14.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won and thousands of U.S. dollars)

	Lender	Annual interest rate (%)	March 31, 2012		December 31, 2011
Commercial Paper	Woori Bank, etc.	3.78~3.85	(Won)	200,000	200,000
Short-term borrowings (Korean won)	Kookmin Bank, etc.	4.29~8.03		902,592	394,033
Short-term borrowings (Foreign currency)	SK China Company, Ltd.	—		36,979 (USD 32,500)	106,680 (USD 92,500)

			(Won)	1,139,571	700,713

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

14.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Chinese yuan and thousands of Hong Kong dollars)

Lender	Annual interest rate (%)	Maturity	March 31, 2012		December 31, 2011
Bank of Communications(*1,2)	6M Libor + 0.29	Oct. 10, 2013	(Won)	34,134 (USD 30,000)	34,599 (USD 30,000)
Bank of China(*1)	6M Libor + 0.29	Oct. 10, 2013		22,756 (USD 20,000)	23,066 (USD 20,000)
DBS Bank(*1)	6M Libor + 0.29	Oct. 10, 2013		28,445 (USD 25,000)	28,833 (USD 25,000)
SMBC(*1)	6M Libor + 0.29	Oct. 10, 2013		28,445 (USD 25,000)	28,833 (USD 25,000)
China Merchants Bank	5.35	Jan. 27, 2018		65,076 (CNY 360,000)	65,893 (CNY 360,000)
Korea Exchange Bank	5.18	Jan. 28, 2015		30,730 (CNY 170,000)	31,116 (CNY 170,000)
Hana Bank HK(*3)	3M Libor + 3.2	Mar. 3, 2014		85,335 (USD 75,000)	86,498 (USD 75,000)
SCB Bank HK(*3)	3M Libor + 3.3	Nov. 3, 2014		34,134 (USD 30,000)	—
SCB Bank HK(*3)	3M Libor + 3.3	Nov. 3, 2014		34,291 (HKD 234,000)	—
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		2,000,000	—
Kookmin Bank	3.55	Jun. 15, 2012		988	1,977
Korea Development Bank	3.55	Jun. 17, 2013		4,407	5,288
Korea Development Bank	3.55	Jun. 16, 2014		7,414	8,237
Shinhan Bank	3.55	Jun. 15, 2015		10,273	10,273
Kookmin Bank	3.55	Jun. 15, 2016		9,749	9,749

Sub-total				2,396,177	334,362
Less present value discount on long-term borrowings				(12,673)	—

				2,383,504	334,362
Less current portion of long-term borrowings				(10,377)	(10,510)

Long-term borrowings			(Won)	2,373,127	323,852

(*1)	As of March 31, 2012, 6M Libor rate is 0.73%.
(*2)	As of March 31, 2012, the Group’s lender is Bank of Communications as Credit Agricole transferred the loans to Bank of Communications during the three-month period ended March 31, 2012.
(*3)	As of March 31, 2012, 3M Libor rate is 0.47%.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

14.	Borrowings and Debentures, Continued

(3) Debentures as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of Singapore dollars)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2012		December 31, 2011
Unsecured private bonds	Refinancing	2016	5.00	(Won)	200,000	200,000
Unsecured private bonds	fund	2013	4.00		200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds(*1)		2012	3M Euro Yen Libor + 0.55		172,593 (JPY 12,500,000)	185,645 (JPY 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		250,000	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2012	3M Euro Yen Libor + 2.50		—	44,555 (JPY 3,000,000)
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds		2012	3M Euro Yen Tibor + 2.50		—	74,258 (JPY 5,000,000)
Unsecured private bonds	Operating	2016	3.95		110,000	110,000
Unsecured private bonds	fund	2021	4.22		190,000	190,000
Unsecured private bonds(*2)		2014	4.86		50,000	50,000
Unsecured private bonds(*2)		2015	4.62		50,000	50,000
Unsecured private bonds(*3)		2013	3.99		150,000	150,000
Unsecured private bonds(*3)		2014	4.53		290,000	290,000
Unsecured private bonds(*3)		2014	4.40		100,000	100,000
Unsecured private bonds(*3)		2015	4.09		110,000	—
Unsecured private bonds(*3)		2015	4.14		110,000	—
Unsecured private bonds(*3)		2017	4.28		100,000	—
Foreign global bonds		2027	6.63		455,120 (USD 400,000)	461,320 (USD 400,000)
Foreign global bonds		2012	7.00		—	576,650 (USD 500,000)
Exchangeable bonds(*6,7)	Refinancing fund	2014	1.75		401,619 (USD 332,528)	397,886 (USD 332,528)
Floating rate notes(*4)		2012	3M Libor + 3.15		250,316 (USD 220,000)	253,726 (USD 220,000)
Floating rate notes(*4)		2014	3M Libor + 1.60		284,450 (USD 250,000)	288,325 (USD 250,000)
Floating rate notes(*5)		2014	SOR rate + 1.20		58,793 (SGD 65,000)	57,618 (SGD 65,000)

Sub-total					4,402,891	4,799,983
Less discounts on bonds					(37,879)	(39,095)

					4,365,012	4,760,888
Less current portion of bonds payable					(422,695)	(1,531,879)

				(Won)	3,942,317	3,229,009

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

14.	Borrowings and Debentures, Continued

(*1)	As of March 31, 2012, 3M EURO Yen Libor rate is 0.19%.
(*2)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*3)	According to covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Parent Company, is required to maintain its debt ratio lower than 1,000 percent and cannot dispose of its property and equipment more than twenty times of equity or (Won) 10 trillion in any given fiscal year.
(*4)	As of March 31, 2012, 3M Libor rate is 0.47%.
(*5)	As of March 31, 2012, SOR rate is 0.36%.
(*6)	As of March 31, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current as the bond holders would be eligible to redeem their notes at 100% of the principal amount on April 7, 2012. However, as of March 31, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders have not exercised and have lost their early redemption right.
(*7)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of March 31, 2012, fair value of the exchangeable bonds is USD 352,978,472. The exchange price could be adjusted and the exchange price is (Won) 199,280 with the exchange rate of (Won) 1,383.40 per USD 1.

The Group may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of March 31, 2012 is 2,308,406 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on February 9, 2012, the exchange price has changed from (Won) 209,853 to (Won) 199,280 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,308,406 shares due to the payment of periodic dividends. During the three-month period ended March 31, 2012, no exchange was made.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

14.	Borrowings and Debentures, Continued

(4)	Details of issuance or repayments of borrowings and debentures for the three-month period ended March 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of Hong Kong dollars)
	Lender	Annual interest rate (%)	Maturity	Coupon value			Carrying amount
January 1, 2012				(Won)	5,835,058		5,795,962
Issues:
Short-term borrowings	Kookmin Bank and other	4.29~6.50	2013		642,989		642,989
Long-term borrowings	Kookmin Bank and other	4.48	2015		2,000,000		2,000,000
	SCB Bank HK	3M Libor + 3.3	2014		34,134 (USD 30,000)		34,134 (USD 30,000)
	SCB Bank HK	3M Libor + 3.3	2014		34,291 (HKD 234,000)		34,291 (HKD 234,000)
Fees, etc.	—	—	—		—		(12,673)
Debentures		4.09	2015		110,000		109,581
		4.14	2015		110,000		109,576
		4.28	2017		100,000		99,605
Repayments:
Short-term borrowings	Hana Bank and other	4.94~6.87	—		(202,317)		(202,317)
Long-term borrowings	Korea Development Bank and other	3.55	—		(2,693)		(2,693)
Unsecured private bonds		3M Euro Yen Libor + 2.50	2012		(44,555 (JPY 3,000,000	) )	(44,555)
Unsecured private bonds		3M Euro Yen Libor + 2.50	2012		(74,258 (JPY 5,000,000	) )	(74,258)
Foreign global bond		7.00	2012		(576,650 (USD 500,000	) )	(576,650)
Other:
Foreign translation gain (loss) and others(*)					(27,359)		(24,904)

March 31, 2012				(Won)	7,938,640		7,888,088

(*)	Foreign translation gain (loss) and others represent changes from foreign translation gain (loss) of foreign currency borrowings and debentures and amortization of bond discount.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

15.	Long-term Payables - other

(1)	Long-term payables as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)

	March 31, 2012		December 31, 2011
Payables related to acquisition of W-CDMA licenses	(Won)	705,491	840,974
Other (*)		4,829	6,522

Total	(Won)	710,310	847,496

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

(2)	As of March 31, 2012 and December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows:

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	(Won)	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payments - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables – other at the time of acquisition		49,363	197,190	679,453	8,009	934,015
Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables - other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,925	3,136	—	7,126
Carrying amount as of December 31, 2011		33,895	199,115	607,964	—	840,974
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables - other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables - other		68	964	876	1	1,909
Less current portion of long-term payables - other		(16,812)	(65,466)	(63,123)	—	(145,401)

Carrying amount at March 31, 2012	(Won)	17,151	134,613	545,717	8,010	705,491

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

15.	Long-term Payables - other, Continued

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payable-other.

(2)	The repayment schedule of long-term payables - other as of March 31, 2012 is as follows:

(In millions of won)
	Amount
2013	(Won)	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	(Won)	923,591

16.	Provisions

Change	in provisions for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2012					As of March 31, 2012
	Beginning balance		Increase	Utilization	Ending balance	Current	Non- current
Provision for handset subsidy	(Won)	762,238	169,931	(195,806)	736,363	627,946	108,417
Provision for point programs		639	24	—	663	—	663
Provision for restoration		36,378	2,688	(288)	38,778	4,738	34,040
Provision for warranty		154	—	(23)	131	—	131
Provision for sales return		81	15	(44)	52	52	—
Other provisions		69	—	(69)	—	—	—

	(Won)	799,559	172,658	(196,230)	775,987	632,736	143,251

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)
	For the three-month period ended March 31, 2011					As of March 31, 2011
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	(Won)	732,042	200,315	(213,463)	718,894	633,447	85,447
Provision for point programs		87	—	—	87	—	87
Provision for restoration		32,522	832	—	33,354	—	33,354
Provision for warranty		140	—	(3)	137	—	137
Provision for sales return		48	—	(17)	31	31	—
Other provisions		11	1	(2)	10	10	—

	(Won)	764,850	201,148	(213,485)	752,513	633,488	119,025

16.	Provisions, Continued

The Group has provided handset subsidy for the subscribers who purchase handsets on an installment basis and recognized provision for handset subsidy in accordance with the payment duration as of period end.

17.	Finance Lease Liabilities

(1)	The Group has leased certain telecommunication equipment under the finance lease agreement with Cisco Capital Korea. Finance lease liabilities as of March 31, 2012, December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	(Won)	28,415	31,308
Long-term finance lease liabilities		36,553	41,940

	(Won)	64,968	73,248

(2)	The Group’s related interest and principal as of March 31, 2012, December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012			December 31, 2011
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	(Won)	29,404	28,415	34,198	31,308
1~5 years		40,004	36,553	44,119	41,940

Subtotal		69,408	64,968	78,317	73,248

Current portion of long-term finance lease liabilities			(28,415)		(31,308)

Long-term finance lease liabilities			36,553		41,940

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

18.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Present value of defined benefit obligations	(Won)	195,667	188,120
Fair value of plan assets		(102,532)	(102,179)

	(Won)	93,135	85,941

(2)	Principal actuarial assumptions as of March 31, 2012 and December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011
Discount rate for defined benefit obligations	3.95%~6.15%	4.11%~6.15%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.50%~7.00%	2.00%~8.11%
Expected rate of salary increase	2.00%~6.98%	3.50%~5.62%

18.	Defined Benefit Liabilities, Continued

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Beginning balance	(Won)	188,120	160,363
Current service cost		19,367	15,588
Interest cost		2,005	2,133
Actuarial gain or loss		5,488	3,248
Benefit paid		(15,862)	(9,301)
Others(*)		(3,451)	807

Ending balance	(Won)	195,667	172,838

(*)	Others include effects of changes in consolidation scope of (-) (Won) 4,185 million in relation to the disposal of Ntreev Soft Co., Ltd. and transfer to construction in progress during the three-month period ended March 31, 2012

(4)	Changes in plan assets for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Beginning balance	(Won)	102,179	92,493
Expected return on plan assets		949	1,056
Actuarial gain or loss		243	(323)
Contributions by employer directly to plan assets		1,388	—
Benefit paid		(2,229)	(3,386)
Others		2	(49)

Ending balance	(Won)	102,532	89,791

(5)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Current service cost	(Won)	19,367	15,588
Interest cost		2,005	2,133
Expected return on plan assets		(949)	(1,056)

	(Won)	20,423	16,665

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

18.	Defined Benefit Obligation, Continued

(6)	Details of plan assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Equity instruments	(Won)	98	—
Debt instruments		25,925	12,455
Short-term financial instruments, etc.		76,509	89,724

	(Won)	102,532	102,179

Actual return on plan assets for the three-month periods ended March 31, 2012 and 2011 amounted to (Won) 1,191 million and (Won) 733 million, respectively.

19.	Derivative Instruments

(1) Currency swap contracts under cash flow hedge accounting

The Group has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to (Won) 3,318 million (net of tax effect totaling (Won) 559 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won) 18,980 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won) 2,711 million (net of tax effect totaling (Won) 862 million and foreign currency translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won) 68,537 million) is accounted for as accumulated other comprehensive income.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of March 31, 2012, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied since May 12 2010, an accumulated loss on valuation of derivatives amounting to (Won) 50,902 million (net of tax effect totaling (Won) 16,251 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won) 2,364 million) is accounted for as other comprehensive loss. In connection with the currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won) 129,806 million was recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

19.	Derivative Instruments, Continued

In addition, on October 14, 2011, the Group has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 220,000,000 issued on April 29, 2009. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won) 939 million (net of tax effect totaling (Won) 300 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won) 4,434 million) is accounted for as other comprehensive loss.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won) 6,280 million (net of tax effect totaling (Won) 2,005 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won) 5,116 million) is accounted for as accumulated other comprehensive income.

In addition, the Group has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won) 278 million (net of tax effect totaling (Won) 89 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling (Won) 1,320 million) is accounted for as accumulated other comprehensive income.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(2)	As of March 31, 2012, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Japanese yen, and Singapore dollars)

					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated	Total
Current assets:
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007~ Nov. 13, 2012	(Won)	70,386	—	70,386
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD	100,000	Oct. 10, 2006~ Oct. 10, 2013		15,103	—	15,103
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007~ Jul. 20, 2027		60,289	—	60,289
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011~ Dec. 12, 2014		3,168	—	3,168
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011~ Dec. 12, 2014		953	—	953
Convertible option	Convertible bonds(*)	KRW	50,000	Sep. 01, 2009~ Aug. 31, 2014		—	974	974

Total assets					(Won)	149,899	974	150,873

Current liabilities:
Floating-to-fixed interest rate swap	U.S. dollar denominated bonds	USD	220,000	Apr. 29, 2009~ Apr. 29, 2012		5,673	—	5,673

Total liabilities					(Won)	5,673	—	5,673

(*)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to (Won)975 million was accounted for as non-current derivative financial assets.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

20.	Share Capital and Share Premium

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of (Won) 500. The number of authorized, issued and outstanding common shares and share premium as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)

	March 31, 2012		December 31, 2011
Authorized shares	(Won)	220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock		44,639	44,639
Share premium:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(777,269)	(771,928)

	(Won)	(290,688)	(285,347)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others represent effects of changes in consolidation scope due to the disposal of Ntreeve Soft Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

21.	Treasury Stock

Through 2009, the Parent Company acquired 8,400,712 shares of treasury stock in the open market for (Won) 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock prices when needed.

In addition, the Parent Company acquired 1,250,000 shares of treasury stock for (Won) 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for (Won) 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of aforementioned treasury stock transactions, as of March 31, 2012 and December 31, 2011, the Parent Company has 11,050,712 shares of treasury stock at (Won) 2,410,451 million.

22.	Retained Earnings

(1)	Retained earnings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)

	March 31, 2012		December 31, 2011
Appropriated:
Legal reserve	(Won)	22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		109,584	1,551,472

	(Won)	11,359,342	11,642,525

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

23.	Reserves

(1) Details of reserves as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Net change in fair value of available-for-sale financial assets	(Won)	341,650	354,951
Net change in other comprehensive income of associates		(87,213)	(93,598)
Losses on valuation of derivatives		(41,271)	(25,099)
Foreign currency translations differences for foreign operations		16,274	23,810

	(Won)	229,440	260,064

23.	Reserves, Continued

(2)	Change in reserves for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)

	Net change in fair value of available-for- sale financial assets		Net change in other comprehensive income of investment in associates	Losses on valuation of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2011	(Won)	793,645	(91,413)	(56,862)	(2,314)	643,056
Changes		(112,722)	(3,810)	50,221	(9,679)	(75,990)
Tax effect		27,380	(630)	(11,577)	0	15,173

Balance at March 31, 2011		708,303	(95,853)	(18,218)	(11,993)	582,239

Balance at January 1, 2012		354,951	(93,598)	(25,099)	23,810	260,064
Changes		(17,436)	6,317	(20,745)	(7,536)	(39,400)
Tax effect		4,135	68	4,573	—	8,776

Balance at March 31, 2012	(Won)	341,650	(87,213)	(41,271)	16,274	229,440

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

24.	Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Other Operating Income:
Reversal of allowance for doubtful accounts	(Won)	5,654	1,305
Gain on disposal of property and equipment and intangible assets		1,010	1,102
Others		8,932	5,442

	(Won)	15,596	7,849

Other Operating Expenses:
Communication expenses	(Won)	17,327	13,382
Utilities		44,451	39,220
Taxes and dues		31,121	10,983
Repair		60,780	64,397
Research and development		66,544	59,365
Training		6,076	5,121
Bad debt for accounts receivable - trade		7,257	17,218
Travel		7,084	6,536
Supplies and others		21,894	21,068
Loss on disposal of property and equipment and intangible assets		1,994	2,011
Loss on impairment of property and equipment and intangible assets		3,429	939
Loss on disposal of other investment assets		—	149
Loss on impairment of other investment assets		1	—
Donations		12,908	23,981
Bad debt for accounts receivable - other		19,687	3,715
Others		6,036	4,016

	(Won)	306,589	272,101

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

25.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Finance Income:
Interest income	(Won)	32,396	48,647
Dividends		22,333	20,675
Gain on foreign currency transactions		1,953	1,373
Gain on foreign currency translation		819	24,240
Gain on valuation of financial asset at fair value through profit or loss		—	2,776
Gain on disposal of long-term investment securities		6,412	158,674
Reversal of loss on impairment of investment assets		—	10
Gain on valuation of derivatives		—	1,263
Gain on settlement of derivatives		4,292	—
Gain on valuation of financial liability at fair value through profit or loss		—	11,193

	(Won)	68,205	268,851

Finance Costs:
Interest expense	(Won)	97,035	80,944
Loss on foreign currency transactions		1,182	2,500
Loss on foreign currency translation		859	1,204
Loss on valuation of financial asset at fair value through profit or loss		640	—
Loss on disposal of long-term investment securities		7,505	—
Loss on valuation of derivatives		—	15,697
Loss on settlement of derivatives		—	3,132
Loss on valuation of financial liability at fair value through profit or loss		3,733	—

	(Won)	110,954	103,477

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Interest income on cash equivalents and deposits	(Won)	20,789	13,499
Interest income on installment receivables and others		11,607	35,148

	(Won)	32,396	48,647

25.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Interest expense on bank overdrafts and borrowings	(Won)	15,547	18,217
Interest expense on debentures		52,355	54,091
Interest on finance lease liabilities		811	1,343
Others		28,322	7,293

	(Won)	97,035	80,944

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2012 and 2011 are as follows.

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Bad debt for accounts receivable - trade	(Won)	7,257	17,218
Bad debt for accounts receivable - other		19,687	3,715

	(Won)	26,944	20,933

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

26.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal, temporary differences, and income tax recognized in other comprehensive income. Difference between the average effective tax rate for the three-month periods ended March 31, 2012 and 2011 was caused mainly by the tax effect for changes in estimates related to prior periods.

27.	Earnings per Share

(1)	Basic earnings per share

1) Basic earnings per share for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2012		March 31, 2011
Net income for the period	(Won)	306,424	542,534
Weighted average number of common shares outstanding		69,694,999	71,094,999

Basic earnings per share (In Won)	(Won)	4,397	7,631

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

27.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In shares)	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2012	80,745,711	91/91	80,745,711
Effect of treasury stock	(11,050,712)	91/91	(11,050,712)

Number of shares at March 31, 2012	69,694,999		69,694,999

(In shares)	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2011	80,745,711	90/90	80,745,711
Effect of treasury stock	(9,650,712)	90/90	(9,650,712)

Number of shares at March 31, 2011	71,094,999		71,094,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2012		March 31, 2011
Diluted net income for the period	(Won)	310,486	535,042
Diluted weighted average number of common shares outstanding		72,003,405	73,272,388

Diluted earnings per share (In Won)	(Won)	4,312	7,302

2)	Adjusted net income for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Net income	(Won)	306,424	542,534
Effect of exchangeable bonds		4,062	(7,492)

Adjusted net income	(Won)	310,486	535,042

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

27.	Earnings per Share, Continued

3)	Adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In shares)
	For the three-month period ended
	March 31, 2012	March 31, 2011
Weighted average number of common shares outstanding	69,694,999	71,094,999
Effect of exchangeable bonds(*)	2,308,406	2,177,389

Adjusted weighted average number of common shares outstanding	72,003,405	73,272,388

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock

28.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	(Won)	—	—	1,769,391	—	1,769,391
Financial instruments		—	—	575,144	—	575,144
Short-term investment securities		—	163,713	—	—	163,713
Long-term investment securities(*1)		15,977	1,450,758	—	—	1,466,735
Accounts receivable - trade		—	—	1,757,487	—	1,757,487
Loans and receivables(*2)		—	—	1,195,299	—	1,195,299
Derivative financial assets(*3)		974	—	—	149,899	150,873

	(Won)	16,952	1,614,471	5,297,321	149,899	7,078,643

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

28.	Categories of Financial Instruments, Continued

(In millions of won)
	December 31, 2011
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	(Won)	—	—	1,650,794	—	1,650,794
Financial instruments		—	—	987,192	—	987,192
Short-term investment securities		—	94,829	—	—	94,829
Long-term investment securities(*1)		16,617	1,521,328	—	—	1,537,945
Accounts receivable - trade		—	—	1,835,641	—	1,835,641
Loans and receivables(*2)		—	—	1,377,750	—	1,377,750
Derivative financial assets(*3)		1,018	—	—	252,935	253,953

	(Won)	17,635	1,616,157	5,851,377	252,935	7,738,104

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(*2)	Details of loans and receivables as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Short-term loans	(Won)	96,802	100,429
Accounts receivable - other		741,299	908,836
Accrued income		27,564	21,847
Other current assets		954	462
Long-term loans		91,258	95,565
Long-term accounts receivable - other		2,837	5,393
Guarantee deposits		234,585	245,218

	(Won)	1,195,299	1,377,750

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	(Won)	—	148,816	—	148,816
Derivative financial liabilities		—	—	5,673	5,673
Borrowings		—	3,523,075	—	3,523,075
Debentures(*1)		401,619	3,963,393	—	4,365,012
Accounts payable - other and others(*2)		—	3,651,202	—	3,651,202

	(Won)	401,619	11,286,486	5,673	11,693,778

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)	December 31, 2011
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	(Won)	—	195,391	—	195,391
Derivative financial liabilities		—	—	4,645	4,645
Borrowings		—	1,035,074	—	1,035,074
Debentures(*1)		397,886	4,363,002	—	4,760,888
Accounts payable - other and others(*2)		—	3,312,642	—	3,312,642

	(Won)	397,886	8,906,109	4,645	9,308,640

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*2)	Details of accounts payable and other payables as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Accounts payable - other	(Won)	1,817,571	1,507,458
Withholdings		9,491	10,835
Accrued expenses		864,786	744,673
Current portion of long-term payables - other		173,816	120,452
Long-term payables - other		710,310	847,496
Finance lease liabilities		36,553	41,940
Other non-current liabilities		38,675	39,788

	(Won)	3,651,202	3,312,642

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

29.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

Monetary foreign currency assets and liabilities as of March 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	83,032	(Won)	94,513	1,522,685	(Won)	1,735,163
EUR	321		481	1,674		2,533
JPY	152,973		2,112	12,542,732		173,183
CNY	—		—	530,002		95,634
HKD	—		—	234,245		34,327
Others	26		29	64,488		58,332

		(Won)	97,135		(Won)	2,099,172

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 19)

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

As of March 31, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	(Won)	(54,676)	54,676
EUR		(242)	242
JPY		144	(144)
CNY		(9,563)	9,563
HKD		(3,433)	3,433
Others		1	(1)

	(Won)	(67,769)	67,769

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

29.	Financial Risk Management, Continued

(1) Financial risk management, continued

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2012, available-for-sale equity instruments measured at fair value amount of (Won) 1,270,097 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of March 31, 2012, floating-rate borrowings and debentures amount to (Won) 3,651,953 million and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 19) If interest rate only increases (decreases) by 1%, income before income taxes for the three-month period ended March 31, 2012 would have been decreased (increased) by (Won) 3,829 million due to the interest expense from floating-rate borrowings and bons payables.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2012, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2012.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 25.

29.	Financial Risk Management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2012 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts Payable - trade	(Won)	148,816	148,816	148,816	—	—
Derivative financial liabilities		5,673	5,673	5,673	—	—
Borrowings		3,523,075	4,534,341	1,962,039	2,504,325	67,977
Debentures(*1)		4,365,012	5,366,008	603,839	3,557,744	1,204,425
Accounts payable - other and others(*2)		3,651,202	3,653,748	2,870,461	541,313	241,974

	(Won)	11,693,778	13,708,586	5,590,828	6,603,382	1,514,376

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended 31 December 2011.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Liabilities	(Won)	14,154,911	11,633,327
Equity		12,391,990	12,732,709

Debt-equity ratio		114.23%	91.37%

29.	Financial Risk Management, Continued

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of March 31, 2012 are as follows:

Interest rate
Derivative instruments	3.19%~5.07%
Borrowings and debentures	4.09%

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

29.	Financial Risk Management, Continued

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	March 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	(Won)	16,952	16,952	17,635	17,635
Derivative financial assets		149,899	149,899	252,935	252,935
Available-for-sale financial assets		1,270,097	1,270,097	1,129,928	1,129,928

	(Won)	1,436,948	1,436,948	1,400,498	1,400,498

Assets carried at amortized cost
Cash and cash equivalents		1,769,391	1,769,391	1,650,794	1,650,794
Available-for-sale financial assets		344,374	344,374	486,229	486,229
Accounts receivable – trade and others		2,952,786	2,952,786	3,213,391	3,213,391
Financial instruments		575,144	575,144	987,191	987,191

	(Won)	5,641,695	5,641,695	6,337,605	6,337,605

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss		401,619	401,619	397,886	397,886
Derivative financial liabilities		5,673	5,673	4,645	4,645

	(Won)	407,292	407,292	402,531	402,531

Liabilities carried at amortized cost
Accounts payable - trade		148,816	148,816	195,391	195,391
Borrowings		3,523,075	3,558,187	1,035,075	1,035,075
Debentures		3,963,393	4,149,147	4,363,002	4,562,156
Accounts payable - other and others		3,651,202	3,651,202	3,312,642	3,312,642

	(Won)	11,286,486	11,507,352	8,906,110	9,105,264

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

2)	Fair value hierarchy

The different levels have been defined as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
✓	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
✓	Level 3: inputs for the asset or liability that are not based on observable market data

(unobservable inputs)

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

29.	Financial Risk Management, Continued

(3) Fair value, continued

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of March 31, 2012.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	(Won)	—	15,977	975	16,952
Available-for-sale financial assets		1,108,970	27,697	133,430	1,270,097
Derivative financial assets		—	149,899	—	149,899
Financial liabilities at fair value through profit or loss		401,619	—	—	401,619
Derivative financial liabilities		—	5,673	—	5,673

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2012 are as follows:

(In millions of won)
	Balance at January 1		Profit(loss) for the period	Other comprehensive income	Disposal	Balance at March 31
Financial assets at fair value through profit or loss	(Won)	1,018	(43)	—	—	975
Available-for-sale financial assets		197,019	—	(49,505)	(14,084)	133,430

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

30.	Transactions with Related Parties

Transactions among consolidated entities have been eliminated upon the consolidation and significant related party transactions of the Group for the three-month periods ended March 31, 2012 and 2011, and account balances as of March 31, 2012 and December 31, 2011 are as follows:

(1)	Transactions

(In millions of won)
	Purchases of property and equipment			Commissions paid and other expenses		Commissions earned and other income
	For the three-month period ended March 31
	2012		2011	2012	2011	2012	2011
Parent Company:
SK Holdings Co., Ltd.	(Won)	—	—	7,766	7,432	100	78
Associates:		—	—	—	—	—	—
SK Marketing & Company Co., Ltd.		24	8	32,173	30,411	2,754	2,347
F&U Credit information Co., Ltd.		—	—	13,195	10,139	365	420
SK Wyverns Baseball Club Co., Ltd.		—	—	9,416	9,794	—	13
HanaSK Card Co., Ltd.		135	2	76,898	44,313	47,679	17,873
HappyNarae Co., Ltd.(*)		44	235	964	932	5	10
SK China Company, Ltd.		—	—	3,821	—	73	—
Others		154	—	802	5,371	8	228
Others:
SK C&C Company Limited		56,228	26,005	76,542	68,397	3,364	4,009
SK Innovation Co., Ltd.		3	—	185	208	868	825
M&Service Co., Ltd.		14	2	3,455	2,813	529	6
SK Engineering and Construction Co., Ltd.		54,750	9,792	5,369	5,673	1,602	1,569
SKC Ltd.		—	—	—	—	246	352
SK Telesys Co., Ltd.		13,969	17,236	4,733	6,413	83	37,315
SK Networks Company Limited		1,923	178	301,960	280,025	4,713	4,409
SK Networks Service		—	—	15,664	11,061	51	130
SK Networks Internet, Inc.		—	—	1,024	—	—	—
SK Pinx Co., Ltd.		—	—	501	465	3	4
Infosec Co., Ltd.		102	—	1,980	—	18	—
SK Shipping Co., Ltd.		—	—	600	—	685	831
SK Securities Co., Ltd.		—	—	—	—	780	—
Others		46	270	3,097	23,122	1,487	808

	(Won)	127,392	53,728	560,145	506,569	65,413	71,227

(*)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the three-month period ended March 31, 2012.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

30.	Transactions with Related Parties, Continued

(2)	Account balances

(In millions of won)
	March 31, 2012
	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Parent Company:
SK Holdings Co., Ltd.	(Won)	133	—	40	—
Associates:
SK Marketing & Company Co., Ltd.		6,237	—	15,866	10
F&U Credit information Co., Ltd.		23	—	3,795	—
SK Wyverns Baseball Club Co., Ltd.		—	—	121	—
Wave City Develkpment Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		7,757	14	4,726	—
SK China Company, Ltd.		—	—	36,979	219
Television Media Korea Ltd.		—	—	949	—
HappyNarae Co., Ltd.(*1)		1	—	541	—
Others		4	10	701	—
Others:
SK C&C Company Limited		1,313	438	96,975	3,585
SK Innovation Co., Ltd.		734	91	—	—
M&Service Co., Ltd.		749	—	1,876	—
SK Engineering and Construction Co., Ltd.		1,065	—	22,414	82
SKC Ltd.		57	—	—	—
SK Telesys Co., Ltd.		150	—	17,512	—
SK Networks Company Limited		694	1,013	174,125	896
SK Networks Service		10	—	2,708	—
SK Energy Co., Ltd.		188	—	2,732	—
SK Securities Co., Ltd.		—	—	660	—
SKY Investment Co., Ltd.(*2)		14,519	—	—	—
Others		524	—	1,847	429

	(Won)	72,570	1,566	384,567	5,221

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(*1)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the three-month period ended March 31, 2012.
(*2)	The amount represents remaining balance of the loans to SKY Investment Co., Ltd. as of March 31, 2012.

30.	Transactions with Related Parties, Continued

(In millions of won)
	December 31, 2011
	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Parent Company:
SK Holdings Co., Ltd.	(Won)	147	—	—	—
Associates:
SK Marketing & Company Co., Ltd.		9,876	—	36,901	10
F&U Credit information Co., Ltd.		—	—	3,736	—
SK Wyverns Baseball Club Co., Ltd.		3,812	—	—	—
Wave City Develkpment Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		8,683	14	2,358	—
Daehan Kanggun BcN Co., Ltd.		20,562	—	—	—
HappyNarae Co., Ltd.(*)		1	—	1,768	—
Others		69	—	1,539	222
Others:
SK C&C Company Limited		3,330	—	172,047	3,585
SK Innovation Co., Ltd.		954	91	2	—
M&Service Co., Ltd.		644	—	4,679	—
SK Engineering and Construction Co., Ltd.		1,271	—	39,215	82
SKC Ltd.		184	—	—	—
SK Telesys Co., Ltd.		132	—	65,619	—
SK Mobile energy Co., Ltd.		1	—	71	—
SK Networks Company Limited		24,403	5,513	158,884	896
SK Networks Service		6	—	4,754	—
SK Shipping Co., Ltd.		365	—	—	—
Others		5,088	—	10,876	433

	(Won)	117,940	5,618	502,449	5,228

(*)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the three-month period ended March 31, 2012.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

(3)	Compensation for the key management

The Parent Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2012		March 31, 2011
Salaries	(Won)	7,991	7,156
Provision for retirement benefits		565	517

	(Won)	8,556	7,673

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

31.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, agreed to provide guarantees for Broadband Media Co., Ltd.’s loans as of March 31, 2012. For the guarantee, SK Broadband Co., Ltd. has provided its properties as collaterals as follows: (Won) 65,000 million to Hana Bank, (Won) 78,000 million to IBK Capital and (Won) 52,000 million to Kookmin Bank, respectively. SK Broadband Co., Ltd., has also provided its short-term financial instruments as collaterals as follows: (Won) 60,000 million to Korea Exchange Bank, (Won) 35,000 million to Hana Bank, (Won) 39,000 million to Nonghyup and (Won) 20,000 million to Woori Bank, respectively.

SK Broadband Co., Ltd. has provided guarantees for loans of Broadband CS Co., Ltd. For the guarantee, SK Broadband Co., Ltd. has pledged its properties as collateral in the amount of (Won) 16,900 million to Kookmin Bank as of March 31, 2012.

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of (Won) 15,300 million as of March 31, 2012.

PS & Marketing Corporation, a subsidiary of the Parent Company, has obtained a line of credit for (Won) 60,000 million from Shinhan Bank for operational purposes. In relation to the line of credit, PS & Marketing Corporation pledged (Won) 78,000 million of inventory as collateral to Shinhan Bank as of March 31, 2012.

As of March 31, 2012, SKY Property Mgmt. Ltd., a subsidiary, has pledged CNY 800 million of building and land use right (long-term prepaid expenses) as collateral for its long-term borrowing amounting to CNY 560 million to Korea Exchange Bank and China Merchants Bank. In relation to the newly obtained long-term borrowings of USD 30 million and HKD 234 million during the three-month period ended March 31, 2012, the Parent Company has provided interest in SHANGHAI FUJITA TIANSHAN HOUSING DEVELOPMENT CO., LTD., a subsidiary, as collateral to Standard Chartered Bank (HK) Ltd.

(2)	Guarantee provided

As of March 31, 2012, the Parent Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to (Won) 4,200 million, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Parent Company provides payment guarantees to the Defense Acquisition Program Administration.

(3)	Contingencies

As of March 31, 2012, the Group has recorded a provision in the amount of (Won) 4,469 million as SK Broadband Co., Ltd., a subsidiary, have partially lost the first trial relating to the violation of customer’s privacy (plaintiff’s claims of (Won) 24,689 million) during the year ended December 31, 2011.

As of March 31, 2012, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary, amounts to (Won) 4,187 million and the ultimate result of these litigations cannot be reasonably estimated.

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

32.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2012 and 2011 are as follows:

	Korean won
	2012		2011
	(In millions)
Interest income	(Won)	(32,396)	(48,647)
Dividend		(22,333)	(20,675)
Gain on foreign currency translation		(819)	(24,240)
Gain on valuation of financial assets at fair value through profit or loss		—	(2,776)
Gain on valuation of financial liabilities at fair value through profit or loss		—	(11,193)
Gain on disposal of long-term investments assets		(6,412)	(158,674)
Reversal of impairment loss on long-term investments securities		—	(10)
Gain on valuation of derivatives		—	(1,263)
Gain on settlement of derivatives		(4,292)	—
Losses related to investments in affiliates		27,583	10,811
Gain on disposal of property and equipment and intangible assets		(1,010)	(1,102)
Reversal of allowance for doubtful accounts		(5,654)	(1,305)
Other income		(2,193)	(2,242)
Interest expenses		97,035	80,944
Loss on foreign currency translation		859	1,204
Loss on valuation of financial assets at fair value through profit or loss		640	—
Loss on valuation of financial liabilities at fair value through profit or loss		3,733	—
Loss on disposal of long-term investments securities		7,505	—
Loss on valuation of derivatives		—	15,697
Loss on settlement of derivatives		—	3,132
Income tax expense		81,604	231,633
Provision for retirement benefits		20,423	16,665
Depreciation and amortization		625,804	610,075
Bad debt for accounts receivable - trade		7,257	17,218
Loss on disposal of property and equipment and intangible assets		1,994	2,011
Impairment loss on property, equipment and intangible assets		3,429	939
Bad debt for accounts receivable - other		19,687	3,715
Other expenses		2,756	2,566

	(Won)	825,200	724,483

SK TELECOM CO., LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2012 and 2011

32.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2012 and 2011 are as follows:

	Korean won
	2012		2011
	(In millions)
Accounts receivable - trade	(Won)	67,254	49,224
Accounts receivable - other		181,448	661,808
Accrued income		(5,653)	(17,356)
Advance payments		(13,865)	(67,315)
Prepaid expenses		12,324	26,943
Proxy paid V.A.T.		(311)	(27,983)
Inventories		17,128	(19,578)
Guarantee deposits		12,775	(650)
Accounts payable - trade		(44,706)	30,362
Accounts payable - other		(274,740)	(497,734)
Advanced receipts		(188)	1,586
Withholdings		117,747	76,573
Deposits received		(3,089)	2,493
Accrued expenses		129,735	(23,720)
Advanced V.A.T.		13,488	101,696
Unearned revenue		(26,245)	(18,271)
Provisions		(28,679)	(19)
Long-term provisions		3,718	158
Plan assets		841	3,386
Retirement benefit payment		(15,862)	(9,301)
Others		1,168	25,680

	(Won)	144,288	297,982

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2012 and 2011 are as follows:

	Korean won
	2012		2011
	(In millions)
Transfer of other tangible assets to construction in progress	(Won)	367,439	245,444
Transfer of construction in progress to property and equipment and investment in associates		603,665	280,775
Transfer of inventories to tangible assets account		18,344	13,790
Accounts payable - other related to acquisition of tangible assets and others		8,009	16,357
Write-off of accounts receivable-trade and others		4,807	174

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), expressed in Korean won, which comprise the condensed separate statement of financial position as of March 31, 2012, the related condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the Condensed Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

The accompanying condensed separate interim financial statements as of March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011 have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, in our opinion, the condensed separate interim financial statements expressed in Korean won have been translated into dollars on the basis set forth in note 2 to the condensed separate interim financial statements.

Other Considerations

The condensed separate statements of income, comprehensive income, changes in equity and cash flows for the Company for the three-month period ended March 31, 2011 were reviewed by other auditors and their report thereon, dated May 27, 2011, stated that nothing has come to their attention that causes them to believe that the condensed separate interim financial statements referred to above were not presented fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

In addition, the condensed separate statement of financial position of the Company as of December 31, 2011, and the related condensed separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors and their report thereon, dated March 13, 2012, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2011, presented for comparative purposes, is not different from that audited by other auditors in all material respects.

The procedures and practices utilized in the Republic of Korea to review such separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 16, 2012

This report is effective as of May 16, 2012, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2012 and December 31, 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	March 31, 2012		December 31, 2011	March 31, 2012	December 31, 2011
		(In millions)			(In thousands)
Assets
Current Assets:
Cash and cash equivalents	25,26	(Won)	1,163,683	895,558	$1,028,533	791,548
Short-term financial instruments	4,25,26		205,000	627,500	181,191	554,623
Short-term investment securities	6,25,26		154,263	90,573	136,347	80,054
Accounts receivable - trade, net	5,25,26,27		1,287,862	1,282,234	1,138,291	1,133,316
Short-term loans, net	5,25,26,27		85,786	88,236	75,822	77,988
Accounts receivable - other, net	5,25,26,27		526,980	774,221	465,777	684,304
Prepaid expenses			68,610	79,668	60,644	70,415
Derivative financial assets	16,25,26		70,386	83,708	62,211	73,987
Inventories, net			3,250	8,407	2,872	7,431
Advanced payments and other	5,25,26		49,513	17,972	43,763	15,885

Total Current Assets			3,615,333	3,948,077	3,195,451	3,489,551

Non-Current Assets:
Long-term financial instruments	4,25,26		7,569	7,569	6,690	6,690
Long-term investment securities	6,25,26		1,265,923	1,312,438	1,118,900	1,160,012
Investments in subsidiaries and associates	7		7,956,912	4,647,506	7,032,802	4,107,748
Property and equipment, net	8,27		6,026,044	6,260,169	5,326,183	5,533,117
Investment property	9		31,185	30,699	27,563	27,133
Goodwill	10		1,306,236	1,306,236	1,154,531	1,154,531
Intangible assets	11		2,334,965	2,364,795	2,063,784	2,090,150
Long-term loans, net	5,25,26,27		72,295	75,282	63,899	66,538
Long-term accounts receivable - other	5,25,26		2,837	5,393	2,508	4,767
Long-term prepaid expenses			19,729	20,939	17,438	18,507
Guarantee deposits	5,25,26,27		141,199	155,389	124,800	137,343
Long-term derivative financial assets	16,25,26		79,513	104,897	70,278	92,714
Deferred tax assets	23		245,946	280,380	217,382	247,817
Other non-current assets			1,004	758	887	670

Total Non-Current Assets			19,491,357	16,572,450	17,227,645	14,647,737

Total Assets		(Won)	23,106,690	20,520,527	$20,423,096	18,137,288

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2012 and December 31, 2011

	Note	Korean won			Translation into U.S. dollars (note 2)
		March 31, 2012		December 31, 2011	March 31, 2012	December 31, 2011
		(In millions)			(In thousands)
Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,25,26	(Won)	500,000	—	$441,930	—
Accounts payable - other	25,26,27		1,720,371	1,361,473	1,520,568	1,203,353
Withholdings	25,26		438,693	330,674	387,744	292,269
Accrued expenses	15,25,26		587,959	468,313	519,674	413,923
Income tax payable	23		325,604	277,836	287,788	245,568
Unearned revenue			269,310	282,890	238,034	250,036
Derivative financial liabilities	16,25,26		5,673	4,645	5,014	4,106
Provisions	14		632,213	656,597	558,788	580,340
Current portion of long-term debt, net	12,13,25,26		568,097	1,044,519	502,118	923,209
Advanced receipt and other			39,350	40,059	34,780	35,407

Total Current Liabilities			5,087,270	4,467,006	4,496,438	3,948,211

Non-Current Liabilities:
Debentures, net	12,25,26		2,985,547	2,590,630	2,638,808	2,289,756
Long-term borrowings	12,25,26		2,101,107	115,330	1,857,086	101,936
Long-term payables - other	13,25,26		705,491	840,974	623,555	743,304
Long-term unearned revenue			200,836	212,171	177,511	187,530
Defined benefit obligation	15		32,654	26,740	28,862	23,634
Long-term provisions	14		135,313	134,264	119,598	118,671
Other non-current liabilities	25,26,27		163,343	167,110	144,372	147,702

Total Non-Current Liabilities			6,324,291	4,087,219	5,589,792	3,612,533

Total Liabilities			11,411,561	8,554,225	10,086,230	7,560,744

Equity
Share capital	1,17		44,639	44,639	39,455	39,455
Share premium	17,18		(236,016)	(236,016)	(208,605)	(208,605)
Retained earnings	19		11,592,034	11,837,185	10,245,744	10,462,422
Reserves	20		294,472	320,494	260,272	283,272

Total Equity			11,695,129	11,966,302	10,336,866	10,576,544

Total Liabilities and Equity		(Won)	23,106,690	20,520,527	$20,423,096	18,137,288

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2012 and 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	2012		2011	2012	2011
		(In millions except for per share data)			(In thousands except for per share data)
Operating revenue:	27
Revenue		(Won)	3,007,439	3,129,950	$2,658,157	2,766,440
Other operating income	21		9,008	2,198	7,962	1,943

Sub-total			3,016,447	3,132,148	2,666,119	2,768,383

Operating expense:	27
Labor cost			169,735	177,462	150,022	156,851
Commissions paid			1,271,355	1,239,915	1,123,700	1,095,912
Depreciation and amortization			400,956	413,655	354,389	365,614
Network interconnection			225,750	242,494	199,532	214,331
Leased line			107,436	97,853	94,958	86,488
Advertising			36,198	35,388	31,994	31,278
Rent			80,888	79,100	71,494	69,913
Cost of goods sold			61,945	40,910	54,751	36,159
Other operating expenses	21		204,482	207,391	180,734	183,305

Sub-total			2,558,745	2,534,168	2,261,574	2,239,851

Operating income			457,702	597,980	404,545	528,532

Finance income	22		52,113	251,532	46,060	222,319
Finance costs	22		(84,365)	(60,595)	(74,566)	(53,558)
Gain on disposal of investments in subsidiaries and associates	7		80,483	122	71,135	107
Impairment loss on investments in associates	7		(72,096)	—	(63,723)	—

Income before income tax			433,837	789,039	383,451	697,400

Income tax expense	23		88,865	228,367	78,544	201,844

Net income for the period		(Won)	344,972	560,672	$304,907	495,556

Basic earnings per share	24	(Won)	4,950	7,886	$4.38	6.97

Diluted earnings per share	24	(Won)	4,847	7,550	$4.28	6.67

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2012 and 2011

	Note	Korean won			Translation into U.S. dollars (note 2)
		2012		2011	2012	2011
		(In millions)			(In thousands)
Net income for the period		(Won)	344,972	560,672	$304,907	495,556

Other comprehensive income(loss)
Net change in fair value of available-for-sale financial assets	20		(11,699)	(85,356)	(10,340)	(75,443)
Gains (losses) on valuation of derivatives	16,20		(14,323)	38,720	(12,660)	34,223
Actuarial losses on defined benefit obligations	15,19		(4,684)	(4,079)	(4,140)	(3,605)

			(30,706)	(50,715)	(27,140)	(44,825)

Total comprehensive income		(Won)	314,266	509,957	$277,767	450,731

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)	Share capital		Share Premium				Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other
Balance, January 1, 2011	(Won)	44,639	2,915,887	(2,202,439)	(15,875)	(722,216)	10,824,356	736,606	11,580,958
Cash dividends		—	—	—	—	—	(597,198)	—	(597,198)
Total comprehensive income
Net income		—	—	—	—	—	560,672	—	560,672
Other comprehensive loss		—	—	—	—	—	(4,079)	(46,636)	(50,715)

Balance, March 31, 2011	(Won)	44,639	2,915,887	(2,202,439)	(15,875)	(722,216)	10,783,751	689,970	11,493,717

Balance, January 1, 2012		44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	(585,439)	—	(585,439)
Total comprehensive income
Net income		—	—	—	—	—	344,972	—	344,972
Other comprehensive loss		—	—	—	—	—	(4,684)	(26,022)	(30,706)

Balance, March 31, 2012	(Won)	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,592,034	294,472	11,695,129

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2012 and 2011

(In thousands of U.S. dollars) (Note 2)
	Common stock	Share Premium				Retained earnings	Reserves	Total equity
		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other
Balance, January 1, 2011	$39,455	2,577,238	(1,946,649)	(14,031)	(638,339)	9,567,223	651,057	10,235,954
Cash dividends	—	—	—	—	—	(527,840)	—	(527,840)
Total comprehensive income
Net income	—	—	—	—	—	495,556	—	495,556
Other comprehensive loss	—	—	—	—	—	(3,605)	(41,220)	(44,825)

Balance, March 31, 2011	$39,455	2,577,238	(1,946,649)	(14,031)	(638,339)	9,531,334	609,837	10,158,845

Balance, January 1, 2012	39,455	2,577,238	(2,130,503)	(16,665)	(638,675)	10,462,422	283,272	10,576,544
Cash dividends	—	—	—	—	—	(517,445)	—	(517,445)
Total comprehensive income
Net income	—	—	—	—	—	304,907	—	304,907
Other comprehensive loss	—	—	—	—	—	(4,140)	(23,000)	(27,140)

Balance, March 31, 2012	$39,455	2,577,238	(2,130,503)	(16,665)	(638,675)	10,245,744	260,272	10,336,866

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2012 and 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	2012		2011	2012	2011
		(In millions)			(In thousands)
Cash flows from operating activities:
Cash generated from operating activities
Net income for the period		(Won)	344,972	560,672	$304,907	495,556
Adjustments for income and expenses	29		557,635	506,785	492,872	447,927
Changes in assets and liabilities related to operating activities	29		211,427	407,037	186,872	359,764

Sub-total			1,114,034	1,474,494	984,651	1,303,247
Interest received			20,621	35,993	18,226	31,814
Dividends received			25,167	26,472	22,244	23,398
Interest paid			(59,468)	(62,177)	(52,562)	(54,956)
Income tax paid			(1,972)	(12,431)	(1,743)	(10,988)

Net cash provided by operating activities			1,098,382	1,462,351	970,816	1,292,515

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	65,000	—	57,451
Decrease in short-term financial instruments, net			422,500	16,000	373,431	14,142
Collection of short-term loans			51,956	46,288	45,922	40,912
Proceeds from disposal of long-term investment securities			469	214,497	414	189,585
Proceeds from disposal of investments in subsidiaries and associates			88,602	1,757	78,312	1,553
Proceeds from disposal of property and equipment			450	343	398	303
Proceeds from disposal of intangible assets			1,577	3	1,394	3
Collection of long-term loans			2,811	3,341	2,484	2,953
Proceeds from disposal of other non-current assets			—	119	—	104

Sub-total			568,365	347,348	502,355	307,006
Cash outflows for investing activities:
Increase in short-term investment securities, net			45,000	—	39,774	—
Increase in short-term loans			48,808	87,643	43,139	77,464
Acquisition of long-term investment securities			9,469	215,006	8,369	190,035
Acquisition of investments in subsidiaries and associates			3,066,547	11,000	2,710,401	9,722
Acquisition of property and equipment			486,802	271,735	430,265	240,175
Acquisition of intangible assets			15,939	3,508	14,087	3,101
Increase in long-term loans			—	90	—	80
Increase in other non-current assets			246	—	218	—

Sub-total			3,672,811	588,982	3,246,253	520,577

Net cash used in investing activities		(Won)	(3,104,446)	(241,634)	$(2,743,898)	(213,571)

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

		Korean won			Translation into U.S. dollars (note 2)
	Note	2012		2011	2012	2011
		(In millions)			(In thousands)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		(Won)	500,000	—	$441,930	—
Proceeds from long-term borrowings			1,986,800	—	1,756,054	—
Cash inflows from settlement of derivatives			1,517	—	1,342	—

Sub-total			2,488,317	—	2,199,326	—
Cash outflows for financing activities:
Repayment of current portion of long-term debt			92,158	170,000	81,455	150,256
Repayment of debentures			118,813	332,160	105,014	293,583
Cash outflows from settlement of derivatives			3,157	15,690	2,790	13,868

Sub-total			214,128	517,850	189,259	457,707

Net cash provided by (used in) financing activities			2,274,189	(517,850)	2,010,067	(457,707)

Net increase in cash and cash equivalents			268,125	702,867	236,985	621,237
Cash and cash equivalents at beginning of the period			895,558	357,470	791,548	315,954
Effects of exchange rate changes on cash and cash equivalents			—	(5)	—	(5)

Cash and cash equivalents at end of the period		(Won)	1,163,683	1,060,332	$1,028,533	937,186

See accompanying notes to the condensed separate interim financial statements.

10

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company” or “the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2012, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	42,939,460	53.17
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

2.	Basis of Preparation

The accompanying separate financial statements are stated in Korean won, the functional currency of the Company and the currency of the primary economic environment in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won) 1,131.40 to USD 1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the three-month period ended March 31, 2012. Such translations into U.S. dollars do not comply with K-IFRS and should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034 Interim Financial Reporting. They do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

11

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2011.

3.	Significant Accounting Policies

The accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2011.

4.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2012 and December 31, 2011 are summarized as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Short-term financial instruments (*)	(Won)	70,000	70,000
Long-term financial instruments (*)		7,569	7,569

	(Won)	77,569	77,569

(*)	These financial instruments include financial instruments restricted in use in relation to the various charitable contributions which are non-cancellable until maturity.

12

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	(Won)	1,407,362	(119,500)	1,287,862
Short-term loans		86,912	(1,126)	85,786
Accounts receivable - other		571,784	(44,804)	526,980
Accrued income		5,110	—	5,110

		2,071,168	(165,430)	1,905,738
Non-current assets:
Long-term loans		95,865	(23,570)	72,295
Long-term accounts receivable - other		2,837	—	2,837
Guarantee deposits		141,199	—	141,199

		239,901	(23,570)	216,331

Total	(Won)	2,311,069	(189,000)	2,122,069

(In millions of won)	December 31, 2011
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	(Won)	1,400,758	(118,524)	1,282,234
Short-term loans		89,387	(1,151)	88,236
Accounts receivable - other		802,581	(28,360)	774,221
Accrued income		5,278	—	5,278

		2,298,004	(148,035)	2,149,969
Non-current assets:
Long-term loans		98,886	(23,604)	75,282
Long-term accounts receivable - other		5,393	—	5,393
Guarantee deposits		155,389	—	155,389

		259,668	(23,604)	236,064

Total	(Won)	2,557,672	(171,639)	2,386,033

13

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

5.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts in respect of trade and other receivables during the three-month periods ended March 31, 2012 and 2011 was as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Balance at January, 1	(Won)	171,639	210,996
Increase of bad debt		16,249	15,053
Reversal of allowance for doubtful accounts		(4,301)	—
Write-off		(256)	(174)
Collection of receivables written-off		5,669	2,615

Balance at March, 31	(Won)	189,000	228,490

(3)	Details of trade and other receivables, overdue but not impaired, and impaired accounts receivable as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012			December 31, 2011
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Accounts receivable	(Won)	1,002,186	799,713	944,177	1,072,199
Overdue but not impaired accounts receivable		33,716	—	24,880	—
Impaired accounts receivable		371,460	103,994	431,701	84,715

		1,407,362	903,707	1,400,758	1,156,914
Allowance for doubtful accounts		(119,500)	(69,500)	(118,524)	(53,115)

	(Won)	1,287,862	834,207	1,282,234	1,103,799

The Company establishes allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

14

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

5.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Less than 1 month	(Won)	7,844	4,229
1 ~ 3 months		6,343	6,979
3 ~ 6 months		7,140	3,336
More than 6 months		12,389	10,336

	(Won)	33,716	24,880

15

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

6.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Beneficiary certificates (*)	(Won)	145,387	90,287
Current portion of long-term investment securities		8,876	286

	(Won)	154,263	90,573

(*)	The distributions arising from beneficiary certificates as of March 31, 2012, were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Equity securities:
Marketable equity securities	(Won)	1,107,426	1,095,747
Unlisted equity securities		15,900	15,903
Equity investments		126,505	175,466

		1,249,831	1,287,116

Debt securities:
Public bonds (*1)		401	401
Investment bonds (*2)		24,567	25,207

		24,968	25,608

Total		1,274,799	1,312,724
Less current portion of long-term investment securities		(8,876)	(286)

Long-term investment securities	(Won)	1,265,923	1,312,438

(*1)	Details of maturity for the public bonds as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Less than 1 year	(Won)	45	45
1 ~ 5 years		356	356

	(Won)	401	401

(*2)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of March 31, 2012: (Won) 15,977 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

16

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

7.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Investments in subsidiaries	(Won)	3,375,231	3,382,939
Investments in associates		4,581,681	1,264,567

	(Won)	7,956,912	4,647,506

(2)	Details of investments in subsidiaries as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012				December 31, 2011
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	(Won)	144,740	144,740
Ntreev Soft Co., Ltd.(*)	—	—		—	7,708
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	60,000,000	100.0		1,234,884	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.	22,980	60.0		264,850	264,850
SKT Vietnam PTE. Ltd.	180,476,700	73.3		26,264	26,264
SKT Americas, Inc.	122	100.0		65,379	65,379
YTK Investment Ltd.	—	100.0		52,123	52,123
Atlas Investment	—	100.0		50,486	50,486

			(Won)	3,375,231	3,382,939

(*)	During the three-month period ended March 31, 2012, the Company sold 2,064,970 shares (ownership interest of 63.7%) of investment in Ntreev Soft Co., Ltd. to NCsoft Corporation and recognized gain on disposal of (Won) 80,483 million.

17

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

7.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012				December 31, 2011
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	112,531	112,531
SK China Company Ltd.	720,000	22.5		47,830	47,830
SK USA, Inc.	49	49.0		5,498	5,498
HappyNarae Co., Ltd. (*1)	680,000	42.5		12,250	12,250
F&U Credit information Co., Ltd.	300,000	50.0		4,481	4,481
Korea IT Fund (*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd. (*3)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		8,340	8,340
NanoEnTek, Inc.(*3)	1,807,130	9.3		11,000	11,000
Health Connect Co., Ltd.	141,000	49.5		1,410	1,410
UNISK (Beijing) Information Technology Co.,Ltd.	49	49.0		4,247	4,247
TR Entertainment	—	42.2		7,560	7,560
SK Industrial Development China Co., Ltd.	—	35.0		83,691	83,691
Packet One Network	1,151,556	28.2		137,751	137,751
SK Technology Innovation Company	9,800	49.0		85,873	85,873
Lightsquared Inc.(*3,4)	3,387,916	3.3		—	72,097
SK hynix Inc.(*5)	146,100,000	21.1		3,374,726	—
SK MENA Investment B.V.(*6)	—	32.1		14,485	—
SK Wyverns Baseball Club Co., Ltd. and others				47,519	47,519

			(Won)	4,581,681	1,264,567

18

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(*1)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the three-month period ended March 31, 2012.
(*2)	Investment in Korea IT Fund was classified as investments in associates as the Company only has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	Investments in these associates were classified as investments in associates as the Company has the ability to exercise significant influence on these associates through participation on their board of directors.
(*4)	The Company recognized impairment loss of (Won) 72,097 million during the three-month period ended March 31, 2012.
(*5)	The Company acquired 146,100,000 shares (ownership interest of 21.1%) of SK hynix Inc. through purchase of existing shares and subscription of new shares at February 14, 2012.

7.	Investments in Subsidiaries and Associates, Continued

(*6)	The Company acquired 32.1% of ownership interest of SK MENA Investment B.V. during the three-month period ended March 31, 2012.

(4)	The market price of investments in listed subsidiaries as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)
	March 31, 2012				December 31, 2011
	Market value per share		Number of shares	Market price	Market value per share	Number of shares	Market price
SK Broadband Co., Ltd.	(Won)	3,480	149,638,354	520,741	3,460	149,638,354	517,749

19

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

8.	Property and Equipment

(1)	Property and equipment as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012				December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	(Won)	409,427	—	409,427	409,696
Buildings		1,080,258	(413,952)	666,306	676,095
Structures		585,696	(293,306)	292,390	300,995
Machinery		15,605,494	(12,149,080)	3,456,414	3,581,275
Other		1,493,692	(818,917)	674,775	640,317
Construction in progress		526,732	—	526,732	651,791

	(Won)	19,701,299	(13,675,255)	6,026,044	6,260,169

20

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

8.	Property and Equipment, Continued

(2)	Changes in property and equipment for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	(Won)	409,696	1	—	(270)	—	409,427
Buildings		676,095	258	—	53	(10,100)	666,306
Structures		300,995	8	(1)	131	(8,743)	292,390
Machinery		3,581,275	2,707	(377)	177,255	(304,446)	3,456,414
Other		640,317	405,401	(606)	(347,537)	(22,800)	674,775
Construction in progress		651,791	78,427	—	(203,486)	—	526,732

	(Won)	6,260,169	486,802	(984)	(373,854)	(346,089)	6,026,044

(In millions of won)
	For the three-month period ended March 31, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	(Won)	402,702	—	(50)	509	—	403,161
Buildings		686,645	10,909	(20)	3,019	(9,253)	691,300
Structures		242,004	25	—	1,061	(7,836)	235,254
Machinery		3,240,001	1,340	(157)	230,392	(303,586)	3,167,990
Other		521,499	233,450	(567)	(170,980)	(19,208)	564,194
Construction in progress		376,896	26,011	—	(28,536)	—	374,371

	(Won)	5,469,747	271,735	(794)	35,465	(339,883)	5,436,270

9.	Investment Property

(1)	Investment property as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012				December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	(Won)	9,270	—	9,270	9,001
Buildings		44,792	(22,877)	21,915	21,698

	(Won)	54,062	(22,877)	31,185	30,699

21

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

9.	Investment Property, Continued

(2)	Changes in investment property for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended March 31, 2012
	Beginning balance		Transfer	Depreciation	Ending balance
Land	(Won)	9,001	269	—	9,270
Buildings		21,698	541	(324)	21,915

	(Won)	30,699	810	(324)	31,185

(In millions of won)	For the three-month period ended March 31, 2011
	Beginning balance		Transfer	Depreciation	Ending balance
Land	(Won)	9,508	(507)	—	9,001
Buildings		25,291	(1,350)	(1,206)	22,735

	(Won)	34,799	(1,857)	(1,206)	31,736

(3)	Details of fair value of investment property as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Land	(Won)	9,270	53,277	9,001	51,731
Buildings		21,915	22,326	21,698	21,679

	(Won)	31,185	75,603	30,699	73,410

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

22

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

10.	Goodwill

Goodwill as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	(Won)	1,306,236	1,306,236

11.	Intangible Assets

(1)	Intangible assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)	March 31, 2012				December 31, 2011
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Frequency use rights	(Won)	2,837,385	(975,166)	1,862,219	1,889,103
Land use right		29,273	(17,811)	11,462	12,740
Industrial right		30,527	(20,023)	10,504	8,328
Development costs		124,545	(124,004)	541	1,185
Facility usage right		38,289	(23,696)	14,593	15,058
Memberships (*1)		80,580	—	80,580	80,606
Other (*2)		1,395,277	(1,040,211)	355,066	357,775

	(Won)	4,535,876	(2,200,911)	2,334,965	2,364,795

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

23

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(2)	Details of changes in intangible assets for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	(Won)	1,889,102	16,659	—	—	(43,542)	1,862,219
Land use right		12,740	—	(80)	—	(1,197)	11,463
Industrial right		8,328	2,934	—	—	(758)	10,504
Development costs		1,185	—	—	—	(644)	541
Facility usage right		15,058	131	(38)	—	(558)	14,593
Memberships		80,607	—	(27)	—	—	80,580
Other		357,775	4,225	(1,431)	28,519	(34,023)	355,065

	(Won)	2,364,795	23,949	(1,576)	28,519	(80,722)	2,334,965

11.	Intangible Assets, Continued

(In millions of won)
	For the three-month period ended March 31, 2011
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	(Won)	709,043	—	—	(469)	(33,211)	675,363
Land use right		11,130	260	—	—	(948)	10,442
Industrial right		14,748	331	—	323	(847)	14,555
Development costs		4,898	—	—	—	(944)	3,954
Facility usage right		16,702	86	(3)	24	(555)	16,254
Membership		90,108	—	—	—	—	90,108
Other		578,340	2,831	—	38,464	(70,586)	549,049

	(Won)	1,424,969	3,508	(3)	38,342	(107,091)	1,359,725

24

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(3)	The carrying amount and residual useful lives of frequency usage rights as of March 31, 2012 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	(Won)	461,726	Frequency use rights relating to W-CDMA service	(*1)
W-CDMA license		77,477	Frequency use rights relating to W-CDMA service	(*2)
800MHz license		375,032	Frequency use rights relating to CDMA and LTE service	(*3)
1.8GHz license		928,203	Frequency use rights relating to LTE service	(*4)
Wibro license		294	WiBro service	(*5)
Wibro license		16,463	WiBro service	(*6)
DMB license		3,024	DMB service	4 years and 3 months

	(Won)	1,862,219

(*1)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(*2)	The Company purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.

25

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

11.	Intangible Assets, Continued

(*4)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will commence when the Company starts its related commercial LTE services in the second half of year 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Company purchased a WiBro license from KCC on March 30, 2005. The license period is 7 years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life.
(*6)	The Company additionally purchased Wibro license in March 2012. Amortization of this WiBro license commenced when the Company started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This Wibro license will expire in March 2019.

12.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)

Lender	Annual interest rate (%)	Maturity	March 31, 2012		December 31, 2011
Kookmin Bank and Woori Bank	4.29	Feb. 14, 2013	(Won)	500,000	—

(2)	Long-term borrowings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won and thousands of U.S. dollars)

Lender	Annual interest rate (%)	Maturity	March 31, 2012		December 31, 2011
Bank of Communications (*1,2)	6M Libor + 0.29	Oct. 10, 2013	(Won)	34,134 (USD 30,000)	34,599 (USD 30,000)
Bank of China (*1)	6M Libor + 0.29	Oct. 10, 2013		22,756 (USD 20,000)	23,066 (USD 20,000)
DBS Bank (*1)	6M Libor + 0.29	Oct. 10, 2013		28,445 (USD 25,000)	28,833 (USD 25,000)
SMBC (*1)	6M Libor + 0.29	Oct. 10, 2013		28,445 (USD 25,000)	28,832 (USD 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		2,000,000	—

				2,113,780	115,330
Less present value discount on long-term borrowings				(12,673)	—

			(Won)	2,101,107	115,330

26

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(*1)	As of March 31, 2012, 6M Libor rate is 0.73%.
(*2)	As of March 31, 2012, the Company’s lender is Bank of Communications as Credit Agricole transferred the loans to Bank of Communications during the three-month period ended March 31, 2012.

12.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, thousands of other currencies)

	Purpose	Maturity	Annual interest rate (%)	March 31, 2012		December 31, 2011
Unsecured private bonds	Refinancing fund	2016	5.00	(Won)	200,000	200,000
Unsecured private bonds		2013	4.00		200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds (*1)		2012	3M Euro Yen Libor + 0.55		172,593 (JPY 12,500,000)	185,645 (JPY 12,500,000)
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		250,000	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2012	3M Euro Yen Libor + 2.50		—	44,555 (JPY 3,000,000)
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds		2012	3M Euro Yen Tibor + 2.50		—	74,258 (JPY 5,000,000)
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Foreign global bonds		2027	6.63		455,120 (USD 400,000)	461,320 (USD 400,000)
Exchangeable bonds (*4,5)	Refinancing fund	2014	1.75		401,619 (USD 332,528)	397,886 (USD 332,528)
Floating rate notes (*2)	Operating fund	2012	3M Libor + 3.15		250,316 (USD 220,000)	253,726 (USD 220,000)
Floating rate notes (*2)		2014	3M Libor + 1.60		284,450 (USD 250,000)	288,325 (USD 250,000)
Floating rate notes (*3)		2014	SOR rate + 1.20		58,793 (SGD 65,000)	57,619 (SGD 65,000)

Sub-total					3,442,891	3,583,334
Less discounts on bonds					(34,649)	(37,329)

					3,408,242	3,546,005
Less current portion of bonds					(422,695)	(955,375)

				(Won)	2,985,547	2,590,630

27

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(*1)	As of March 31, 2012, 3M EURO Yen Libor rate is 0.19%.
(*2)	As of March 31, 2012, 3M Libor rate is 0.47%.
(*3)	As of March 31, 2012, SOR rate is 0.36%.
(*4)	As of March 31, 2012, exchangeable bonds are classified as financial liabilities at fair value through profit or loss. As of December 31, 2011, the exchangeable bonds were classified as current as the bond holders would be eligible to redeem their notes at 100% of the principal amount on April 7, 2012. However, as of March 31, 2012, the exchangeable bonds are reclassified as non-current liabilities as the bond holders have not exercised and have lost their early redemption right.

28

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

12.	Borrowings and Debentures, Continued

(*5)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of March 31, 2012, fair value of the exchangeable bonds is USD 352,978,472. The exchange price could be adjusted and the exchange price is (Won) 199,280 with the exchange rate of (Won) 1,383.40 per USD 1.

The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of March 31, 2012 is 2,308,406 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on February 9, 2012, the exchange price has changed from (Won) 209,853 to (Won) 199,280 and the number of common shares that can be exchanged was changed from 2,192,102 shares to 2,308,406 shares due to the payment of periodic dividends. During the three-month period ended March 31, 2012, no exchange was made.

(4)	Details of issuance or repayments of borrowings and debentures for the three-month period ended March 31, 2012 are as follows:

(In millions of won, thousands of Japanese yen)

Lender	Annual interest rate (%)	Maturity	Coupon value		Carrying amount
January 1, 2012			(Won)	3,698,663	3,661,334
Issues:
Short-term borrowings	4.29	2013		500,000	500,000
Long-term borrowings	4.48	2015		2,000,000	2,000,000
Commissions and others	—	—		—	(12,673)
Repayments:
Unsecured private bonds	3M Euro Yen	2012		(44,555)	(44,555)
	Libor + 2.50			(JPY 3,000,000)
Unsecured private bonds	3M Euro Yen	2012		(74,258)	(74,258)
	Libor + 2.50			(JPY 5,000,000)
Other:
Foreign translation gain (loss) and others(*)				(23,179)	(20,499)

March 31, 2012			(Won)	6,056,671	6,009,349

(*)	Foreign translation gain (loss) and others represent changes from foreign translation gain (loss) of foreign currency borrowings and debentures and amortization of bond discount.

29

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

13.	Long-term Payables - other

(1)	As of March 31, 2012 and December 31, 2011, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows (Refer to note 11):

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate (*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate (*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	(Won)	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables – other at the time of acquisition		49,363	197,190	679,453	8,009	934,015
Nominal value		52,600	208,250	746,250	—	1,007,100
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	—	(81,094)
Current portion of long-term payables - other		(17,533)	—	(74,625)	—	(92,158)
Accumulated amortization of present value discount at December 31, 2011		2,065	1,925	3,136	—	7,126
Carrying amount as of December 31, 2011		33,895	199,115	607,964	—	840,974
Increase		—	—	—	8,650	8,650
Present value discount on long-term payables - other		—	—	—	(641)	(641)
Amortization of present value discount on long-term payables - other		68	964	876	1	1,909
Less current portion of long-term payables - other		(16,812)	(65,466)	(63,123)	—	(145,401)

Carrying amount at March 31, 2012	(Won)	17,151	134,613	545,717	8,010	705,491

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payable-other.

30

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

13.	Long-term Payables - other, Continued

(2)	The repayment schedule of long-term payables - other as of March 31, 2012 is as follows:

(In millions of won)	Amount
2013	(Won)	161,575
2014		164,458
2015		146,925
2016 and thereafter		450,633

	(Won)	923,591

14.	Provisions

Change in provisions for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended March 31, 2012					As of March 31, 2012
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	(Won)	762,238	169,931	(195,806)	736,363	627,946	108,417
Provision for restoration		28,623	2,606	(66)	31,163	4,267	26,896

	(Won)	790,861	172,537	(195,872)	767,526	632,213	135,313

(In millions of won)	For the three-month period ended March 31, 2011					As of March 31, 2011
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	(Won)	732,042	200,315	(213,463)	718,894	633,447	85,447
Provision for restoration		27,740	741	—	28,481	—	28,481

	(Won)	759,782	201,056	(213,463)	747,375	633,447	113,928

The Company has provided handset subsidy for the subscribers who purchase handsets on an installment basis and recognized provision for handset subsidy in accordance with the payment duration as of period end.

31

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Present value of defined benefit obligations	(Won)	100,946	95,359
Fair value of plan assets		(68,292)	(68,619)

	(Won)	32,654	26,740

(2)	Principal actuarial assumptions as of March 31, 2012 and December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011
Discount rate for defined benefit obligations	4.53%	4.53%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	3.67%	4.74%
Expected rate of salary increase	6.10%	5.62%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of return on plan assets represent weighted average rate of market value of the individual assets on the plan. Expected rate of return on plan assets is determined based on the historical yield rate and current market conditions. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement. Inflation rate is determined based on inflation data declared by Bank of Korea.

32

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Beginning balance	(Won)	95,359	105,966
Current service cost		7,220	7,465
Interest cost		1,044	1,425
Actuarial gain or loss		6,458	3,777
Benefit paid		(9,530)	(5,017)
Others (*)		395	220

Ending balance	(Won)	100,946	113,836

(*)	Others include transfer to construction in progress.

(4)	Changes in plan assets for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Beginning balance	(Won)	68,619	84,584
Expected return on plan assets		618	974
Actuarial gain or loss		239	(302)
Benefit paid		(1,184)	(2,793)

Ending balance	(Won)	68,292	82,463

15.	Defined Benefit Liabilities, Continued

(5)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Current service cost	(Won)	7,220	7,465
Interest cost		1,044	1,425
Expected return on plan assets		(618)	(974)

	(Won)	7,646	7,916

33

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(6)	Details of plan assets as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Equity instruments	(Won)	39	—
Debt instruments		16,441	—
Short-term financial instruments, etc.		51,812	68,619

	(Won)	68,292	68,619

Actual return on plan assets for the three-month periods ended March 31, 2012 and 2011 amounted to (Won) 857 million and (Won) 672 million, respectively.

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won) 3,318 million (net of tax effect totaling (Won) 559 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won) 18,980 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won) 2,711 million (net of tax effect totaling (Won) 862 million and foreign currency translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won) 68,537 million) is accounted for as accumulated other comprehensive income.

34

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

16.	Derivative Instruments, Continued

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of March 31, 2012, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to (Won) 50,902 million (net of tax effect totaling (Won) 16,251 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won) 2,364 million) is accounted for as other comprehensive loss. In connection with the currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won) 129,806 million was recognized in profit or loss.

In addition, on October 14, 2011, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 220,000,000 issued on April 29, 2009. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won) 939 million (net of tax effect totaling (Won) 300 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won) 4,434 million) is accounted for as other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won) 6,280 million (net of tax effect totaling (Won) 2,005 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won) 5,116 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of March 31, 2012, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won) 278 million (net of tax effect totaling (Won) 89 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling (Won) 1,320 million) is accounted for as accumulated other comprehensive income.

35

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

16.	Derivative Instruments, Continued

(2)	As of March 31, 2012, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Japanese yen, and Singapore dollars)					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge
Current assets:
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012	(Won)	70,386
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		15,103
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		60,289
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011 ~ Dec. 12, 2014		3,168
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		953

Total assets					(Won)	149,899

Current liabilities:
Floating-to-fixed interest rate swap	U.S. dollar denominated bonds	USD	220,000	Apr. 29, 2009 ~ Apr.29, 2012		5,673

Total liabilities					(Won)	5,673

17.	Share Capital and Share Premium

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won) 500. The number of authorized, issued and outstanding common shares and share premium as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won, except for share data)
	March 31, 2012		December 31, 2011
Authorized shares	(Won)	220,000,000	220,000,000
Issued shares (*)		80,745,711	80,745,711
Share capital
Common stock		44,639	44,639
Share premium:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others		(722,597)	(722,597)

	(Won)	(236,016)	(236,016)

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

36

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

There were no changes in share capital for the three-month period ended March 31, 2012 and for the year ended December 31, 2011.

18.	Treasury Stock

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for (Won) 1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

In addition, the Company acquired 1,250,000 shares of treasury stock for (Won) 210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for (Won) 208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of aforementioned treasury stock transactions, as of March 31, 2012 and December 31, 2011, the Company has 11,050,712 shares of treasury stock at (Won) 2,410,451 million.

19.	Retained Earnings

(1)	Retained earnings as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Appropriated:
Legal reserve	(Won)	22,320	22,320
Reserve for research & manpower development		220,000	535,595
Reserve for business expansion		9,106,138	8,009,138
Reserve for technology development		1,901,300	1,524,000

		11,249,758	10,091,053
Unappropriated		342,276	1,746,132

	(Won)	11,592,034	11,837,185

37

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

20.	Reserves

(1)	Details of reserves as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Net change in fair value of available-for-sale financial assets	(Won)	340,918	352,616
Losses on valuation of derivatives		(46,446)	(32,122)

	(Won)	294,472	320,494

38

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(2)	Change in reserves for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	Loss on valuation of available-for-sale financial assets		Loss on valuation of derivatives	Total
Balance at January 1, 2011	(Won)	803,075	(66,469)	736,606
Changes		(112,735)	50,296	(62,439)
Tax effect		27,379	(11,576)	15,803

Balance at March 31, 2011		717,719	(27,749)	689,970

Balance at January 1, 2012		352,616	(32,122)	320,494
Changes		(15,433)	(18,896)	(34,329)
Tax effect		3,735	4,572	8,307

Balance at March 31, 2012	(Won)	340,918	(46,446)	294,472

39

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

21.	Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Other Operating Income:
Reversal of allowance for doubtful accounts	(Won)	4,301	—
Gain on disposal of property and equipment and intangible assets		231	115
Others		4,476	2,083

	(Won)	9,008	2,198

Other Operating Expenses:
Communication expenses		16,171	13,681
Utilities		32,000	27,770
Taxes and dues		27,410	7,421
Repair		39,237	41,914
Research and development		43,745	57,736
Training		4,759	4,204
Bad debt for accounts receivable - trade		290	11,528
Supplies and others		11,201	12,384
Loss on disposal of property and equipment and intangible assets		762	565
Donations		12,269	23,280
Bad debt for accounts receivable - other		15,959	3,525
Others		679	3,383

	(Won)	204,482	207,391

40

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

22.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Finance Income:
Interest income	(Won)	20,991	43,015
Dividends		25,167	26,472
Gain on foreign currency transactions		1,150	1,235
Gain on foreign currency translation		43	7,083
Gain on valuation of financial asset at fair value through profit or loss		—	2,776
Gain on disposal of long-term investment securities		470	158,495
Gain on valuation of derivatives		—	1,263
Gain on settlement of derivatives		4,292	—
Gain on valuation of financial liability at fair value through profit or loss		—	11,193

	(Won)	52,113	251,532

Finance Costs:
Interest expense		71,002	55,083
Loss on foreign currency transactions		1,375	2,208
Loss on foreign currency translation		110	173
Loss on disposal of long-term investment securities		7,505	—
Loss on settlement of derivatives		—	3,131
Loss on valuation of financial asset at fair value through profit or loss		640	—
Loss on valuation of financial liability at fair value through profit or loss		3,733	—

	(Won)	84,365	60,595

41

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Interest income on cash equivalents and deposits	(Won)	12,425	10,340
Interest income on installment receivables and others		8,566	32,675

	(Won)	20,991	43,015

22.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Interest expense on bank overdrafts and borrowings	(Won)	3,465	9,728
Interest expense on debentures		40,902	41,428
Others		26,635	3,927

	(Won)	71,002	55,083

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2012 and 2011 are as follows.

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Bad debt for accounts receivable - trade	(Won)	290	11,528
Bad debt for accounts receivable - other		15,959	3,525

	(Won)	16,249	15,053

42

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

23.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal, temporary differences, and income tax recognized in other comprehensive income. Difference between the average effective tax rate for the three-month periods ended March 31, 2012 and 2011 was caused mainly by the tax effect for changes in estimates related to prior periods.

24.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2012		March 31, 2011
Net income for the period	(Won)	344,972	560,672
Weighted average number of common shares outstanding		69,694,999	71,094,999

Basic earnings per share (In Won)	(Won)	4,950	7,886

24.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2012 and 2011are calculated as follows:

	Number of shares		Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2012		80,745,711	91/91	80,745,711
Effect of treasury stock		(11,050,712)	91/91	(11,050,712)

Number of shares at March 31, 2012	(Won)	69,694,999		69,694,999

43

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

	Number of shares		Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2011		80,745,711	90/90	80,745,711
Effect of treasury stock		(9,650,712)	90/90	(9,650,712)

Number of shares at March 31, 2011	(Won)	71,094,999		71,094,999

(2)	Diluted earnings per share

1)	Diluted net income per share for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2012		March 31, 2011
Diluted net income for the period	(Won)	349,034	553,180
Diluted weighted average number of common shares outstanding		72,003,405	73,272,388

Diluted net income per share (In Won)	(Won)	4,847	7,550

2)	Adjusted net income for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In millions of won)	For the three-month period ended
	March 31, 2012		March 31, 2011
Net income	(Won)	344,972	560,672
Effect of exchangeable bonds		4,062	(7,492)

Adjusted net income	(Won)	349,034	553,180

3)	Adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2012 and 2011 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2012	March 31, 2011
Weighted average number of common shares outstanding	69,694,999	71,094,999
Effect of exchangeable bonds (*)	2,308,406	2,177,389

Adjusted weighted average number of common shares outstanding	72,003,405	73,272,388

44

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

24.	Earnings per Share, Continued

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

25.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)

	March 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	(Won)	—	—	1,163,683	—	1,163,683
Financial instruments		—	—	212,569	—	212,569
Short-term investment securities		—	154,263	—	—	154,263
Long-term investment securities (*1)		15,977	1,249,946	—	—	1,265,923
Accounts receivable - trade		—	—	1,287,862	—	1,287,862
Loans and receivables (*2)		—	—	834,207	—	834,207
Derivative financial assets		—	—	—	149,899	149,899

	(Won)	15,977	1,404,209	3,498,321	149,899	5,068,406

45

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(In millions of won)

	December 31, 2011
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	(Won)	—	—	895,558	—	895,558
Financial instruments		—	—	635,069	—	635,069
Short-term investment securities		—	90,573	—	—	90,573
Long-term investment securities (*1)		16,617	1,295,821	—	—	1,312,438
Accounts receivable - trade		—	—	1,282,234	—	1,282,234
Loans and receivables (*2)		—	—	1,103,799	—	1,103,799
Derivative financial assets		—	—	—	188,605	188,605

	(Won)	16,617	1,386,394	3,916,660	188,605	5,508,276

25.	Categories of Financial Instruments, Continued

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*2)	Details of loans and receivables as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Short-term loans	(Won)	85,786	88,236
Accounts receivable - other		526,980	774,221
Accrued income		5,110	5,278
Long-term loans		72,295	75,282
Long-term accounts receivable - other		2,837	5,393
Guarantee deposits		141,199	155,389

	(Won)	834,207	1,103,799

46

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(2)	Financial liabilities by categories as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	(Won)	—	—	5,673	5,673
Borrowings		—	2,601,107	—	2,601,107
Debentures(*1)		401,619	3,006,623	—	3,408,242
Accounts payable – other and others(*2)		—	3,299,802	—	3,299,802

	(Won)	401,619	8,907,532	5,673	9,314,824

(In millions of won)
	December 31, 2011
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	(Won)	—	—	4,645	4,645
Borrowings		—	115,330	—	115,330
Debentures(*1)		397,886	3,148,118	—	3,546,004
Accounts payable – other and others(*2)		—	2,901,123	—	2,901,123

	(Won)	397,886	6,164,571	4,645	6,567,102

25.	Categories of Financial Instruments, Continued

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

47

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(*2)	Details of accounts payable and other payables as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)
	March 31, 2012		December 31, 2011
Accounts payable - other	(Won)	1,720,371	1,361,473
Withholdings		18	18
Accrued expenses		587,959	468,313
Current portion of long-term payables - other		145,401	89,144
Long-term payables - other		705,491	840,974
Other non-current liabilities		140,562	141,201

	(Won)	3,299,802	2,901,123

26.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

48

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

26.	Financial Risk Management, Continued

Monetary foreign currency assets and liabilities as of March 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	10,087	(Won)	11,501	1,325,680	(Won)	1,508,359
EUR	320		480	1,674		2,533
JPY	152,973		2,112	12,542,182		173,175
SGD	1		1	64,485		58,328
Others	1		1	250		41

		(Won)	14,095		(Won)	1,742,436

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of March 31, 2012, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	(Won)	(40,561)	40,561
EUR		(242)	242
JPY		145	(145)
SGD		(1)	1
Others		(4)	4

	(Won)	(40,663)	40,663

49

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2012, available-for-sale equity instruments measured at fair value amounts to (Won) 1,245,481 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

50

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

26.	Financial Risk Management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of March 31, 2012, floating-rate borrowings and debentures amount to (Won) 3,379,932 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 16) If interest rate only increases (decreases) by 1%, income before income taxes for the three-month period ended March 31, 2012 would have been decreased (increased) by (Won) 3,151 million due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2012, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remonte. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2012.

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 22.

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

51

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

Contractual maturities of financial liabilities as of March 31, 2012 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Derivative financial liabilities	(Won)	5,673	5,673	5,673	—	—
Borrowings		2,601,107	2,879,489	612,040	2,267,449	—
Debentures (*1)		3,408,242	4,297,017	562,244	2,530,348	1,204,425
Accounts payable - other and others (*2)		3,299,802	3,372,502	2,465,508	608,494	298,500

	(Won)	9,314,824	10,554,681	3,645,465	5,406,291	1,502,925

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

52

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

26.	Financial Risk Management, Continued

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended 31 December 2011.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of March 31, 2012 and December 31, 2011 are as follows:

(In millions of won)

	March 31, 2012		December 31, 2011
Liability	(Won)	11,411,561	8,554,225
Equity		11,695,129	11,966,302

Debt-equity ratio		97.58%	71.49%

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Company is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Company uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Company.

53

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

Interest rates used by the Company for the fair value measurement as of March 31, 2012 are as follows:

Interest rate
Derivative instruments	3.19%~5.07%
Borrowings and Debentures	4.09%

26.	Financial Risk Management, Continued

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)

	March 31, 2012			December 31, 2011
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	(Won)	15,977	15,977	16,617	16,617
Derivative financial assets		149,899	149,899	188,605	188,605
Available-for-sale financial assets		1,245,481	1,245,481	1,273,132	1,273,132

	(Won)	1,411,357	1,411,357	1,478,354	1,478,354

Assets carried at amortized cost
Cash and cash equivalents		1,163,683	1,163,683	895,558	895,558
Available-for-sale financial assets		158,728	158,728	113,262	113,262
Accounts receivable – trade and others		2,122,069	2,122,069	2,386,033	2,386,033
Financial instruments		212,569	212,569	635,069	635,069

	(Won)	3,657,049	3,657,049	4,029,922	4,029,922

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss		401,619	401,619	397,886	397,886
Derivative financial liabilities		5,673	5,673	4,645	4,645

	(Won)	407,292	407,292	402,531	402,531

Liabilities carried at amortized cost
Borrowings		2,601,107	2,646,596	115,330	115,330
Debentures		3,006,623	3,179,676	3,148,118	2,985,078
Accounts payable - other and others		3,299,802	3,299,802	2,901,123	2,901,123

	(Won)	8,907,532	9,126,074	6,164,571	6,001,531

54

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

2)	Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

55

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

26.	Financial Risk Management, Continued

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of March 31, 2012.

(In millions of won)

	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	(Won)	—	15,977	—	15,977
Available-for-sale financial assets		1,107,427	25,387	112,667	1,245,481
Derivative financial assets		—	149,899	—	149,899
Financial liabilities at fair value through profit or loss		401,619	—	—	401,619
Derivative financial liabilities		—	5,673	—	5,673

There have been no transfers from Level 2 to Level 1 in 2012 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2012 are as follows:

(In millions of won)
	Balance at January 1		Other comprehensive income	Disposal	Balance at March 31
Available-for-sale financial assets	(Won)	162,098	(35,345)	(14,086)	112,667

56

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

27.	Transactions with Related Parties

(1)	As of March 31, 2012, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage ( %)	Types of business

Parent Company	SK Holdings Co., Ltd.	25.2(*1)	Holding company

Subsidiaries	SK Telink Co., Ltd.	83.5	Telecommunication service

	SK Communications Co., Ltd.	64.6(*2)	Internet website services

	PAXNet Co., Ltd.	59.7(*2)	Internet website services

	Loen Entertainment, Inc.	67.6(*2)	Release of music disc

	Stonebridge Cinema Fund	45.6	Investment association

	Commerce Planet Co., Ltd.	100.0(*2)	Online shopping mall operation agency

	SK Broadband Co., Ltd.	50.6	Telecommunication services

	Broadband D&M Co., Ltd.	100.0(*2)	Base station maintenance service

	Broadband Media Co., Ltd.	100.0(*2)	Multimedia TV portal service

	Broadband CS Co., Ltd.	100.0(*2)	Customer Q&A and Service

	K-net Culture and Contents Venture Fund	59.0(*2)	Investment association

	Benex Focus Limited Partnership II	66.7(*2)	Investment association

	Open Innovation Fund	98.9(*2)	Investment association

	PS&Marketing Corporation	100.0	Retail

	Service Ace Co., Ltd.	100.0	Customer center management service

	Service Top Co., Ltd.	100.0	Customer center management service

	Network O&S Co., Ltd.	100.0	Base station maintenance service

	BNCP Co., Ltd.	100.0(*2)	Software development and distribution service

	Service-In Co., Ltd.	100.0(*2)	Data base and internet website service

	SK Planet Co., Ltd.	100.0	Telecommunication service and new media business

	SK Telecom China Holdings Co., Ltd.	100.0	Equity investment (Holding company)

	SKY Property Mgmt. Ltd.	60.0	Equity investment

	Shenzhen E-eye High Tech Co., Ltd.	65.5(*2)	GPS manufacturing and selling

	SK China Real Estate Co., Ltd.	99.4	Equity investment

	SKT Vietnam PTE. Ltd.	73.3	Telecommunication service

	SKT Americas, Inc.	100.0	Telecommunication service

	YTK Investment Ltd.	100.0	Investment

	Atlas Investment	100.0	Investment

	Technology Innovation Partners, LP.	100.0(*2)	Investment

	SK Telecom China Fund I L.P.	100.0(*2)	Investment

(*1)	The ownership percentage represents parent company’s ownership over the Company.
(*2)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

57

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

27	Transactions with Related Parties, Continued

(2)	Transactions

(In millions of won)	Purchases of property and equipment			Commissions paid and other expenses		Commissions earned and other income
	For the three-month period ended
	March 31, 2012		March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Parent Company:
SK Holdings Co., Ltd.	(Won)	—	—	6,230	6,256	99	76
Subsidiaries:
SK Telink Co., Ltd.		—	—	9,945	25,113	11,699	18,263
SK Communications Co., Ltd.		—	—	—	2,254	1,696	2,120
Loen Entertainment, Inc.		—	—	3	9,838	964	950
Ntreev Soft Co., Ltd. (*1)		—	—	—	—	—	2,996
Commerce Planet Co., Ltd.		—	—	—	41,999	3	2,383
SK Broadband Co., Ltd.		355	—	87,099	51,466	27,127	19,960
PS&Marketing Corporation		—	—	64,404	63,467	735	622
Service Ace Co., Ltd.		—	—	34,363	28,171	2,078	2,777
Service Top Co., Ltd.		—	—	33,202	27,448	1,661	1,611
Network O&S Co., Ltd.		—	—	26,017	18,879	587	567
SK Planet Co., Ltd.		—	—	130,634	—	13,543	—
SK Telecom China Holdings Co., Ltd.		—	—	—	4,520	—	—
SKT Americas, Inc.		—	—	—	3,308	—	—
Others		—	—	277	251	29	45
Associates:
SK Marketing & Company Co., Ltd.		24	—	24,077	27,382	2,000	2,182
F&U Credit information Co., Ltd.		—	—	12,674	9,742	341	383
SK Wyverns Baseball Club Co., Ltd.		—	—	9,400	9,794	—	13
HanaSK Card Co., Ltd.		—	2	76,253	44,313	47,677	17,793
HappyNarae Co., Ltd. (*2)		3	166	429	588	—	3
Others		—	—	4,460	4,164	—	1
Others:
SK C&C Company Limited		52,072	25,576	63,631	62,684	1,255	1,324
SK Innovation Co., Ltd.		—	—	185	—	825	—
M&Service Co., Ltd.		—	—	156	2,369	223	4
SK Engineering and Construction Co., Ltd.		42,882	8,023	81	83	1,569	951
SK Telesys Co., Ltd.		12,344	9,017	462	2,257	31	37,208
SK Networks Company Limited		—	168	83,481	86,246	4,153	4,132
SK Networks Service		—	—	6,718	3,167	—	78
Others		4	271	2,493	23,636	1,984	1,641

	(Won)	107,684	43,223	676,674	559,395	120,279	118,083

58

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

27.	Transactions with Related Parties, Continued

(*1)	The Company sold its investment during the three-month period ended March 31, 2012.
(*2)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the three-month period ended March 31, 2012.

(3)	Account balances

(In millions of won)	March 31, 2012
	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Parent Company:
SK Holdings Co., Ltd.	(Won)	133	—	—	—
Subsidiaries:
SK Telink Co., Ltd.		3,952	—	23,232	3,281
SK Communications Co., Ltd.		2,120	—	3,218	5,524
Loen Entertainment, Inc.		580		21	—
Commerce Planet Co., Ltd.		—	—	42	—
SK Broadband Co., Ltd.		4,560	1,151	28,189	39,944
PS&Marketing Corporation		319	—	112,097	6,276
Service Ace Co., Ltd.		—	—	16,172	3,997
Service Top Co., Ltd.		569	—	11,782	3,367
Network O&S Co., Ltd.		263	—	3,425	165
SK Planet Co., Ltd.		26,462	—	23,175	66,829
SK Vietnam PTE. Ltd.		3,737	—	—	—
Others		—	—	54	150
Associates:
SK Marketing & Company Co., Ltd.		819	—	9,705	—
F&U Credit information Co., Ltd.		23	—	3,795	—
SK Wyverns Baseball Club Co., Ltd.		—	—	105	—
Wave City Develkpment Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		7,718	—	4,380	—
HappyNarae Co., Ltd. (*)		—	—	402	—
Others		2	10	332	—
Others:
SK C&C Company Limited		1,288	—	85,733	197
SK Innovation Co., Ltd.		714	91	—	—
M&Service Co., Ltd.		402	—	399	—
SK Engineering and Construction Co., Ltd.		1,064	—	16,235	82
SK Telesys Co., Ltd.		140	—	12,359	—
SK Networks Company Limited		—	1,013	27,273	696
SK Networks Service		—	—	2,688	—
Others		478	—	1,796	47

	(Won)	93,755	2,265	386,609	130,555

(*)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the three-month period ended March 31, 2012.

59

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

27.	Transactions with Related Parties, Continued

(3)	Account balances, Continued

(In millions of won)	December 31, 2011
	Accounts receivable		Guarantee deposits	Accounts payable	Guarantee deposits received
Parent Company:
SK Holdings Co., Ltd.	(Won)	146	—	—	—
Subsidiaries:
SK Telink Co., Ltd.		2,664	—	7,749	3,281
SK Communications Co., Ltd.		1,221	—	2,508	5,524
Loen Entertainment, Inc.		472	—	764	—
Ntreev Soft Co., Ltd.(*1)		1,629	—	—	—
Commerce Planet Co., Ltd.		1	—	363	—
SK Broadband Co., Ltd.		7,244	982	78,286	40,401
PS&Marketing Corporation		371	—	40,311	6,249
Service Ace Co., Ltd.		735	—	13,213	3,997
Service Top Co., Ltd.		438	—	14,733	2,462
Network O&S Co., Ltd.		575	—	50,210	170
SK Planet Co., Ltd.		85,902	—	177,809	66,805
SK Telecom China Holdings Co., Ltd.		3,788	—	—	—
SKT Americas, Inc.		—	—	4,062	—
Others		—	—	591	150
Associates:
SK Marketing & Company Co., Ltd.		262	—	22,977	—
F&U Credit information Co., Ltd.		—	—	3,736	—
SK Wyverns Baseball Club Co., Ltd.		3,812	—	—	—
Wave City Develkpment Co., Ltd.		38,412	—	—	—
HanaSK Card Co., Ltd.		8,627	—	1,600	—
HappyNarae Co., Ltd. (*2)		—	—	1,057	—
Daehan Kanggun BcN Co., Ltd.		20,562	—	—	—
Others		—	—	1,060	—
Others:
SK C&C Company Limited		2,452	—	89,784	197
SK Innovation Co., Ltd.		940	91	2	—
M&Service Co., Ltd.		332	—	2,346	—
SK Engineering and Construction Co., Ltd.		486	—	27,808	83
SK Telesys Co., Ltd.		106	—	35,371	—
SK Networks Company Limited		696	4,613	29,296	696
SK Networks Service		—	—	3,530	—
Others		2,141	—	1,322	—

	(Won)	184,014	5,686	610,488	130,015

(*1)	The Company sold its investment during the three-month period ended March 31, 2012.
(*2)	Name of the company has been changed from MRO Korea Co., Ltd. to HappyNarae Co., Ltd. during the three-month period ended March 31, 2012.

60

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

27.	Transactions with Related Parties, Continued

(4)	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. Considerations given to key management for the three-month periods ended March 31, 2012 and 2011 are as follows:

(In millions of won)
	For the three-month period ended
	March 31, 2012		March 31, 2011
Salaries	(Won)	7,991	7,156
Provision for retirement benefits		565	517

	(Won)	8,556	7,673

28.	Commitments and Contingencies

As of March 31, 2012, the Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to (Won) 4,200 million, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Company provides payment guarantees to the Defense Acquisition Program Administration.

61

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

29.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2012 and 2011 are as follows:

	Korean won
	2012		2011
	(In millions)
Interest income	(Won)	(20,991)	(43,015)
Dividends		(25,167)	(26,472)
Gain on foreign currency translation		(43)	(7,083)
Gain on valuation of financial assets at fair value through profit or loss		—	(2,776)
Gain on valuation of financial liabilities at fair value through profit or loss		—	(11,193)
Gain on disposal of long-term investments securities		(470)	(158,495)
Gain on valuation of derivatives		—	(1,263)
Gain on settlement of derivatives		(4,292)	—
Gain on disposal of investments in associates		(80,483)	(122)
Gain on disposal of property and equipment and intangible assets		(231)	(115)
Reversal of allowance for doubtful accounts		(4,301)	—
Other income		(2,131)	(2,220)
Interest expenses		71,002	55,083
Loss on foreign currency translation		110	173
Loss on valuation of financial assets at fair value through profit or loss		640	—
Loss on valuation of financial liabilities at fair value through profit or loss		3,733	—
Loss on disposal of long-term investments securities		7,505	—
Loss on settlement of derivatives		—	3,131
Income tax expense		88,865	228,367
Provision for retirement benefits		7,646	7,916
Impairment loss on investment in associates		72,096	—
Depreciation and amortization		427,135	448,180
Bad debt for accounts receivable - trade		290	11,528
Loss on disposal of property and equipment and intangible assets		762	565
Bad debt for accounts receivable - other		15,959	3,525
Other expenses		1	1,071

	(Won)	557,635	506,785

62

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2012 and 2011

29.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2012 and 2011 are as follows:

	Korean won
	2012		2011
	(In millions)
Accounts receivable - trade	(Won)	(1,727)	104,268
Accounts receivable - other		250,337	393,964
Advance payments		(9,574)	(59,696)
Prepaid expenses		12,268	28,773
Inventories		5,158	(4,857)
Long-term accounts receivables - other		2,556	280,356
Guarantee deposits		14,247	3,903
Accounts payable - other		(227,014)	(435,664)
Advanced receipts		(709)	(7,952)
Withholdings		108,020	141,380
Deposits received		(1,637)	(330)
Accrued expenses		116,378	(3,955)
Unearned revenue		(24,915)	(18,189)
Provisions		(28,651)	(19,301)
Long-term provisions		5,037	6,325
Plan assets		1,184	2,793
Retirement benefit payment		(9,530)	(5,017)
Others		(1)	236

	(Won)	211,427	407,037

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2012 and 2011 are as follows:

	Korean won
	2012		2011
	(In millions)
Transfer of other property and equipment to construction in progress	(Won)	367,293	245,321
Transfer of construction in progress to property and equipment		570,779	273,857
Accounts payable - other related to acquisition of tangible assets and others		8,010	—
Write-off of accounts receivable-trade and others		256	174

63

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name: Soo Cheol Hwang
Title: Senior Vice President

Date: June 29, 2012

64